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Pulaski Financial Corp.

2013 ANNUAL REPORT

True Community Banking

Large enough to matter to St. Louis. *Small enough to care.*

2013 ANNUAL REPORT

Contents

Pulaski Financial Corp.

Pulaski Financial Corp., the holding company for Pulaski Bank, is a public company trading under the symbol "PULB" on the NASDAQ Global Select market. Pulaski Bank is an independent community bank providing friendly, personal service to retail customers and small- to medium-sized businesses. We were founded in 1922 as Pulaski Building and Loan Association. We operate thirteen full-service offices in the St. Louis metropolitan area and loan production offices in the St. Louis and Kansas City metropolitan areas and mid-Missouri, southwestern Missouri, eastern Kansas, Omaha, Nebraska, and Council Bluffs, Iowa. Pulaski Bank has total assets of approximately $1.3 billion and approximately 454 full-time equivalent employees.

SAFE HARBOR STATEMENT:

This report may contain certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts; rather, they are statements based on management's current expectations regarding our business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.



Stanley J. Bradshaw
CHAIRMAN OF THE BOARD



Gary W. Douglass
PRESIDENT & CHIEF EXECUTIVE OFFICER

Fellow Shareholders:

We are pleased to be able to report another year of solid performance and continued progress toward our longer-term objectives. Achievements were realized in many key areas, despite the variety of obstacles we encountered during the year, including ongoing challenges and a significant, unexpected event. These achievements included accelerated improvement in asset quality, renewed growth in commercial lending, expansion of our mortgage banking efforts, continued reductions in the cost of funds, and additional "shareholder-friendly" repurchases of outstanding preferred stock.

Progress, Opportunities and Challenges

For the 2013 fiscal year, although earnings remained steady at $0.74 per share, matching the $0.74 earnings per share for fiscal 2012, we believe this represents a level of solid performance in light of the significant, negative impact of an unforeseen event which we discovered following the completion of our fiscal year. As we have previously disclosed, we uncovered an elaborate fraud scheme involving one of our commercial loan borrowers that resulted in a $6.4 million loan charge-off in the September 2013 quarter. The effect of this charge-off was a $0.36 per share reduction in our fiscal 2013 earnings. Absent this event, earnings levels and related performance measures would have been well above industry averages.

Throughout the year, we responded to the challenges presented by the difficult operating environment faced throughout the entire banking industry through a steadfast adherence to our community banking strategy. Our community banking model remains focused on building long-term relationships with small- and medium-sized businesses and retail customers, and emphasizes high-quality, responsive and personalized customer service. Each of our three principal lines of business, commercial lending, mortgage banking and retail deposit operations, made significant contributions to our earnings again in fiscal 2013.

The market continued to recognize our progress and our opportunities, despite the challenges we faced. During the year, our stock price reached $10.74 per share, its highest level since 2008, and ended the fiscal year at $10.31 per share. This increase in price from the $8.25 prior-year closing price, combined with our ongoing common stock dividends, resulted in a total shareholder return of 30% for the fiscal year ended September 30, 2013.

Lines of Business

Our commercial lending operation continued to experience many of the same industry-wide headwinds seen in recent years. These included a slowly recovering economy, soft customer loan demand and a flat yield curve for most of the year. Downward pressure on asset yields continued, as we faced intense local competition from other financial institutions for new and renewing loans. Despite these obstacles, through dedicated effort, our commercial group



was able to grow the commercial loan portfolio $46 million, or almost 8%, during the year. We were particularly focused on growth in commercial and industrial lending, where outstanding balances increased nearly 15%, or $29 million. Due to our focus on business development and portfolio growth, we were able to significantly minimize the effects from decreases in commercial loan interest income resulting from the downward market pressures on our loan yields. Finally, as the result of our on-going workout and collection efforts, we were able to successfully recover almost $4 million of losses on commercial loans that defaulted in prior years.

Our mortgage banking operations experienced another successful year as we continued to capitalize on our strong market position, especially regarding home purchase financing activity. We achieved increased mortgage banking revenues, driven primarily by improved net profit margins. This was combined with continued strong levels of loan origination and sales activity, particularly in the first three quarters of the fiscal year. By the fourth quarter, significantly higher market interest rates, related to anticipated changes in Federal Reserve monetary policies, brought to an abrupt close the prolonged surge in home mortgage refinancing activity. The rapid and dramatic falloff in mortgage refinance volumes was somewhat offset by improving home purchase financing activity, as well as increasing volumes from our expansion initiatives into new contiguous markets.

Consistent with our focus over the past few years, our retail deposit business continued to achieve reductions in non-relationship deposit costs, while building fee income levels and actively managing operating costs.

Asset Quality

Our overriding organization-wide priority over the past five years has been improvement in asset quality. We are pleased to report that we are succeeding. Our levels of non-performing assets decreased another 45% in 2013, whose fourth quarter represented our eleventh consecutive quarterly decline. We ended the year with non-performing assets totaling well below 3% of total assets, down more than 50% from the peak levels of nearly 6% a few years ago. This improvement in asset quality is increasingly translating into reduced costs, including declining loan loss provisions and foreclosed property costs, and a lower level of lost interest income.

Capital Management

We made significant progress toward our goal of prudently reducing outstanding levels of our preferred stock. This preferred stock, which originally totaled $32.5 million, was previously issued under the U.S. Treasury's Capital Purchase Program ("TARP"), and was auctioned by the Treasury to private investors in 2012. During 2013, we repurchased an additional $8.0 million of preferred stock, leaving $17.3 million outstanding at September 30, 2013. These repurchases were funded through accumulated earnings and excess capital, and, consistent with our capital management strategies, did not require a dilutive capital raise. Following this utilization of excess capital, our capital position remains strong, with bank-level regulatory capital levels well above the minimum levels required to be classified as "well-capitalized".

Looking Forward to 2014 and Beyond

We begin our new fiscal year encouraged by the progress we have made and the opportunities we foresee. We are also braced for what we believe will be continuing industry-wide challenges, which must be addressed and overcome. Our continued progress in 2014 is centered on reestablishing revenue growth and closely controlling expenses. This begins with maintaining growth in the commercial loan portfolio and stabilizing the market-driven decline in loan yields. Opportunities to begin selectively rebuilding our residential mortgage portfolio are emerging, which will bolster our net interest income levels. Continued reductions in non-performing assets should result in significant improvement in the credit costs associated with loan loss provisions and foreclosed real estate.

Our principal challenge will be replacing lower anticipated levels of mortgage refinancing activity. To do so, we will accelerate our initiatives to expand our market share by adding loan production offices in surrounding Midwest markets and additional loan officers in St. Louis and Kansas City, coupled with enhanced product offerings. Finally, subject to earnings and excess capital availability, we expect to continue our active capital management strategy by repurchasing additional preferred shares in fiscal 2014. Together, we believe this focus will position us for strong earnings growth in 2014.

In closing, we want to thank all of the Pulaski team members for their contributions to our progress, their enthusiasm towards our opportunities, and their unwavering efforts against our challenges. We also want to thank you, our fellow shareholders, for your continued support and encouragement.

Sincerely,



Stanley J. Bradshaw
Chairman of the Board



Gary W. Douglass
President & Chief Executive Officer

Bank Locations

12300 Olive Boulevard
Creve Coeur, MO 63141
314.878.2210

3760 South Grand Avenue
St. Louis, MO 63118
314.771.6750

4226 Bayless Avenue
St. Louis, MO 63123
314.638.2000

8008 North Lindbergh
Hazelwood, MO 63042
314.831.8700

1928 Zumbehl Road
St. Charles, MO 63303
636.946.1334

1700 O'Fallon Road
St. Charles, MO 63304
636.300.0069

17701 Edison Avenue
Chesterfield, MO 63005
636.530.7508

415 DeBaliviere Avenue
St. Louis, MO 63112
314.367.8800

#10 Maryland Plaza
St. Louis, MO 63108
314.367.8333

6510 Clayton Road
Richmond Heights, MO 63117
314.644.0986

175 Carondelet Plaza
Clayton, MO 63105
314.863.7777

900 Olive Street
St. Louis, MO 63101
314.539.9600

14446 Clayton Road
Ballwin, MO 63011
636.391.3131

Loan Production Offices

ST. LOUIS METROPOLITAN AREA

#1 Pulaski Center Drive
St. Louis, MO 63141
314-317-4800

17813 Edison Avenue
Suite 101
Chesterfield, MO 63005
636-529-9300

2724 A Grovelin Street
Godfrey, IL 62035
618-467-5626

8642 Commercial Boulevard
Pevely, MO 63070
636-224-2800

1124 Hartman Lane, Suite 120
Shiloh, IL 62221
618-589-9733

10121 Paget Drive
St. Louis, MO 63132
314-993-6690

KANSAS CITY METROPOLITAN AREA

4550 W. 109th Street
Suite 100
Overland Park, KS 66211
913-338-4300

8413 Clint Drive
Belton, MO 64012
816-331-8585

10502 NW Ambassador Drive
Suite 200
Kansas City, MO 64153
816-416-8040

821 NE Columbus, Suite 200
Lee's Summit, MO 64063
816-347-1678

1512 N Church Road, Suite A
Liberty, MO 64068
816-429-6639

MID-MISSOURI

5891 Osage Beach Parkway
Suite 102
Osage Beach, MO 65065
573-693-9090

509 S Ohio Avenue
Sedalia, MO 65301
660-851-0997

101 North Maguire Street
Warrensburg, MO 64093
660-362-1400

SOUTHWESTERN MISSOURI

1910 E Battlefield, Suite C
Springfield, MO 65804
417-720-4731

OMAHA-COUNCIL BLUFFS METROPOLITAN AREA

1125 S 103rd Street
Suite 110
Omaha, NE 68124
402-884-4020

1221 E Pierce Street
Suite 100
Council Bluffs, IA 51503
712-256-5510

LAWRENCE, KANSAS

3210 Mesa Way, Suite B
Lawrence, KS 66049
785-850-1450

WICHITA, KANSAS

515 S. Main Street
Suite 102
Wichita, KS 67202
316-652-9400



Pulaski Bank
PULASKI BANK
Pulaski Bank
Pulaski Bank
Pulaski Bank
ATM



Business of the Company

Pulaski Financial Corp. (the "Company") is a diversified, community-based, financial institution holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, a federally chartered savings bank ("Pulaski" or the "Bank"). Pulaski Bank provides an array of financial products and services for businesses and consumers primarily through its thirteen full-service offices in the St. Louis metropolitan area and residential mortgage loan production offices in the St. Louis and Kansas City metropolitan areas, mid-Missouri, southwestern Missouri, eastern Kansas, Omaha, Nebraska and Council Bluffs, Iowa.

We have grown our assets and deposits internally by building our residential and commercial lending operations, opening de novo branches and residential mortgage loan production offices, and hiring experienced bankers with existing customer relationships in our markets. Our goal is to continue to deliver value to our shareholders and to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the personal, community-oriented customer service that has characterized our success.







PULASKI FINANCIAL CORP.

2013 FINANCIAL REVIEW

Pulaski Financial Corp. and Subsidiaries

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(In thousands, except per share amounts)	2013	2012	2011	2010	2009
	At or for the Years Ended September 30,				
FINANCIAL CONDITION DATA					
Total assets	$ 1,275,944	$ 1,347,517	$ 1,309,209	$ 1,452,817	$ 1,406,426
Loans receivable, net	988,668	975,728	1,021,273	1,046,273	1,132,095
Mortgage loans held for sale	70,473	180,575	100,719	253,578	109,130
Cash and cash equivalents	86,309	62,335	57,071	15,603	37,451
Debt and mortgage-backed securities available for sale	38,691	21,595	14,457	8,001	1,997
Mortgage-backed securities held to maturity	4,520	5,983	9,986	19,142	28,165
Capital stock of Federal Home Loan Bank	4,777	5,559	3,100	9,774	11,650
Deposits	1,010,812	1,081,698	1,103,169	1,093,947	1,170,072
Borrowed money	113,483	109,981	48,356	202,256	82,557
Subordinated debentures	19,589	19,589	19,589	19,589	19,589
Stockholders' equity – preferred	17,310	24,976	31,527	31,088	30,655
Stockholders' equity – common	98,748	93,191	88,643	85,265	86,306
OPERATING DATA					
Interest and dividend income	$ 51,614	$ 55,708	$ 60,253	$ 65,104	$ 67,823
Interest expense	6,445	8,678	12,951	18,392	26,215
Net interest income	45,169	47,030	47,302	46,712	41,608
Provision for loan losses	12,090	14,450	14,800	26,064	23,031
Net interest income after provision for loan losses	33,079	32,580	32,502	20,648	18,577
Total non-interest income	18,770	15,704	12,998	14,840	19,567
Total non-interest expense	37,243	34,191	34,285	31,936	31,437
Income before income taxes	14,606	14,093	11,215	3,552	6,707
Income taxes	4,797	4,263	3,150	259	1,630
Net income	9,809	9,830	8,065	3,293	5,077
Benefit from repurchase of preferred stock	22	364	–	–	–
Preferred stock dividends declared and discount accretion	(1,542)	(2,048)	(2,066)	(2,060)	(1,265)
Income available to common shares	**$ 8,289**	**$ 8,146**	**$ 5,999**	**$ 1,233**	**$ 3,812**
COMMON SHARE DATA					
Basic earnings per common share	$ 0.76	$ 0.76	$ 0.57	$ 0.12	$ 0.37
Diluted earnings per common share	$ 0.74	$ 0.74	$ 0.55	$ 0.12	$ 0.37
Dividends declared per common share	$ 0.38	$ 0.38	$ 0.38	$ 0.38	$ 0.38
Book value per common share	$ 8.65	$ 8.21	$ 8.07	$ 7.87	$ 8.31
Weighted average common shares – basic	10,892	10,679	10,543	10,381	10,179
Weighted average common shares – diluted	11,133	10,994	10,988	10,627	10,402
Common shares outstanding at end of period	11,419	11,346	10,987	10,838	10,389

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	At or for the Years Ended September 30,				
	2013	2012	2011	2010	2009
KEY OPERATING RATIOS					
Return on average assets	0.75%	0.75%	0.58%	0.24%	0.36%
Return on average total equity	8.04%	7.93%	6.73%	2.80%	4.64%
Return on average common equity	8.42%	8.75%	6.77%	1.42%	4.36%
Interest rate spread	3.59%	3.71%	3.51%	3.34%	2.85%
Net interest margin	3.71%	3.86%	3.67%	3.54%	3.10%
Efficiency ratio	58.28%	54.48%	56.87%	52.12%	51.24%
Dividend payout ratio	51.35%	51.35%	69.09%	316.67%	102.70%
Non-interest expense to average assets	2.87%	2.61%	2.49%	2.30%	2.21%
Average interest-earning assets to average interest-bearing liabilities	122.83%	120.89%	115.75%	114.41%	112.77%
Average total equity to average total assets	9.38%	9.48%	8.69%	8.46%	7.74%
Allowance for loan losses to total loans receivable at end of year	1.82%	1.73%	2.46%	2.52%	1.79%
Allowance for loan losses to non-performing loans	66.31%	36.05%	48.17%	45.29%	34.68%
Net charge-offs to average outstanding loans receivable during the year	1.08%	2.26%	1.51%	1.76%	1.31%
Non-performing assets to total assets	2.66%	4.56%	5.51%	5.13%	4.82%
OTHER DATA					
Number of:					
Full-time equivalent employees	454	416	410	457	465
Full-service offices	13	13	13	12	12
Residential mortgage loan production offices	19	14	6	6	5
REGULATORY CAPITAL RATIOS (1)					
Tier 1 leverage ratio	10.05%	9.63%	10.18%	9.02%	9.19%
Tier 1 risk-based capital ratio	12.77%	12.33%	12.34%	11.13%	11.08%
Total risk-based capital	14.03%	13.58%	13.59%	12.39%	12.33%

(1) Regulatory capital ratios are for Pulaski Bank only and are computed in accordance with the Office of the Comptroller of the Currency's instructions for Consolidated Reports of Condition and Income.

GENERAL

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding our financial condition and results of operations. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this annual report.

This report may contain certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts; rather, they are statements based on management's current expectations regarding our business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors that could affect actual results include market interest rates and interest rate trends, the general economic climate in the market areas in which we operate, as well as nationwide, our ability to control costs and expenses, products and pricing offered by competitors, loan delinquency rates, demand for loans and deposits, changes in the quality or composition of our loan portfolio, changes in accounting principles and changes in federal and state legislation and regulation. Additional factors that may affect our results are discussed in the section titled "Risk Factors" in our annual report on Form 10-K and in other reports filed with the Securities and Exchange Commission. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

PULASKI'S COMMUNITY BANKING STRATEGY

We are one of the top residential lenders in our market areas, with $1.37 billion of new residential mortgage loans originated during the year ended September 30, 2013. In addition, we originated $491.4 million of commercial loans during the year. Despite a challenging economic environment, we were able to leverage these customer relationships, which helped us maintain a stable core deposit base. Our community banking strategy is centered on building long-term relationships with small- to medium-sized businesses and retail customers and emphasizes high-quality, responsive and personalized customer service. Pulaski has a 91-year history of serving many St. Louis neighborhoods and has positioned itself to be a "True Community Bank" to metropolitan St. Louis. Our strategy has enabled us to capture a 1.20% share of the $87.1 billion St. Louis deposit market at June 30, 2013, as reported by the Federal Deposit Insurance Corporation. Pulaski Bank maintains the sixteenth largest deposit market share out of 137 financial institutions in the St. Louis metropolitan area.

We believe there is a significant opportunity for a locally-managed, community-focused bank to provide a full range of financial services to retail customers and small- and middle-market businesses. A large amount of local deposits have been acquired by regional and national banks during the past decade, which has created larger banks that are perceived by many customers as impersonal or unresponsive. By offering quicker decision making in the delivery of banking products and services, offering customized products where needed, and providing our customers access to our senior decision makers, we distinguish ourselves from the larger regional and national banks operating in our market areas. Conversely, our larger capital base and product mix enable us to compete effectively against smaller banks with limited services and capabilities.

PRIMARY BUSINESS LINES

Crucial to our community banking strategy is growth in the Company's three primary business lines: commercial banking services, retail mortgage lending and retail banking services. Our marketplace continues to be extremely competitive and we believe successful results can only be achieved by delivering our products with superior and efficient customer service.

COMMERCIAL BANKING SERVICES. Our commercial banking services are centered on serving small- to medium-sized businesses and the Company's operations in the St. Louis market continues to be driven by its staff of experienced commercial bankers and the commercial banking relationships they generate. Our commercial loan portfolio includes permanent mortgage loans secured by owner and non-owner occupied commercial and multi-family residential real estate, commercial and industrial loans, and to a much lesser extent, commercial and multi-family construction loans and land acquisition and development loans.

Commercial loan originations totaled $491.4 million during the year ended September 30, 2013 compared with $461.0 million in fiscal 2012. Although the distressed local and national economic climate continued to dampen the supply of quality commercial loans throughout most of fiscal 2013, we continued to originate commercial loans to our most credit-worthy customers under tightened credit standards. Given the increased level of risk associated with certain types of commercial real estate lending created by the distressed economic climate, our emphasis in recent years has been on commercial and industrial lending and owner-occupied commercial real estate lending. The commercial loan portfolio increased $45.6 million, or 7.7%, during the year to $635.8 million at September 30, 2013. Commercial and industrial loans increased $29.1 million to $226.8 million at September 30, 2013 and commercial and multi-family real estate loans increased $24.7 million to $348.0 million. Partially offsetting this activity, land acquisition and development loans decreased $6.8 million to $40.4 million at September 30, 2013 and real estate construction and development loans decreased $1.4 million to $20.5 million. We continued to decrease our overall exposure to construction and development lending because of the weakened national and local economic conditions.

Our commercial loan customers are also among the best sources of core deposit accounts. Commercial checking and money market demand accounts totaled $192.7 million, or 19.1% of total deposits, at September 30, 2013 compared with $195.5 million, or 18.1% of total deposits, at September 30, 2012.

RETAIL MORTGAGE LENDING. The Company originates conforming, residential mortgage loans directly through commission-based sales staffs in the St. Louis and Kansas City metropolitan areas, mid-Missouri, southwestern Missouri, Wichita, Kansas, Omaha, Nebraska and Council Bluffs, Iowa. We are a leading mortgage originator in the St. Louis and Kansas City markets, and have successfully leveraged our reputation for strength and quality customer service with our staff of experienced mortgage loan officers who have strong community relationships. Substantially all of the loans originated in the retail mortgage division are one- to four-family residential loans secured by properties in our market areas that are sold to investors on a "best-efforts," servicing-released basis. Such sales generate mortgage revenues, which is the Company's largest source of non-interest income. In addition, loans that are closed and are held pending their sale to investors provide a valuable source of interest income until they are sold.

The following is a quarterly summary by purpose of the principal balance of residential first mortgage loans originated for sale for the years ended September 30, 2013 and 2012.

	2013			2012		
(In thousands)	MORTGAGE REFINANCINGS	HOME PURCHASES	TOTAL	MORTGAGE REFINANCINGS	HOME PURCHASES	TOTAL
First quarter	$ 230,399	$ 149,241	$ 379,640	$ 238,393	$ 132,843	$ 371,236
Second quarter	186,515	123,009	309,524	190,436	118,288	308,724
Third quarter	133,380	224,655	358,035	150,778	199,770	350,548
Fourth quarter	44,144	202,571	246,715	218,931	161,730	380,661
Total	**$ 594,438**	**$ 699,476**	**$1,293,914**	**$ 798,538**	**$ 612,631**	**$ 1,411,169**

Driven by the continued low level of market interest rates that existed throughout fiscal 2012 and the first half of fiscal 2013, we saw strong demand for mortgage refinancings during these periods. However, a rise in market interest rates during mid-June 2013 dampened this demand for refinancings during the remaining part of fiscal 2013. Loans originated to refinance existing mortgages totaled $594.4 million, or 45.9% of total loans originated for sale, for the year ended September 30, 2013 compared with $798.5 million, or 56.6% of total loans originated for sale, in 2012.

The market demand for loans to finance the purchase of homes remained soft during fiscal 2012 and the first two quarters of fiscal 2013 as the result of the distressed economic climate and the low level of home purchase activity. However, we experienced an increase in demand for this product during the last two quarters of fiscal 2013 as the result of a recovering housing market and increased home purchase activity. We were able to capture a large part of such increased purchase activity by capitalizing on our strong reputation within our markets and our solid relationships with local realtors. Because consumer demand for loans to finance home purchases is dependent on a number of factors that are not within the Company's control, including general economic conditions, the level of market interest rates and the supply of homes for sale on the market, no assurance can be given that a similar level of demand will exist in future periods. Loans originated to finance the purchase of homes totaled $699.5 million for the year ended September 30, 2013 compared with $612.6 million for the same period last year.

The following is a quarterly summary of the principal balance of residential first mortgage loans sold to investors and the related mortgage revenues generated by such sales for the years ended September 30, 2013 and 2012.

	2013			2012		
(Dollars in thousands)	LOANS SOLD	MORTGAGE REVENUES	NET PROFIT MARGIN	LOANS SOLD	MORTGAGE REVENUES	NET PROFIT MARGIN
First quarter	$ 367,388	$ 2,988	0.81%	$ 328,582	$ 1,686	0.51%
Second quarter	349,870	3,148	0.90%	309,121	1,897	0.61%
Third quarter	354,544	3,444	0.97%	342,158	2,410	0.70%
Fourth quarter	323,979	2,752	0.85%	342,619	2,780	0.81%
Total	**$1,395,781**	**$ 12,332**	**0.88%**	**$1,322,480**	**$ 8,773**	**0.66%**

We sold $1.40 billion of residential loans to investors during the year ended September 30, 2013, which generated mortgage revenues totaling $12.3 million, compared with $1.32 billion of loans sold and $8.8 million of revenues for the year ended September 30, 2012. The net profit margin on loans sold increased to 0.88% during the year ended September 30, 2013 compared with 0.66% during 2012. The higher net profit margins realized during the 2013 periods were primarily the result of improved selling prices negotiated with our loan investors and lower direct origination costs as the result of our focus on reducing such costs.

Mortgage revenues were reduced by charges to earnings totaling $951,000 and $2.0 million during the years ended September 30, 2013 and 2012, respectively, for estimated liabilities due to the Company's loan investors under contractual obligations related to loans that were previously sold and became delinquent or defaulted. Refer to *Note 10 of Notes to the Consolidated Financial Statements* for a discussion of the Company's treatment of and activity in the estimated liability. We generally do not sell loans directly to government-sponsored enterprises, but rather to large national seller servicers on a servicing-released basis. The Company's loans originated for sale are primarily made to our customers within our market areas and are underwritten according to government agency and investor standards. In addition, all loans sold to our investors are subject to stringent quality control reviews by such investors before the purchases are funded. As a result, we have been successful in defending and resolving a large number of recent repurchase demands.

During the quarter ended September 30, 2012, we executed "global" settlements with two of our largest mortgage loan investors to settle all past, present and potential future make-whole and repurchase claims against the Bank. We were no longer selling loans to these investors and determined that such settlements would be advantageous to the Company. These combined payments totaled $1.95 million and resolved all past, present and potential future claims on approximately one-third of total loans sold in past periods. The payments were charged against established reserves for such claims. No such global settlements occurred during the year ended September 30, 2013.

Another important source of revenue generated by our mortgage banking operation is interest income on mortgage loans that are held for sale pending delivery to our loan investors. Because such loans are generally held for short periods of time pending delivery to such investors, we are able to fund them with short-term, low cost-funding sources, which generally results in interest-rate spreads higher than other interest-earning assets held by the Company. Interest income on loans held for sale decreased 3.2% to $5.2 million for the year ended September 30, 2013 compared with $5.3 million last year. The decrease was due to a 26 basis point decrease in the average yield resulting from lower market interest rates partially offset by a $6.1 million increase in the average balance resulting from the increased loan origination activity. Loan sales during the year ended September 30, 2013 exceeded loan originations resulting in a $110.1 million, or 61.0%, decrease in mortgage loans held for sale to $70.5 million at September 30, 2013 from $180.6 million at September 30, 2012.

Although we primarily originate residential mortgage loans for sale to investors, we have historically retained a certain number of loans in portfolio, consisting of first mortgage, second mortgage and home equity lines of credit, which are revolving lines of credit secured by residential real estate. However, over the past several years, we have repeatedly tightened our underwriting standards in response to the prevailing economic conditions and have de-emphasized second mortgage and home equity lending. In addition, the low interest rate environment that has existed over the past several years has significantly diminished the demand for variable-rate first mortgage loans, which were generally our primary portfolio product in prior periods. As a result, the aggregate balance of residential first mortgage, residential second mortgage and home equity lines of credit decreased $31.3 million, or 7.9%, to $366.5 million at September 30, 2013 compared with $397.8 million at September 30, 2012.

RETAIL BANKING SERVICES. We consider demand deposits, which include checking, money market and savings accounts, to be "core" deposits because they allow us to establish banking relationships with our customers that are not entirely dependent upon interest rates paid. Such deposits provide a stable funding source for the Bank's asset growth and produce valuable fee income. Core deposits are received from retail customers, commercial customers and municipal or other public entities. Growth of relationship-based core deposits continues to be one of our primary, long-term strategic objectives. Our approach to attracting deposits involves three key components: providing excellence in customer service, best-in-class products and convenient banking locations. Enhancing our ability to attract depositors, we offer our customers the ability to receive FDIC deposit insurance on their balances in excess of the standard amount of $250,000 per depositor through our participation in the Promontory Interfinancial Network ("Promontory") Certificate of Deposit Account Registry Service ("CDARS"). This product enables our customers to receive FDIC insurance on their account balances up to $10 million. We offer similar arrangements on money market deposit accounts through Promontory and a large international bank. These accounts are offered directly to the Bank's customers in its St. Louis market and are generally not offered to out-of-market individuals or entities.

Total deposits decreased 6.6%, or $70.9 million, to $1.01 billion at September 30, 2013 compared with $1.08 billion at September 30, 2012 as the result of a decrease in certificates of deposit partially offset by an increase in demand deposits, primarily in money market deposits. Total demand deposits increased $15.8 million to $652.2 million at September 30, 2013 compared with $636.4 million at September 30, 2012, while certificates of deposit decreased $86.7 million to $358.6 million compared with $445.3 million at the same dates. The weighted average interest rates on total demand deposits and total certificates of deposit at September 30, 2013 were 0.13% and 0.77%, respectively, compared with 0.13% and 1.02%, respectively, at September 30, 2012. As the result of the shift in the mix of deposits and lower market interest rates paid on maturing certificates of deposits, the weighted average interest rate on total deposits at September 30, 2013 decreased to 0.35% compared with 0.50% at September 30, 2012.

Deposits received from our retail customers continue to be our largest source of deposits. However, we have also concentrated on attracting deposits from commercial customers and municipal or other public entities in recent years. The interest rates paid on such deposits are typically lower than the rates paid on retail deposits. In addition, such deposits generally provide a stable source of fee income. The balance of deposits from retail customers decreased 8.6%, or $62.7 million, to $663.3 million at September 30, 2013 compared with $726.0 million at September 30, 2012, primarily due to a $50.2 million decrease in retail certificates of deposit, as we focused on reducing the cost of maturing retail certificates of deposit and accounts that were determined not to have other business relationships with the Bank. The average interest rate paid on retail deposits at September 30, 2013 was 0.47% compared with 0.66% at September 30, 2012. The balance of deposits from commercial customers decreased $11.4 million, or 5.0%, to $216.7 million at September 30, 2013 compared with $228.2 million at September 30, 2012. The decrease in commercial deposits was primarily the result of normal activity within existing customer accounts as these companies managed their cash needs. The average interest rate paid on commercial deposits at September 30, 2013 was 0.10% compared with 0.13% at September 30, 2012. The balance of deposits from municipal and other public entities increased $5.1 million, or 4.2%, to $126.1 million at September 30, 2013 compared with $121.0 million at September 30, 2012. The increase in municipal and public entity deposits was largely the result of deposits received from a local public entity. The average interest rate paid on municipal and public entity deposits at September 30, 2013 was 0.21% compared with 0.26% at September 30, 2012.

Retail banking fees, which include fees charged to customers who have overdrawn their checking accounts and service charges on other banking products, totaled $4.2 million for the year ended September 30, 2013 compared with $4.1 million in 2012.

CRITICAL ACCOUNTING POLICIES

We have established various accounting policies that govern the application of U.S. generally accepted accounting principles in the preparation of our consolidated financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements that appear in this report. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. We consider the accounting for the allowance for loan losses to be a critical accounting policy. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and our results of operations.

We maintain an allowance for loan losses to absorb probable losses in our loan portfolio. Determining the amount of the allowance involves a high degree of judgment. The balance in the allowance is based upon management's quarterly estimates of expected losses inherent in the loan portfolio. Management's estimates are determined by quantifying certain risks in the portfolio that are affected primarily by changes in the composition and size of the portfolio combined with an analysis of past due and adversely classified loans. These estimates can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collections; charge-off and recovery practices; changes in national and local economic conditions and developments; assessment of collateral values by obtaining independent appraisals; and changes in the experience, ability, and depth of lending management staff. Refer to *Note 4 of Notes to the Consolidated Financial Statements* for a detailed description of our risk assessment process.

AVERAGE BALANCE SHEETS

The following table sets forth information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities for the periods indicated.

	Years Ended September 30,								
	2013			2012			2011		
(Dollars in thousands)	AVERAGE BALANCE	INTEREST AND DIVIDENDS	YIELD/ COST	AVERAGE BALANCE	INTEREST AND DIVIDENDS	YIELD/ COST	AVERAGE BALANCE	INTEREST AND DIVIDENDS	YIELD/ COST
INTEREST-EARNING ASSETS:									
Loans receivable: [1]									
Residential real estate	$ 226,333	$ 11,797	5.21%	$ 244,076	$ 13,548	5.55%	$ 274,948	$ 15,817	5.75%
Commercial	648,883	29,367	4.53%	614,791	30,455	4.95%	595,021	31,002	5.21%
Home equity lines of credit	128,723	4,837	3.76%	160,141	5,883	3.67%	188,154	6,924	3.68%
Consumer	2,046	43	2.14%	2,431	75	3.05%	2,945	94	3.21%
Total loans receivable	1,005,985	46,044	4.58%	1,021,439	49,961	4.89%	1,061,068	53,837	5.07%
Mortgage loans held for sale	152,340	5,170	3.39%	146,269	5,338	3.65%	132,093	5,549	4.20%
Securities and other	58,745	400	0.68%	51,548	409	0.79%	97,378	867	0.89%
Total interest-earning assets	**1,217,070**	**51,614**	**4.24%**	**1,219,256**	**55,708**	**4.57%**	**1,290,539**	**60,253**	**4.67%**
Non-interest-earning assets	83,536			88,681			89,115		
Total assets	**$1,300,606**			**$1,307,937**			**$1,379,654**		
INTEREST-BEARING LIABILITIES:									
Interest-bearing checking	$ 261,178	476	0.18%	$ 305,525	1,180	0.39%	$ 355,064	2,564	0.72%
Savings	38,874	70	0.18%	36,689	81	0.22%	31,970	59	0.18%
Money market	182,834	517	0.28%	163,222	822	0.50%	173,249	1,295	0.75%
Certificates of deposit	416,355	3,902	0.94%	431,627	5,110	1.18%	431,810	7,410	1.72%
Total interest-bearing deposits	**899,241**	**4,965**	**0.55%**	**937,063**	**7,193**	**0.77%**	**992,093**	**11,328**	**1.14%**
Borrowed money	72,032	971	1.35%	51,901	943	1.82%	103,614	1,118	1.08%
Subordinated debentures	19,589	509	2.60%	19,589	542	2.77%	19,589	506	2.58%
Total interest-bearing liabilities	**990,862**	**6,445**	**0.65%**	**1,008,553**	**8,678**	**0.86%**	**1,115,296**	**12,952**	**1.16%**
NON-INTEREST-BEARING LIABILITIES:									
Non-interest-bearing deposits	172,814			160,331			130,119		
Other non-interest-bearing liabilities	14,909			15,057			14,380		
Total non-interest-bearing liabilities	**187,723**			**175,388**			**144,499**		
Stockholders' equity	122,021			123,996			119,859		
Total liabilities and stockholders' equity	**$1,300,606**			**$1,307,937**			**$1,379,654**		
Net interest income		**$ 45,169**			**$ 47,030**			**$ 47,301**	
Interest rate spread [2]			**3.59%**			**3.71%**			**3.51%**
Net interest margin [3]			**3.71%**			**3.86%**			**3.67%**
Ratio of average interest-earning assets to average interest-bearing liabilities	**122.83%**			**120.89%**			**115.75%**		

(1) Include non-accrual loans with an average balance of $38.8 million, $50.9 million and $62.4 million for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

(2) Yield on interest-earning assets less cost of interest-bearing liabilities.

(3) Net interest income divided by average interest-earning assets.

RATE VOLUME ANALYSIS

The following table allocates the period-to-period changes in the Company's various categories of interest income and expense between changes due to changes in volume (calculated by multiplying the change in average volumes of the related interest-earning asset or interest-bearing liability category by the prior year's rate) and changes due to changes in rate (change in rate multiplied by the prior year's volume). Changes due to changes in rate/volume (changes in rate multiplied by changes in volume) have been allocated proportionately between changes in volume and changes in rate.

	2013 Compared to 2012			2012 Compared to 2011		
	INCREASE (DECREASE) DUE TO			INCREASE (DECREASE) DUE TO		
	RATE	VOLUME	NET	RATE	VOLUME	NET
(In thousands)						
INTEREST-EARNING ASSETS:						
Loans receivable:						
Residential real estate	$ (801)	$ (950)	$ (1,751)	$ (536)	$ (1,733)	$ (2,269)
Commercial	(2,699)	1,611	(1,088)	(1,564)	1,017	(547)
Home equity lines of credit	140	(1,186)	(1,046)	(19)	(1,022)	(1,041)
Consumer	(21)	(11)	(32)	(4)	(15)	(19)
Total loans receivable	**(3,381)**	**(536)**	**(3,917)**	**(2,123)**	**(1,753)**	**(3,876)**
Mortgage loans held for sale	(386)	218	(168)	(770)	559	(211)
Securities and other	19	(28)	(9)	(86)	(372)	(458)
Total net change in income on interest-earning assets	**(3,748)**	**(346)**	**(4,094)**	**(2,979)**	**(1,566)**	**(4,545)**
INTEREST-BEARING LIABILITIES:						
Interest-bearing checking	(555)	(149)	(704)	(1,061)	(323)	(1,384)
Savings	(16)	5	(11)	13	9	22
Money market	(394)	89	(305)	(403)	(70)	(473)
Certificates of deposit	(1,029)	(179)	(1,208)	(2,297)	(3)	(2,300)
Total interest-bearing deposits	**(1,994)**	**(234)**	**(2,228)**	**(3,748)**	**(387)**	**(4,135)**
Borrowed money	(281)	309	28	545	(720)	(175)
Subordinated debentures	(33)	–	(33)	36	–	36
Total net change in expense on interest-bearing liabilities	**(2,308)**	**75**	**(2,233)**	**(3,167)**	**(1,107)**	**(4,274)**
Net change in net interest income	**$ (1,440)**	**$ (421)**	**$ (1,861)**	**$ 188**	**$ (459)**	**$ (271)**

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

Overview

NET INCOME was $9.8 million in each of the years ended September 30, 2013 and 2012. **NET INCOME AVAILABLE TO COMMON SHARES** for the year ended September 30, 2013 was $8.3 million, or $0.74 per diluted common share on 11.1 million average diluted shares outstanding, compared with net income available to common shares of $8.1 million, or $0.74 per diluted share on 11.0 million average diluted shares outstanding during the year ended September 30, 2012. Reducing net income available to common shares were dividends and discount accretion on the Company's preferred stock, net of the benefit from the repurchase of a portion of the preferred stock, totaling $1.5 million, or $0.14 per diluted common share for the year ended September 30, 2013 compared with $1.7 million, or $0.15 per diluted common share for the year ended September 30, 2012. The lower level of dividends and discount accretion during 2013 resulted from the Company's repurchases of preferred stock totaling $8.0 million and $7.1 million in par value during the years ended September 30, 2013 and 2012, respectively.

Net Interest Income

Net interest income is the difference between interest and dividend income on interest-earning assets, such as loans and securities, and the interest expense on interest-bearing liabilities used to fund those assets, including deposits, advances from the Federal Home Loan Bank of Des Moines ("FHLB"), borrowings from the Federal Reserve Bank of St. Louis ("Federal Reserve") and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of interest-earning assets and interest-bearing liabilities.

NET INTEREST INCOME decreased $1.9 million to $45.2 million for the year ended September 30, 2013 compared with $47.0 million for the year ended September 30, 2012 primarily as the result of a decrease in the net interest margin, and to a lesser extent, a decrease in the average balance of interest-earning assets. The net interest margin decreased to 3.71% in 2013 compared with 3.86% in 2012 as a result of market-driven decreases in the average yields on loans receivable and loans held for sale, partially offset by market-driven decreases in the average cost of deposits and other interest-bearing liabilities.

TOTAL INTEREST AND DIVIDEND INCOME decreased $4.1 million to $51.6 million for the year ended September 30, 2013 compared with $55.7 million for the year ended September 30, 2012 due to a decline in the average yield, and to a lesser extent, a decline in the average balance of interest-earning assets. The average yield on interest-earning assets decreased from 4.57% for the year ended September 30, 2012 to 4.24% for the year ended September 30, 2013 and the average balance decreased $2.2 million to $1.22 billion the year ended September 30, 2013. The decrease in the average yield was primarily due to the market driven declines in the average yields on loans receivable and loans held for sale. The decrease in the average balance was primarily due to a decrease in the average balance of loans receivable partially offset by increases in the average balances of loans held for sale and other interest-earning assets. The average balance of loans receivable decreased $15.5 million to $1.01 billion for the year ended September 30, 2013. The average balances of residential real estate loans and home equity lines of credit declined $17.7 million and $31.4 million, respectively, partially offset by a $34.1 million increase in commercial loans. The average balance of loans held for sale and all other interest earning assets increased $6.1 million and $7.2 million, respectively. See *Primary Business Lines* for a discussion of the Company's lending activity.

TOTAL INTEREST EXPENSE decreased $2.2 million to $6.4 million for the year ended September 30, 2013 compared with $8.7 million for the year ended September 30, 2012 due primarily to a market-driven decline in the average cost of funds from 0.86% for 2012 to 0.65% for 2013. The Company primarily funds its assets with savings deposits from its local customers, which typically carry a lower cost than most of the Company's wholesale funding sources. This funding source was supplemented with wholesale funds, consisting of advances from the FHLB, and also with retail repurchase agreements received from the Bank's customers. See *Liquidity Risk* for a discussion of the Company's funding practices.

INTEREST EXPENSE ON DEPOSITS decreased $2.2 million, or 31.0%, to $5.0 million for the year ended September 30, 2013 compared with $7.2 million for the year ended September 30, 2012 primarily as the result of a market-driven decrease in the average cost, and to a lesser extent, a decrease in the average balance. The average cost decreased to 0.55% in 2013 from 0.77% in 2012. The average balance of interest-bearing deposits decreased to $899.2 million for the year ended September 30, 2013 from $937.1 million for the year ended September 30, 2012 primarily due to the decreases in certificates of deposit and interest-bearing checking accounts. See *Primary Business Lines* for a discussion of activity in deposits.

INTEREST EXPENSE ON BORROWED MONEY increased $27,000, or 2.9%, to $970,000 for the year ended September 30, 2013 compared with $943,000 for the year ended September 30, 2012 as the result of an increase in the average balance partially offset by a decrease in the average cost. The average balance increased to $72.0 million for the year ended September 30, 2013 from $51.9 million for the year ended September 30, 2012 as additional borrowings were used to partially fund decreases in deposits. The average cost decreased from 1.82% to 1.35% during the same periods, respectively, primarily as the result of lower market interest rates during 2013.

Provision for Loan Losses

The **PROVISION FOR LOAN LOSSES** for the year ended September 30, 2013 was $12.1 million compared with $14.5 million for the same period a year ago. See *Non-Performing Assets and Allowance for Loan Losses* for a discussion of activity in the allowance for loan losses.

Non-Interest Income

TOTAL NON-INTEREST INCOME increased $3.1 million, or 19.5%, to $18.8 million for the year ended September 30, 2013 compared with $15.7 million for the year ended September 30, 2012 primarily as the result of an increase in mortgage revenues partially offset by decreased investment brokerage revenues.

MORTGAGE REVENUES increased 40.6% to $12.3 million for the year ended September 30, 2013 compared with $8.8 million for the year ended September 30, 2012 as the result of higher net profit margins and an increase in the volume of loans sold. See *Primary Business Lines* for a discussion of the Company's mortgage-banking activities.

INVESTMENT BROKERAGE REVENUES decreased 30.6% to $974,000 for the year September 30, 2013 compared with $1.4 million for the same period a year ago. The Company operates an investment brokerage division whose operations consist principally of brokering fixed income securities from wholesale brokerage houses to community banks, municipalities and individual investors. Revenues are generated on trading spreads and fluctuate with changes in customer demand, trading volumes and market interest rates. The Company saw a decrease in securities sales volumes during fiscal 2013 compared with fiscal 2012 as a result of weakened market demand for fixed-income investment products in the midst of an uncertain lower interest rate environment.

Non-Interest Expense

TOTAL NON-INTEREST EXPENSE increased $3.1 million, or 8.9%, to $37.2 million for the year ended September 30, 2013 compared with $34.2 million for the year ended September 30, 2012. Significant changes in the components of non-interest expense are discussed below.

SALARIES AND EMPLOYEE BENEFITS EXPENSE increased 16.3%, or $2.5 million, to $17.7 million for the year ended September 30, 2013 from $15.3 million for the year ended September 30, 2012. The increase was primarily related to the addition of new mortgage loan origination offices. Several of such offices were in a start-up mode or had not yet reached their full loan production capabilities and, as a result, any such expense that was directly attributable to in-process loan originations was not absorbed by increased loan origination activity. In addition, the Company hired additional staff in other locations to support the Company's mortgage banking operation.

OCCUPANCY, EQUIPMENT AND DATA PROCESSING EXPENSE increased $822,000, or 8.8%, to $10.1 million for the year ended September 30, 2013 from $9.3 million for the year ended September 30, 2012. The increase was primarily related to additional expenses related to the addition of new mortgage loan origination offices and expenses related to the enhancement of certain capabilities of the Bank's data processing systems.

PROFESSIONAL SERVICES EXPENSE increased $440,000, or 21.1%, to $2.5 million for the year ended September 30, 2013 compared with $2.1 million for the year ended September 30, 2012. The increase was primarily due to professional recruiting fees related to the hiring of certain key loan production personnel.

FDIC DEPOSIT INSURANCE PREMIUM EXPENSE decreased $505,000, or 28.8%, to $1.3 million for the year ended September 30, 2013 compared with $1.8 million for the year ended September 30, 2012 primarily as the result of a reduction in the Bank's assessment rate during the quarter ended March 31, 2013 and also to the decrease in total assets during fiscal 2013.

REAL ESTATE FORECLOSURE LOSSES AND EXPENSE NET decreased $829,000, or 27.3%, to $2.2 million for the year ended September 30, 2013 compared with $3.0 million for the year ended September 30, 2012. See *Non-Performing Assets and Allowance for Loan Losses* for a discussion of activity in foreclosed real estate and the related expenses.

Income Taxes

INCOME TAX EXPENSE increased from $4.3 million for the year ended September 30, 2012 to $4.8 million for the year ended September 30, 2013. The effective tax rate was 32.84% in fiscal 2013 compared with 30.25% in fiscal 2012. The effective tax rates differed from the Federal statutory rate of 35% in 2012 and 34% in 2011 primarily as the result of non-taxable income related to bank-owned life insurance and tax-exempt interest income on certain loans receivable. The higher effective rate in fiscal 2013 compared with fiscal 2012 was due to a lower level of tax-exempt income and a higher level of non-deductible expenses during 2013. See *Note 11* of *Notes to the Consolidated Financial Statements.*

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets at September 30, 2013 and 2012 are summarized below. The balances of non-performing loans represent the unpaid principal balances, net of amounts charged off. The balances of real estate acquired in settlement of loans are net of amounts charged off and any related valuation allowances.

	September 30, 2013	September 30, 2012
NON-ACCRUAL LOANS: (1)		
Residential real estate loans:		
First mortgage	$ 5,334,585	$ 4,248,451
Second mortgage	442,174	610,254
Home equity lines of credit	2,123,714	1,612,491
Total residential real estate loans	**7,900,473**	**6,471,196**
Commercial loans:		
Commercial & multi-family real estate	1,774,172	6,119,188
Real estate construction & development	–	357,643
Commercial & industrial	–	4,411,914
Total commercial loans	**1,774,172**	**10,888,745**
Consumer & other loans	78,158	102,321
Total non-accrual loans	**9,752,803**	**17,462,262**
NON-ACCRUAL TROUBLED DEBT RESTRUCTURINGS:		
Current under restructured terms:		
Residential real estate:		
First mortgage	5,169,173	11,808,851
Second mortgage	904,338	1,473,279
Home equity lines of credit	497,852	1,266,083
Total residential real estate loans	**6,571,363**	**14,548,213**
Commercial loans:		
Commercial & multi-family real estate	2,585,133	6,387,910
Land acquisition & development	42,644	–
Real estate construction & development	23,134	34,173
Commercial & industrial	2,054,831	1,186,114
Total commercial loans	**4,705,742**	**7,608,197**
Consumer & other	27,988	41,954
Total current troubled debt restructurings	**11,305,093**	**22,198,364**
Past due under restructured terms:		
Residential real estate:		
First mortgage	3,974,113	5,463,037
Second mortgage	155,237	165,518
Home equity lines of credit	177,501	541,835
Total residential real estate loans	**4,306,851**	**6,170,390**
Commercial loans:		
Commercial & multi-family real estate	1,652,377	1,607,338
Land acquisition & development	–	39,009
Real estate construction & development	18,957	–
Commercial & industrial	571,719	–
Total commercial loans	**2,243,053**	**1,646,347**
Total past due troubled debt restructurings	**6,549,904**	**7,816,737**
Total non-accrual troubled debt restructurings	**17,854,997**	**30,015,101**
Total non-performing loans	**27,607,800**	**47,477,363**

	September 30, 2013	September 30, 2012
REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS:		
Residential real estate	3,019,237	2,651,534
Commercial real estate	3,375,475	11,300,634
Total real estate acquired in settlement of loans	**6,394,712**	**13,952,168**
Total non-performing assets	**$ 34,002,512**	**$ 61,429,531**
Ratio of non-performing loans to total loans receivable	2.75%	4.79%
Ratio of non-performing assets to total assets	2.66%	4.56%
Ratio of allowance for loan losses to non-performing loans	66.31%	36.05%
Excluding troubled debt restructurings that are current under restructured terms and related allowance for loan losses:		
Ratio of non-performing loans to total loans receivable	1.62%	2.55%
Ratio of non-performing assets to total assets	1.78%	2.91%
Ratio of allowance for loan losses to non-performing loans	106.56%	65.56%

(1) Amounts do not include troubled debt restructurings that are on a non-accrual basis.

Non-performing assets decreased $27.4 million to $34.0 million at September 30, 2013 compared with $61.4 million at September 30, 2012 as a result of a $7.7 million decrease in non-accrual loans, a $12.2 million decrease in troubled debt restructurings and a $7.6 million decrease in real estate acquired through foreclosure.

Loans are placed on non-accrual status when, in the opinion of management, the ultimate collectability of interest or principal is no longer probable. Management considers many factors before placing a loan on non-accrual status, including the overall financial condition of the borrower, the progress of management's collection efforts and the value of the underlying collateral. Refer to *Note 4 of Notes to the Consolidated Financial Statements* for a discussion of the Company's treatment of non-accrual interest. Non-accrual loans decreased to $9.8 million at September 30, 2013 compared with $17.5 million at September 30, 2012, primarily as the result of a $9.1 million decrease in non-accrual commercial loans partially offset by a $1.4 million increase in non-accrual residential real estate loans.

Non-accrual residential real estate loans increased to $7.9 million at September 30, 2013 compared with $6.5 million at September 30, 2012. Management determined that collection of the interest on such loans was not probable based on the borrower's deteriorated financial condition. Non-accrual commercial loans decreased to $1.8 million at September 30, 2013 compared with $10.9 million at September 30, 2012. The decrease was primarily due to a $4.4 million decrease in non-accrual commercial and industrial loans and a $4.3 million decrease in non-accrual commercial and multi-family real estate loans. Significant activity during the year ended September 30, 2013 included the return to accrual status of a $4.1 million commercial and industrial loan secured by all business assets of the borrower because of the borrower's favorable performance history, the payoff of a $2.3 million commercial loan secured by commercial real estate in the St. Louis metropolitan area, and the foreclosure on three commercial and multi-family real estate loans totaling $604,000.

A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. Refer to *Note 4 of Notes to the Consolidated Financial Statements* for a discussion of the Company's treatment of troubled debt restructurings. Total non-performing troubled debt restructurings decreased $12.2 million to $17.9 million at September 30, 2013 compared with $30.0 million at September 30, 2012 primarily due to a decrease in restructured residential real estate loans, and to a lesser extent, a decrease in restructured commercial loans.

Management proactively modified loan repayment terms with residential borrowers who were experiencing financial difficulties with the belief that these actions would maximize the Company's ultimate recoveries on these loans. The restructured terms of the loans generally included a reduction of the interest rates and the addition of past-due interest to the principal balance of the loans. Many of these borrowers were current at the time of their modifications and showed strong intent and ability to repay their obligations under the modified terms.

Non-performing restructured residential loans totaled $10.9 million at September 30, 2013 compared with $20.7 million at September 30, 2012. During the years ended September 30, 2013 and 2012, the Company restructured $4.0 million and $7.7 million, respectively, of loans to troubled residential borrowers and returned $11.2 million and $13.3 million, respectively, of previously restructured residential loans to accrual status as the result of the borrowers' favorable performance history since restructuring. Increasing non-performing restructured residential loans during fiscal 2013 and 2012 were $3.0 million and $10.6 million, respectively, of restructured residential loans that had been returned to performing status in previous periods because of the borrowers' favorable performance history, but became past due during the current year. Reducing non-performing restructured residential loans during the year ended September 30, 2013 were charge-offs totaling $1.7 million and cash receipts totaling approximately $1.3 million compared with $5.3 million and $3.0 million, respectively, during the same period last year. At September 30, 2013, $10.9 million, or 61% of the total balance of restructured loans, related to residential borrowers compared with $20.7 million, or 69% of total restructured loans, at September 30, 2012. At September 30, 2013, 60% of these residential borrowers were performing as agreed under the modified terms of the loans compared with 70% at September 30, 2012. The decrease in this ratio was primarily the result of the reclassification of the large amount of restructured loans to performing status during the year.

Non-performing restructured commercial loans totaled $6.9 million at September 30, 2013 compared with $9.3 million at September 30, 2012. During the years ended September 30, 2013 and 2012, the Company restructured approximately $5.1 million and $7.7 million, respectively, of loans to troubled commercial borrowers. The restructured terms of the loans generally included a reduction of the interest rates or renewal of maturing loans at interest rates that were determined to be less than risk-adjusted market interest rates on similar credits, temporary deferral of payment due dates, and the addition of past-due interest to the principal balance of the loans. During the years ended September 30, 2013 and 2012, the Company returned $5.6 million and $433,000 of previously restructured loans to performing status as the result of the borrower's favorable performance history since restructuring. Also reducing non-performing restructured commercial loans during the years ended September 30, 2013 and 2012 were cash receipts totaling $1.7 million and $3.6 million, respectively.

Real estate acquired in settlement of loans decreased to $6.4 million at September 30, 2013 compared with $14.0 million at September 30, 2012. Significant activity during the year ended September 30, 2013 included the sale of the Company's largest foreclosed asset, which was a retail strip shopping center located in the St. Louis metropolitan area that had a carrying value of $3.5 million, the sale a retail strip shopping center in southern Missouri that had a carrying value of $2.2 million and the sale of raw land located in Jefferson County, Missouri that had a carrying value of $964,000. In addition, the Company recorded $1.6 million of additional write-downs related to three commercial properties during fiscal 2013 due to declines in their estimated values since their acquisition in prior periods.

Real estate foreclosure losses and expense was $2.2 million for the year ended September 30, 2013 compared with $3.0 million for the year ended September 30, 2012. Real estate foreclosure losses and expense included realized losses on the final disposition of foreclosed properties, additional write-downs for declines in the fair market values of properties subsequent to foreclosure, and expenses incurred in connection with maintaining the properties until they are sold. Expense during fiscal 2013 included $1.6 million of additional write downs related to three commercial properties and $205,000 of write-downs related to several residential properties due to declines in their estimated values since their acquisition in prior periods. Partially offsetting these expenses during fiscal 2013 was a $120,000 gain on the sale of land in Jefferson County, Missouri. Expense during fiscal 2012 included $2.7 million of write-downs related to five commercial real estate properties and $455,000 of write-downs related to several residential properties due to declines in their estimated values since their acquisition in prior periods. Partially offsetting these expenses during fiscal 2012 was a $324,000 gain on the sale of the remaining lots in a residential real estate development that were acquired through foreclosure in a prior year. Refer to *Note 19 of Notes to the Consolidated Financial Statements* for a discussion of fair value measurements on real estate acquired in settlement of loans.

The following table is a summary of the activity in the allowance for loan losses for the years ended September 30, 2013 and 2012:

	2013	2012
Balance, beginning of year	$ 17,116,595	$ 25,713,622
Provision charged to expense	12,090,000	14,450,000
Charge-offs:		
Residential real estate loans	7,398,939	16,759,274
Commercial loans	8,179,343	6,677,515
Consumer and other	107,094	215,456
Total charge-offs	**15,685,376**	**23,652,245**
Recoveries:		
Residential real estate loans	856,498	334,727
Commercial loans	3,883,176	249,158
Consumer and other	45,221	21,333
Total recoveries	**4,784,895**	**605,218**
Net charge-offs	**10,900,481**	**23,047,027**
Balance, end of year	**$ 18,306,114**	**$ 17,116,595**

The following table contains a breakdown of the principal balance of loans receivable at September 30, 2013 by class, the ratio of net charge-offs to the average balance of each class for the years ended September 30, 2013 and 2012, and the average annual charge-offs for the five years ended September 30, 2013 and 2012.

	Principal Balance Net of Charge-offs at September 30,	Net Charge-Offs as a Percent of Average Loan Category — Year Ended September 30,		Annualized Five Years Ended September 30,	
	2013	2013	2012	2013	2012
(Dollars in Thousands)					
Residential real estate:					
First mortgage	$ 212,357	1.57%	3.55%	1.92%	1.69%
Second mortgage	43,208	3.30%	5.32%	3.32%	2.88%
Home equity lines of credit	110,906	1.44%	3.67%	1.88%	1.66%
Commercial[(1)]	635,810	0.69%	1.10%	1.18%	1.12%
Consumer and other	2,761	0.64%	0.23%	1.94%	0.14%
Total loans receivable	**$ 1,005,042**	**1.08%**	**2.26%**	**1.58%**	**1.47%**

(1) Commercial includes land acquisition and development, real estate construction and development, commercial and multi-family real estate, and commercial and industrial loans.

Refer to *Note 4 of Notes to the Consolidated Financial Statements* for a discussion of the Company's loan loss and charge-off methodology. The provision for loan losses for the year ended September 30, 2013 was $12.1 million compared with $14.5 million in 2012. The decreased provision was generally the result of the lower level of gross charge-offs combined with significant recoveries during 2013, and the lower level of non-performing and internal adversely classified assets. The effect of this activity on the provision for loan losses was partially offset by the impact of loan portfolio growth.

Net charge-offs for the year ended September 30, 2013 were $10.9 million, or 1.08% of average loans, compared with $23.0 million, or 2.26% of average loans, for fiscal 2012. Gross charge-offs decreased $8.0 million primarily as the result of a $9.4 million decrease in gross charge-offs on residential loans partially offset by a $1.5 million increase in gross charge-offs on commercial loans. The decrease in residential loan charge-offs was the result of the modification to the Company's loan charge-off policy during 2012 discussed below and the decreased level of impaired residential loans combined with a recovering housing market. Included in commercial loan charge-offs for the year ended September 30, 2013 was a $6.4 million charge-off as the result of an elaborate fraud perpetrated against the Bank by one of its commercial loan customers. The customer, who purported to be in the business of leasing equipment, appeared to have created false documentation to purchase assets that did not exist and that were the subject of fictitious leases. The Bank's total exposure to the customer at September 30, 2013 consisted of an aggregate outstanding loan balance of $7.0 million less collateral of $631,000 that was in the Bank's possession. Significant activity in commercial loan charge-offs for the year ended September 30, 2012 included a $2.5 million partial charge-off of commercial loans to one of the Company's largest borrowers and related debt totaling $7.2 million that were directly or indirectly secured by commercial real estate in the St. Louis metropolitan area and $1.1 million of charge offs related to loans secured by real estate and business assets of a borrower in the food services industry in the St. Louis metropolitan area.

Contributing to the increased level of gross charge-offs of residential real estate loans for the year ended September 30, 2012 compared with 2013 was the modification to the Company's loan charge-off policy in conjunction with the Company's required change from the Office of Thrift Supervision's ("OTS") Thrift Financial Reports to the Office of the Comptroller of the Currency's ("OCC") Call Reports effective March 31, 2012. As permitted by the OTS, the Company had previously used specific loan loss reserves to recognize impairment charges on certain collateral-dependent loans under certain circumstances. The OCC requires such impairment charges to be recognized through loan charge-offs. Refer to *Note 4 of Notes to the Consolidated Financial Statements* for a discussion of the Company's charge-off methodology. The Company modified its loan charge-off policy to comply with the OCC's guidance and, accordingly, recorded $5.9 million of charge-offs during the March 2012 quarter for loans that it had established specific reserves in previous periods. Because these losses had been recognized in prior periods, the charge-off of the $5.9 million of specific reserves had no impact on the Company's provision for loan losses during the quarter ended March 31, 2012. Declines in residential real estate values in the Company's market areas, as well as nationally, also contributed to the high levels of charge-offs in the 2012 periods.

Also increasing charge-offs of residential real estate loans during fiscal 2012 was the adoption in the fourth quarter of fiscal 2012 of newly-issued industry-wide guidance by the OCC that clarified the accounting treatment for mortgage and consumer loans where the borrower's obligation was discharged in bankruptcy and the borrower did not reaffirm the debt. The guidance clarified that such loans should be classified as non-accrual and should be charged down to the underlying collateral value less costs to sell even if the borrower is current on all payments. Following previous regulatory guidance, the Company had historically restored such loans to accrual status if the borrower had made six consecutive timely payments and certain other criteria were met. This clarification resulted in charge-offs totaling $697,000 in the fourth quarter of 2012 and a $713,000 increase in non-accrual loans at September 30, 2012. While the impact of the OCC clarification accelerated charge-offs of such loans, the allowance for loan losses contained full coverage for these charge-offs resulting in no corresponding increase in the provision for loan losses in the period the guidance was adopted.

Reducing net charge-offs were recoveries totaling $4.8 million and $605,000 for the years ended September 30, 2013 and 2012, respectively. Recoveries for the year ended September 30, 2013 included the collection of $3.6 million of cash payments from borrowers related to three large commercial real estate loans that had been charged off in previous periods. Such recoveries were the result of an extended period of collection efforts by the Company or other circumstances beyond the Company's control. Accordingly, it is not expected that similar recoveries will be realized in future periods.

The ratio of the allowance for loan losses to loans receivable increased to 1.82% at September 30, 2013 compared with 1.73% at September 30, 2012. The increase in this ratio was primarily due to the $1.8 million increase in specific reserves on impaired loans. The ratio of the allowance for loan losses to non-performing loans was 66.31% at September 30, 2013 compared with 36.05% at September 30, 2012. Excluding restructured loans that were performing under their restructured terms and the related allowance for loan losses, the ratio of the allowance for loan losses to the remaining non-performing loans was 106.56% at September 30, 2013 compared with 65.56% at September 30, 2012. Management believes the changes in these coverage ratios are appropriate due to the changes in the volume and composition of non-performing and impaired loans and internally classified assets.

Management believes that the amount maintained in the allowance is adequate to absorb probable losses inherent in the portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations. While management believes it has established the allowance for loan losses in accordance with U.S. generally accepted accounting principles, there can be no assurance that the Bank's regulators, in reviewing the Bank's loan portfolio, will not request the Bank to significantly increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that a substantial increase will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses will adversely affect the Company's financial condition and results of operations.

The following table summarizes the unpaid principal balances of impaired loans at September 30, 2013 and 2012. Such unpaid principal balances have been reduced by all partial charge-offs. Refer to *Note 4 of Notes to the Consolidated Financial Statements* for a summary of the Company's specific reserves on impaired loans.

	September 30, 2013				September 30, 2012			
		IMPAIRED LOANS WITH NO SPECIFIC ALLOWANCE				IMPAIRED LOANS WITH NO SPECIFIC ALLOWANCE		
	IMPAIRED LOANS WITH SPECIFIC ALLOWANCE	PARTIAL CHARGE-OFFS RECORDED	NO PARTIAL CHARGE-OFFS RECORDED	TOTAL IMPAIRED LOANS	IMPAIRED LOANS WITH SPECIFIC ALLOWANCE	PARTIAL CHARGE-OFFS RECORDED	NO PARTIAL CHARGE-OFFS RECORDED	TOTAL IMPAIRED LOANS
Residential real estate first mortgage	$ 3,791,619	$ 2,925,301	$ 22,621,982	$ 29,338,902	$ 3,907,784	$ 3,996,900	$ 26,552,991	$ 34,457,675
Residential real estate second mortgage	386,847	488,886	2,648,996	3,524,729	392,846	287,708	3,538,534	4,219,088
Home equity lines of credit	709,884	419,407	2,715,868	3,845,159	332,636	615,262	2,820,956	3,768,854
Total residential loans	**4,888,350**	**3,833,594**	**27,986,846**	**36,708,790**	**4,633,266**	**4,899,870**	**32,912,481**	**42,445,617**
Land acquisition and development	–	42,644	–	42,644	–	39,009	–	39,009
Real estate construction and development	–	42,091	–	42,091	–	64,800	327,016	391,816
Commercial and multi-family real estate	1,146,713	2,667,836	7,628,698	11,443,247	–	6,355,872	9,735,952	16,091,824
Commercial and industrial	367,856	805,341	1,459,460	2,632,657	–	4,268,545	1,437,551	5,706,096
Total commercial loans	**1,514,569**	**3,557,912**	**9,088,158**	**14,160,639**	**–**	**10,728,226**	**11,500,519**	**22,228,745**
Consumer and other	16,487	27,988	111,912	156,387	–	46,954	158,502	205,456
Total	**$ 6,419,406**	**$ 7,419,494**	**$ 37,186,916**	**$ 51,025,816**	**$ 4,633,266**	**$ 15,675,050**	**$ 44,571,502**	**$ 64,879,818**

The total unpaid principal balance of impaired loans decreased $13.9 million to $51.0 million at September 30, 2013 compared with $64.9 million at September 30, 2012 primarily as the result of a $5.7 million decrease in impaired residential real estate loans and an $8.1 million decrease in impaired commercial loans. Residential real estate first mortgage, second mortgage and home equity lines of credit that were determined to be impaired and had related specific allowances totaled $4.9 million at September 30, 2013 compared with $4.6 million at September 30, 2012. Such loans were determined to be impaired, but did not yet meet the Company's criteria for charge-off. Refer to *Note 4 of Notes to the Consolidated Financial Statements* for a discussion of the Company's charge-off methodology. Residential real estate first mortgage, second mortgage and home equity lines of credit that were determined to be impaired and had partial charge-offs recorded totaled $3.8 million at September 30, 2013 compared with $4.9 million at September 30, 2012. The decrease resulted primarily from the overall decrease in past due residential loans.

Residential loans that were determined to be impaired and had no specific allowance or no partial charge-offs recorded totaled $28.0 million at September 30, 2013 compared with $32.9 million at September 30, 2012. The decrease resulted from the decrease in non-performing troubled debt restructurings combined with the overall decrease in past due residential loans. Such loans were determined to be impaired and were placed on non-accrual status because management determined that the Company will be unable to collect all amounts due on a timely basis according to the loan contract, including scheduled interest payments. However, after evaluation of the fair value of the underlying collateral for collateral dependent loans, expected future cash flows for non-collateral dependent loans, the delinquency status of the notes and the ability of the borrowers to repay the principal balance of the loans, management determined that no impairment losses were probable on these impaired residential loans at September 30, 2013 and 2012.

Commercial loans that were determined to be impaired and had related specific allowances totaled $1.5 million at September 30, 2013. There were no such loans at September 30, 2012. The increase was primarily the result of a loan secured by commercial real estate totaling $1.1 million that was determined to be impaired during 2013 because of the borrower's deteriorating financial condition. Commercial loans that were determined to be impaired and had partial charge-offs recorded decreased to $3.6 million at September 30, 2013 compared with $10.7 million at September 30, 2012, primarily as the result of the receipt of $5.9 million in principal payments on loans that were classified as impaired at September 30, 2012.

Commercial loans that were determined to be impaired and had no related specific allowances or no partial charge-offs recorded totaled $9.1 million at September 30, 2013 compared with $11.5 million at September 30, 2012. Such loans were determined to be impaired and were placed on non-accrual status because management determined that the Company will be unable to collect all amounts due on a timely basis according to the loan contract, including scheduled interest payments. However, after evaluation of the fair value of the underlying collateral securing the remaining balances of collateral dependent loans, expected future cash flows of non-collateral dependent loans and the ability of the borrowers to repay the principal balance of the loans, management determined that no impairment losses were probable on these loans. The decrease primarily resulted from the pay-off of two loans secured by commercial real estate totaling $2.2 million following the sale of the underlying properties.

FINANCIAL CONDITION

CASH AND CASH EQUIVALENTS increased $24.0 million to $86.3 million at September 30, 2013 from $62.3 million at September 30, 2012. Federal funds sold and overnight interest-bearing deposit accounts increased to $69.5 million at September 30, 2013 compared with $46.5 million at September 30, 2012. Cash and amounts due from depository institutions increased to $16.8 million at September 30, 2013 compared with $15.8 million at September 30, 2012. The increases were primarily the result of cash generated by the decrease in the balance of loans held for sale.

DEBT AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE increased to $38.9 million at September 30, 2013 from $21.9 million at September 30, 2012. **MORTGAGE-BACKED SECURITIES HELD TO MATURITY** decreased to $4.3 million at September 30, 2013 from $5.7 million at September 30, 2012. Such securities are held primarily as collateral to secure deposits of public entities and trust funds, and retail repurchase agreements. The total balance held in these securities is adjusted, as individual securities mature or repay, to reflect fluctuations in the balances of the deposits and retail repurchase agreements they are securing.

CAPITAL STOCK OF THE FEDERAL HOME LOAN BANK decreased $781,000 to $4.8 million at September 30, 2013 from $5.6 million at September 30, 2012. The Bank is generally required to hold a specific amount of stock based upon its total FHLB borrowings outstanding. The decreased balance is related to the decrease in borrowings from the FHLB.

BANK-OWNED LIFE INSURANCE increased $903,000 to $32.7 million at September 30, 2013 from $31.8 million at September 30, 2012. The increase was attributable to appreciation of the cash surrender values of existing policies. Increases in cash surrender values are treated as other income and are tax exempt.

PREPAID EXPENSES, ACCOUNTS RECEIVABLE AND OTHER ASSETS decreased $4.2 million to $7.8 million at September 30, 2013 from $12.1 million at September 30, 2012 primarily as the result of a $1.5 million refund of prepaid FDIC insurance assessments from FDIC during 2013.

BORROWED MONEY increased $3.5 million to $113.5 million at September 30, 2013 from $110.0 million at September 30, 2012 as the result of a $14.5 million increase in retail repurchase agreements partially offset by an $11.0 million decrease in advances from the FHLB. The Company supplemented its primary funding source, retail deposits, with wholesale funding sources consisting of borrowings from the FHLB and retail repurchase agreements. The increase in retail repurchase agreements was primarily the result of the expiration of the FDIC's Transaction Account Guarantee ("TAG") program on December 31, 2012. The TAG program provided full FDIC insurance coverage on certain non-interest bearing transaction accounts and qualifying NOW accounts regardless of the dollar amount. Following the expiration of the TAG program, many of the Bank's customers moved their deposits into retail repurchase agreements, which are not FDIC insured, but rather are secured by certain of the Bank's investment securities. See *Note 8 of Notes to the Consolidated Financial Statements*.

ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND INSURANCE represent insurance and real estate tax payments collected from borrowers on loans serviced by the Bank, including loans held pending sale to investors. The balance decreased $1.7 million to $3.9 million at September 30, 2013 compared with $5.6 million at September 30, 2012 primarily due to the decrease in the number of loans receivable and loans held for sale during the same period.

TOTAL STOCKHOLDERS' EQUITY decreased $2.1 million to $116.1 million at September 30, 2013 from $118.2 million at September 30, 2012 primarily as the result of net income of $9.8 million and the amortization of stock option and award expense of $1.2 million, more than offset by the payment of common stock dividends totaling $4.3 million, preferred stock dividends totaling $1.2 million and the repurchase of preferred shares totaling $8.0 million, net.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

Overview

NET INCOME for the year ended September 30, 2012 increased 21.9% to $9.8 million, or $0.74 per diluted common share, compared with $8.1 million, or $0.55 per diluted common share, for the year ended September 30, 2011. Reducing income available to common shares were dividends and discount accretion on the Company's preferred stock totaling $2.0 million, or $0.19 per diluted common share for each of the years ended September 30, 2012 and 2011. Increasing income available to common shares for the year ended September 30, 2012 was a benefit totaling $364,000, or $0.03 per diluted common share, from the repurchase of a portion of the preferred stock at a discount to its par value.

Net Interest Income

NET INTEREST INCOME decreased $271,000 to $47.0 million for the year ended September 30, 2012 compared with $47.3 million for the year ended September 30, 2011. The decrease was primarily the result of a decrease in average interest-earning assets partially offset by an expansion in the net interest margin, which increased to 3.86% in 2012 compared with 3.67% in 2011. The net interest margin benefited from market-driven declines in the cost of deposits combined with actions taken by management to reduce the interest rates paid on certain types of deposits.

TOTAL INTEREST AND DIVIDEND INCOME decreased $4.5 million to $55.7 million for the year ended September 30, 2012 compared with $60.3 million for the year ended September 30, 2011 due to declines in the average balance and average yield of interest-earning assets. The average yield decreased from 4.67% for fiscal 2011 to 4.57% for fiscal 2012 and the average balance decreased from $1.29 billion to $1.22 billion during the same periods, respectively.

The impact of the decrease in the average balance was primarily due to a $39.6 million decline in the average balance of loans receivable to $1.02 billion for fiscal 2012. The average balances of residential real estate loans and home equity lines of credit declined $30.9 million and $28.0 million, respectively, partially offset by a $19.8 million increase in commercial loans. The decrease in the average yield was primarily due to the market driven declines in the average yields on loans receivable and loans held for sale.

TOTAL INTEREST EXPENSE decreased $4.3 million to $8.7 million for fiscal 2012 compared with $13.0 million for fiscal 2011 due primarily to a decline in the average cost of funds, and to a lesser extent, a decline in the average balance of interest-bearing liabilities. The average cost of funds decreased from 1.16% for 2011 to 0.86% for 2012 and the average balance of interest-bearing liabilities decreased from $1.11 billion to $1.01 billion during the same periods, respectively.

The decreased average cost was primarily the result of lower market interest rates during the period combined with actions taken by management to reduce the interest rates paid on certain types of deposits. The lower average balance of interest-bearing liabilities resulted from a decrease in the average balance of borrowings from the FHLB and, to a lesser extent, a decrease in the average balance of deposits.

INTEREST EXPENSE ON DEPOSITS decreased $4.1 million, or 36.5%, to $7.2 million for the year ended September 30, 2012 compared with $11.3 million for the year ended September 30, 2011 primarily as the result of a market-driven decrease in the average cost to 0.77% from 1.14% during the same periods, respectively. The average balance of interest-bearing deposits decreased to $937.1 million for the year ended September 30, 2012 from $992.1 million for the year ended September 30, 2011.

INTEREST EXPENSE ON BORROWED MONEY decreased $175,000, or 15.6%, to $943,000 for the year ended September 30, 2012 compared with $1.1 million for the year ended September 30, 2011 as the result of a decrease in the average balance partially offset by an increase in the average cost. The average balance decreased to $51.9 million for the year ended September 30, 2012 from $103.6 million for the year ended September 30, 2011 and the average cost increased from 1.08% to 1.82% during the same periods, respectively. The lower average balance resulted from the repayment of short-term advances with the decrease in total interest-earning assets. The increased average cost was the result of the repayment of lower costing short-term advances leaving a higher proportion of higher costing long-term advances.

Provision for Loan Losses

The **PROVISION FOR LOAN LOSSES** for the year ended September 30, 2012 was $14.5 million compared with $14.8 million for the same period a year ago. Net charge-offs for the year ended September 30, 2012 were $23.0 million, or 2.26% of average loans, compared with $16.1 million, or 1.51% of average loans, for fiscal 2011. Declines in real estate values in the Company's market areas, as well as nationally, contributed to the high levels of charge-offs in the 2012 and 2011 periods.

The increased level of net charge-offs during 2012 compared with 2011 was primarily the result of the Company's required change from the OTS Thrift Financial Reports to the OCC Call Reports effective March 31, 2012. As permitted by the OTS, the Company had previously used specific loan loss reserves to recognize impairment charges on certain collateral-dependent loans under certain circumstances. The OCC requires such impairment charges to be recognized through loan charge-offs. The Company modified its loan charge-off policy to comply with the OCC's guidance and, accordingly, recorded $5.9 million of charge-offs during the March 2012 quarter for loans that it had established specific reserves in previous periods. Because these losses had been recognized in prior periods, the charge-off of the $5.9 million of specific reserves had no impact on the Company's provision for loan losses during the quarter ended March 31, 2012.

Also increasing charge-offs during 2012 was the adoption in the fourth quarter of 2012 of newly-issued industry-wide guidance by the OCC that clarified the accounting treatment for mortgage and consumer loans where the borrower's obligation was discharged in bankruptcy and the borrower did not reaffirm the debt. The guidance clarified that such loans should be classified as non-accrual and should be charged down to the underlying collateral value less costs to sell even if the borrower is current on all payments. Following previous regulatory guidance, the Company had historically restored such loans to accrual status if the borrower had made six consecutive timely payments and certain other criteria were met. This clarification resulted in charge-offs totaling $697,000 in the fourth quarter of 2012 and a $713,000 increase in non-accrual loans at September 30, 2012. While the impact of the OCC clarification accelerated charge-offs of such loans, the allowance for loan losses contained full coverage for these charge-offs resulting in no corresponding increase in the provision for loan losses in the period the guidance was adopted.

Non-Interest Income

TOTAL NON-INTEREST INCOME increased $2.7 million, or 20.8%, to $15.7 million for the year ended September 30, 2012 compared with $13.0 million for the year ended September 30, 2011 primarily as the result of an increase in mortgage revenues partially offset by a decrease in investment brokerage revenues.

MORTGAGE REVENUES increased 54.7% to $8.8 million for the year ended September 30, 2012 compared with $5.7 million for the year ended September 30, 2011 on higher net profit margins partially offset by decreased loan sales. Residential loans sold to investors during the year ended September 30, 2012 totaled $1.32 billion compared with $1.59 billion in 2011. The net profit margin on loans sold increased to 0.66% during the year ended September 30, 2012 compared with 0.36% during 2011. The net profit margins during the 2012 periods benefitted from improved selling prices negotiated with the Company's loan investors and lower direct origination costs as the result of the Company's focus on reducing such costs. The net profit margins on loans sold during the first and second quarters of fiscal 2011 were abnormally low and were primarily the result of operational processing challenges the Company experienced related to the high mortgage loan refinancing volumes in those periods and tightening investor documentation and underwriting requirements. Such challenges resulted in extended processing times and the inability to deliver a number of loans held for sale to investors within the original interest rate lock commitment periods. As a result, such loans were delivered to investors at significantly reduced selling prices as they were repriced at lower market values. Reducing mortgage revenues were charges to earnings totaling $2.0 million and $1.7 million during the years ended September 30, 2012 and 2011, respectively, for estimated liabilities due to the Company's loan investors under contractual obligations related to loans that were previously sold and became delinquent or defaulted.

INVESTMENT BROKERAGE REVENUES decreased 24.8% to $1.4 million for the year September 30, 2012 compared with $1.9 million for the same period a year ago. The Company saw a decrease in securities sales volumes during fiscal 2012 compared with fiscal 2011 as a result of weakened market demand for fixed-income investment products in the midst of an uncertain lower interest rate environment.

Non-Interest Expense

TOTAL NON-INTEREST EXPENSE decreased $93,000, or 0.3%, to $34.2 million for the year ended September 30, 2012 compared with $34.3 million for the year ended September 30, 2011. The components of non-interest expense are discussed below.

SALARIES AND EMPLOYEE BENEFITS EXPENSE remained relatively stable, increasing only 1.6%, or $241,000, to $15.3 million for the year ended September 30, 2012 from $15.0 million for the year ended September 30, 2011, primarily due to management's efforts to control such costs.

OCCUPANCY, EQUIPMENT AND DATA PROCESSING EXPENSE increased $300,000, or 3.3%, to $9.3 million for the year ended September 30, 2012 from $9.0 million for the year ended September 30, 2011. The increase was primarily related to the additions of a full-service banking facility in the St. Louis metropolitan area and certain residential mortgage loan production offices in mid-Missouri and southwestern Missouri, and expenses related to the enhancement of certain capabilities of the Bank's data processing systems.

PROFESSIONAL SERVICES EXPENSE increased $431,000, or 26.1%, to $2.1 million for the year ended September 30, 2012 compared with $1.7 million for the year ended September 30, 2011. During the quarter ended June 30, 2012, the United States Department of Treasury completed the auction to private investors of the Company's preferred stock that was issued to the Treasury in 2009 under the Treasury's Capital Purchase Program. In connection with this auction, the Company incurred approximately $249,000 in legal and professional fees related to the filing of the required registration statement with the Securities and Exchange Commission. The remainder of the increase was primarily due to increased legal expense associated with the resolution of troubled loans.

FDIC DEPOSIT INSURANCE PREMIUM EXPENSE decreased $673,000, or 27.7%, to $1.8 million for the year ended September 30, 2012 compared with $2.4 million for the year ended September 30, 2011. Effective April 1, 2011, the FDIC changed its method of assessing insurance premiums on all financial institutions from a deposit-based method to an asset-based method, resulting in a significant decrease in the Company's assessment rate during the last half of fiscal 2011.

POSTAGE, DOCUMENT DELIVERY AND OFFICE SUPPLIES EXPENSE decreased $202,000 to $697,000 for the year ended September 30, 2012 compared with $898,000 for the year ended September 30, 2011. The decreases were primarily due to management's efforts to control such costs.

OTHER NON-INTEREST EXPENSE decreased $301,000, or 16.3%, to $1.5 million for the year ended September 30, 2012 compared with $1.8 million for the year ended September 30, 2011. Significant expenses incurred in 2011 that did not reoccur in 2012 included $158,000 of expenses related to the relocation and home sales of certain Company executives and a $119,000 increase in supervisory examination fees.

Income Taxes

INCOME TAX EXPENSE increased from $3.1 million for the year ended September 30, 2011 to $4.3 million for the year ended September 30, 2012. The effective tax rate was 30.25% in fiscal 2012 compared with 28.09% in fiscal 2011. The effective tax rates differed from the Federal statutory rate of 35% in 2012 and 34% in 2011 primarily as the result of non-taxable income related to bank-owned life insurance and tax-exempt interest income on certain loans receivable. The lower effective rate in 2011 compared with 2012 was due to the lower total pre-tax income in 2011 resulting in a higher ratio of non-taxable income to such pre-tax income.

MARKET RISK ANALYSIS

Market risk is the risk of loss arising from adverse changes in the fair values of financial instruments or other assets caused by changes in interest rates, currency exchange rates, or equity prices. Interest rate risk is the Company's primary market risk and results from timing differences in the repricing of assets and liabilities, changes in relationships between rate indices, and the potential exercise of explicit or embedded options. The Company uses several measurement tools provided by a national asset liability management consultant to help manage these risks. Management provides key assumptions to the consultant, which are used as inputs into the measurement tools. Following is a summary of two different tools management uses on a quarterly basis to monitor and manage interest rate risk.

EARNINGS SIMULATION MODELING. Net income is affected by changes in the level of interest rates, the shape of the yield curve and the general market pressures affecting current market interest rates at the time of simulation. Many interest rate indices do not move uniformly, creating certain disunities between them. For example, the spread between a thirty-day, prime-based asset and a thirty-day FHLB advance may not be uniform over time. The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates on interest-earning assets and interest-bearing liabilities. Simulation results are measured as a percentage change in net interest income compared with the static-rate or "base case" scenario. The model considers increases and decreases in asset and liability volumes using prepayment assumptions as well as rate changes. Rate changes are modeled gradually over a twelve-month period, referred to as a "rate ramp." The model projects only changes in interest income and expense and does not project changes in non-interest income, non-interest expense, provision for loan losses, the impact of changing tax rates, or any actions that the Company might take to counter the effect of market interest rate movements. At September 30, 2013, net interest income simulation showed a negative 190 basis point change from the base case in a 200 basis point ramped rising rate environment and a negative 160 basis point change from the base case in a 100 basis point ramped declining rate environment. The projected decreases in net interest income are within the Asset/Liability Committee's guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment. However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table summarizes the results of the Company's income simulation model as of September 30, 2013 and 2012.

Change in Net Interest Income

	2013		2012	
	YEAR 1	YEAR 2	YEAR 1	YEAR 2
Change in Market Interest Rates:				
200 basis point ramped increase	(1.9%)	(2.1%)	(0.2%)	(2.4%)
Base case - no change	–	(2.1%)	–	(4.0%)
100 basis point ramped decrease	(1.6%)	(6.2%)	(1.3%)	(5.2%)

NET PORTFOLIO VALUE ANALYSIS. Net portfolio value ("NPV") represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market-risk sensitive instruments in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates with no effect given to any actions management might take to counter the effect of the interest rate movements. The following is a summary of the results of the report compiled by the Company's outside consultant using data and assumptions management provided as of September 30, 2013 and 2012.

Estimated Change in Net Portfolio Value

	2013		2012	
(Dollars in thousands)	AMOUNT	PERCENT	AMOUNT	PERCENT
Change in Market Interest Rates:				
200 basis point increase	$ (3,001)	(1.9%)	$ 4,930	3.5%
Base case - no change	–	–	–	–
100 basis point decrease	(14,103)	(8.7%)	(17,803)	(12.6%)

The preceding table indicates that, at September 30, 2013, in the event of a 200 basis point increase in prevailing market interest rates, NPV would be expected to decrease by $3.0 million, or 1.9% of the base case scenario value of $162.1 million. In the event of a decrease in prevailing market rates of 100 basis points, NPV would be expected to decrease by $14.1 million, or 8.7% of the base case scenario value. The projected decrease in NPV is within the Asset/Liability Committee's guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment. However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' estimated fair values and weighted average interest rates at September 30, 2013. Expected maturities use certain assumptions based on historical experience and other data available to management.

(Dollars in thousands)	WEIGHTED AVERAGE RATE	WITHIN ONE YEAR	ONE YEAR TO THREE YEARS	AFTER THREE YEARS TO FIVE YEARS	AFTER FIVE YEARS TO TEN YEARS	BEYOND TEN YEARS	CARRYING VALUE TOTAL	ESTIMATED FAIR VALUE
INTEREST-SENSITIVE ASSETS								
Loans receivable – net [1]	4.45%	$ 489,977	$ 204,412	$ 176,295	$ 42,468	$ 75,516	$ 988,668	$ 1,001,898
Mortgage loans held for sale – net [2]	4.31%	70,473	–	–	–	–	70,473	72,481
Debt securities – AFS	0.35%	24,885	4,667	–	97	–	29,649	29,649
U.S. Treasury securities – AFS	0.10%	9,042	–	–	–	–	9,042	9,042
Mortgage-backed securities – HTM	3.72%	3,068	9	46	201	970	4,294	4,537
Mortgage-backed securities – AFS	5.60%	–	–	–	106	120	226	226
FHLB stock	2.46%	4,777	–	–	–	–	4,777	4,777
Other	0.23%	69,479	–	–	–	–	69,479	69,479
Total interest-sensitive assets		**$ 671,701**	**$ 209,088**	**$ 176,341**	**$ 42,872**	**$ 76,606**	**$ 1,176,608**	**$ 1,192,089**
INTEREST-SENSITIVE LIABILITIES								
Savings accounts	0.13%	$ 39,845	$ –	$ –	$ –	$ –	$ 39,845	$ 39,845
Checking accounts [3]	0.10%	237,362	–	–	–	–	237,362	237,362
Money market accounts	0.26%	206,927	–	–	–	–	206,927	206,927
Certificate of deposit accounts	0.77%	252,961	100,647	5,037	–	–	358,645	359,917
Federal Home Loan Bank advances	1.30%	49,000	25,000	–	–	4,000	78,000	79,771
Retail repurchase agreements	0.10%	35,483	–	–	–	–	35,483	35,483
Subordinated debentures	2.52%	–	–	–	–	19,589	19,589	19,583
Total interest-sensitive liabilities		**$ 821,578**	**$ 125,647**	**$ 5,037**	**$ –**	**$ 23,589**	**$ 975,851**	**$ 978,888**
OFF-BALANCE-SHEET ITEMS								
Operating leases		$ 1,343	$ 2,490	$ 1,589	$ 1,049	$ –	$ –	$ –
Commitments to extend credit	4.33%	144,340	–	–	–	–	–	146,783
Unused lines of credit – residential		67,265	–	–	–	–	–	68,193
Unused lines of credit – commercial		148,411	–	–	–	–	–	149,806

(1) Includes non-accrual loans.
(2) Maturity reflects expected committed sales to investors.
(3) Excludes non-interest-bearing checking accounts of $168.0 million.

LIQUIDITY RISK

Liquidity risk arises from the possibility that the Company might not be able to satisfy current or future financial commitments, or may become unduly reliant on more costly alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of the Bank's depositors and borrowers, as well as the Company's operating cash needs, are met. The Asset/Liability Committee meets regularly to consider the operating cash needs of the organization.

The Company primarily funds its assets with deposits from its retail, commercial and public entity customers. In addition, the Company offers its in-market customers retail repurchase agreements, which represent overnight borrowings that are secured by certain of the Company's investment securities. See *Note 8 of Notes to the Consolidated Financial Statements* for a description of retail repurchase agreements. If the Bank or the Company require funds beyond their ability to generate them internally, the Bank has the ability to borrow funds from the FHLB and the Federal Reserve and to raise certificates of deposit on a national level through broker relationships. Management chooses among these wholesale funding sources depending on their relative costs, the Company's overall interest rate risk exposure and the Company's overall borrowing capacity at the FHLB and the Federal Reserve. At September 30, 2013, the balance of borrowings from the FHLB totaled $78.0 million, had a weighted-average interest rate of 1.30%, a weighted average maturity of approximately 11 months and represented 6% of total assets. At September 30, 2012, borrowings from the FHLB totaled $89.0 million, had a weighted-average interest rate of 1.18%, a weighted average maturity of approximately 13 months and represented 7% of total assets. There were no borrowings from the Federal Reserve or brokered certificates of deposit from national brokers outstanding at September 30, 2013 or 2012. Use of these funds has historically given the Company alternative sources to support its asset growth while avoiding, when necessary, aggressive deposit pricing strategies used from time to time by some of its competitors in its market. In addition, the use of these wholesale funds has given management an alternative low-cost means to maximize net interest income and manage interest rate risk by providing the Company greater flexibility to control the interest rates and maturities of these funds, as compared with deposits. This increased flexibility has allowed the Company to better respond to changes in the interest rate environment and demand for its loan products, especially loans held for sale that are awaiting final settlement (generally within 30 to 60 days) with the Company's investors.

The borrowings from the FHLB are obtained under a blanket agreement, which assigns all investments in FHLB stock, qualifying first residential mortgage loans, residential loans held for sale and home equity loans with a 90% or less loan-to-value ratio as collateral to secure the amounts borrowed. Total borrowings from the FHLB are subject to limitations based upon a risk assessment of the Bank. At September 30, 2013, the Bank had approximately $117.8 million in additional borrowing authority under the arrangement with the FHLB in addition to the $78.0 million in advances outstanding at that date.

The Bank has the ability to borrow funds on a short-term basis under the Bank's primary credit line at the Federal Reserve's Discount Window. At September 30, 2013, the Bank had approximately $176.9 million in borrowing authority under this arrangement with no borrowings outstanding and had approximately $219.1 million of commercial loans pledged as collateral under this agreement.

At September 30, 2013, the Company had outstanding firm commitments to originate loans of $144.3 million, all of which were on a best-efforts basis, and to fulfill commitments under unused lines of credit of $215.7 million. Certificates of deposit scheduled to mature in one year or less totaled $253.0 million. Based upon historical experience, management believes the majority of maturing retail certificates of deposit will remain with the Bank. However, if these deposits do not remain with the Bank, the Bank will need to rely on wholesale funding sources, which might only be available at higher interest rates.

The Company is a large originator of residential mortgage loans, with substantially all of these loans sold to the secondary residential mortgage investment community. Consequently, the primary **SOURCE AND USE OF CASH IN OPERATIONS** is to originate loans for sale, which used $1.31 billion in cash during the year ended September 30, 2013 and provided proceeds of $1.41 billion from loan sales, compared with $1.40 billion and $1.33 billion, respectively, during the year ended September 30, 2012.

The primary **USE OF CASH FROM INVESTING ACTIVITIES** is the origination of loans receivable that are held in portfolio. Loans receivable held in portfolio, increased $14.7 million for the year ended September 30, 2013 compared with a decrease of $25.5 million for the year ended September 30, 2012. Other significant uses of cash from investing activities for the year ended September 30, 2013 included $90.4 million for the purchase of debt securities available for sale, $18.1 million for the purchase of FHLB stock, and $1.4 million for the purchase or improvement of premises and equipment. Other significant uses of cash from investing activities for the year ended September 30, 2012 included $50.6 million for the purchase of debt securities available for sale, $7.8 million for the purchase of FHLB stock, and $2.0 million for the purchase or improvement of premises and equipment. **SOURCES OF CASH FROM INVESTING ACTIVITIES** for the year ended September 30, 2013 included proceeds from maturities of debt securities available for sale totaling $72.8 million, proceeds from FHLB stock redemptions of $18.8 million, principal repayments on mortgage-backed securities totaling $1.4 million and proceeds from sale of real estate acquired in settlement of loans of $13.7 million. Sources of cash from investing activities for the year ended September 30, 2012 included proceeds from maturities of debt securities available for sale totaling $43.2 million, proceeds from FHLB stock redemptions of $5.3 million, principal repayments on mortgage-backed securities totaling $4.0 million and proceeds from sale of real estate acquired in settlement of loans of $5.5 million.

The Company's primary **SOURCES OF CASH FROM FINANCING ACTIVITIES** for the year ended September 30, 2013 was a $14.5 million increase in overnight retail repurchase agreements. The Company's primary sources of cash from financing activities for the year ended September 30, 2012 included a $60.0 million increase in FHLB advances, a $1.6 million increase in overnight retail repurchase agreements and a $643,000 increase in advance payments by borrowers for taxes and insurance. Primary **USES OF CASH FROM FINANCING ACTIVITIES** for the year ended September 30, 2013 included a $70.9 million decrease in deposits, an $11.0 million decrease in FHLB advances, a $1.7 million decrease in advance payments by borrowers for taxes and insurance, dividends paid on common stock of $4.3 million, dividends paid on preferred stock of $1.2 million and $8.0 million in repurchase of preferred stock. Primary uses of cash from financing activities for the year ended September 30, 2012 included a $21.5 million decrease in deposits, dividends paid on common stock of $4.3 million, dividends paid on preferred stock of $1.6 million and $7.7 million in repurchase of preferred stock and a common stock warrant.

The Company is a legal entity, separate and distinct from the Bank, which must provide its own liquidity to meet its operating needs. The Company's ongoing liquidity needs primarily include funding its operating expenses, paying cash dividends to its common and preferred shareholders and paying interest and principal on outstanding debt. During the years ended September 30, 2013 and 2012, the Company paid cash dividends to its common and preferred shareholders totaling $5.6 million and $5.9 million, respectively, repaid no principal on outstanding debt and paid interest on outstanding debt totaling $509,000 and $542,000, respectively. In addition, the Company used $8.0 million in cash to repurchase preferred stock during the year ended September 30, 2013 and $7.7 million in cash to repurchase preferred stock and a common stock warrant during the year ended September 30, 2012. See *Note 12 of Notes to the Consolidated Financial Statements.*

A large portion of the Company's liquidity is obtained from the Bank in the form of dividends. Federal regulations impose limitations upon payment of capital distributions from the Bank to the Company. Under the regulations as currently applied to the Bank, the approval of the OCC and the non-objection of the Federal Reserve Bank are required prior to any capital distribution. To the extent that any such capital distributions are not approved by these regulators in future periods, the Company could find it necessary to reduce or eliminate the payment of common dividends to its shareholders. In addition, the Company could find it necessary to temporarily suspend the payment of dividends on its preferred stock and interest on its subordinated debentures. At September 30, 2013 and 2012, the Company had cash and cash equivalents totaling $511,000 and $83,000, respectively, and a demand loan extended to the Bank totaling $3.5 million and $4.4 million, respectively, that could be used to fulfill its liquidity needs.

DERIVATIVES, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE-SHEET ARRANGEMENTS

The Company has various financial obligations, including obligations that may require future cash payments. The table below presents, as of September 30, 2013, significant fixed and determinable contractual obligations to third parties, excluding interest payable, by payment due date. Further discussion of each obligation is included in the notes to the consolidated financial statements.

		Payments Due by Period			
(In thousands)	TOTAL	LESS THAN 1 YEAR	1 TO LESS THAN 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Time deposits	$ 358,645	$ 252,961	$ 100,647	$ 5,037	$ –
Advances from FHLB	78,000	49,000	25,000	–	4,000
Retail repurchase agreements	35,483	35,483	–	–	–
Subordinated debentures	19,589	–	–	–	19,589
Operating lease obligations	6,471	1,343	2,490	1,589	1,049
Total	**$ 498,188**	**$ 338,787**	**$ 128,137**	**$ 6,626**	**$ 24,638**

In the normal course of operations, the Company engages in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in its financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used for general corporate purposes or to manage customers' requests for funding. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding.

CAPITAL RESOURCES

The Company is not subject to any separate capital requirements from those of the Bank. The Bank is required to maintain specific minimum amounts of capital pursuant to federal regulations. These minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its balance sheet by a risk-weighting factor that is defined by federal regulations (e.g., one- to four-family conventional residential loans carry a risk-weighted factor of 50%). See *Note 13 of Notes to the Consolidated Financial Statements* for a summary of the Bank's regulatory capital amounts and ratios at September 30, 2013 and 2012.

AT THE MARKET OFFERING

On May 7, 2013, the Company entered into a Sales Agency Agreement with Sandler O'Neill & Partners, L.P., pursuant to which the Company may sell from time to time through Sandler O'Neill, as sales agent, shares of the Company's common stock having an aggregate gross sales price of up to $10,000,000. Pursuant to the Sales Agency Agreement, the common stock may be offered and sold through Sandler O'Neill in transactions that are deemed to be "at the market" offerings as defined in Rule 415 of the Securities Act of 1933, as amended, including sales made by means of ordinary brokers' transactions, including on the Nasdaq Global Select Market, at market prices or as otherwise agreed to with Sandler O'Neill.

Between May 7, 2013 and June 30, 2013, the Company sold an aggregate of 13,653 shares of common stock, at a weighted average price of $10.60 per share, for proceeds of approximately $140,000, net of commissions of approximately $4,000.

EFFECT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

STOCK PERFORMANCE

The following graph compares the cumulative total stockholder return on the Company's common stock with the cumulative total return on the Nasdaq Index (U.S. companies) and with the SNL Bank and Thrift Index. The total return assumes reinvestment of all dividends. The graph assumes $100 was invested at the close of business on September 30, 2008.

TOTAL RETURN PERFORMANCE


INDEX VALUE
200
180
160
140
120
100
80
60
40
09/30/08
09/30/09
09/30/10
09/30/11
09/30/12
09/30/13
Pulaski Financial Corp.
NASDAQ Composite
SNL Bank and Thrift Index

	PERIOD ENDING					
Index	**09/30/08**	**09/30/09**	**09/30/10**	**09/30/11**	**09/30/12**	**09/30/13**
Pulaski Financial Corp.	100.00	91.76	89.58	88.33	117.24	152.57
NASDAQ Composite	100.00	102.54	115.60	119.07	155.56	190.98
SNL Bank and Thrift Index	100.00	70.70	64.51	51.12	72.23	93.96

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

FAIR VALUE MEASUREMENTS. In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The ASU contains guidance on the application of the highest and best use and valuation premise concepts, the measurement of fair values of instruments classified in shareholders' equity, the measurement of fair values of financial instruments that are managed within a portfolio, and the application of premiums and discounts in a fair value measurement. It also requires additional disclosures about fair value measurements, including information about the unobservable inputs used in fair value measurements within Level 3 of the fair value hierarchy, the sensitivity of recurring fair value measurements within Level 3 to changes in unobservable inputs and the interrelationships between those inputs, and the categorization by level of the fair value hierarchy for items that are not measured at fair value but for which the fair value is required to be disclosed. These amendments were applied prospectively, effective January 1, 2012, and their application did not have a material effect on the Company's consolidated financial statements.

OTHER COMPREHENSIVE INCOME. In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income.* The ASU increases the prominence of other comprehensive income in financial statements by requiring comprehensive income to be reported in either a single statement or in two consecutive statements which report both net income and other comprehensive income. It eliminates the option to report the components of other comprehensive income in the statement of changes in equity. The ASU was effective for periods beginning January 1, 2012 and required retrospective application. The ASU did not change the components of other comprehensive income, the timing of items reclassified to net income, or the net income basis for income per share calculations. The Company has chosen to present net income and other comprehensive income in a single statement in the accompanying consolidated financial statements. In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* The amendments are being made to allow the Board time to consider whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. Until the Board has reached a resolution, entities are required to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05.

GOODWILL. In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment.* The ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Previous guidance required, on an annual basis, testing goodwill for impairment by comparing the fair value of a reporting unit to its carrying amount (including goodwill). As a result of this amendment, an entity will not be required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The ASU was effective for annual and interim goodwill impairment tests performed for periods beginning January 1, 2012. The adoption of this guidance did not have a material effect on the Company's consolidated financial statements.

BALANCE SHEET. In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities.* The ASU is a joint requirement by the FASB and International Accounting Standards Board to enhance current disclosures and increase comparability of GAAP and International Financial Reporting Standards financial statements. Under the ASU, an entity will be required to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet, as well as instruments and transactions subject to an agreement similar to a master netting agreement. The scope of the ASU includes derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The ASU was effective for annual and interim periods beginning January 1, 2013. Adoption of the ASU did not have a material effect on the Company's consolidated financial statements.

As disclosed in Note 24 to the Consolidated Financial Statements contained in our 2013 Annual Report to Shareholders, the Company uncovered an elaborate fraud perpetrated by a commercial customer against the Bank, which required the Company to announce revised earnings for the quarter and year ended September 30, 2013. We have determined that internal control deficiencies existed as discussed below and that these deficiencies are material weaknesses in our internal control over financial reporting as of September 30, 2013.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and of the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2013, using the criteria established in Internal Control-Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management identified the following material weaknesses in our internal control over financial reporting:

- The controls to verify (i) the legal adequacy and sufficiency of the commercial loan documentation and (ii) complete information with which to make the appropriate commercial loan underwriting decisions did not operate effectively and were not responsive to fraud risks.

- The monitoring controls intended to assess the operating effectiveness of controls over commercial loan administration identified certain commercial loan documentation deficiencies but did not result in adequate communication of the documentation control deficiencies to those parties responsible for taking or ensuring timely corrective action, as appropriate.

- As a result of these control deficiencies, there was inadequate communication of information that affected the commercial loan risk grading control, specifically impacting certain qualitative factors associated with the general reserve component of the allowance for loan losses.

The material weaknesses in internal control over financial reporting impacted the reporting of the carrying value of the commercial loan receivables balance and the related allowance for loan losses as of September 30, 2013, and resulted in a material misstatement of the Company's preliminary unaudited consolidated financial statements. The Company's audited consolidated financial statements as of and for the year ended September 30, 2013 include all adjustments necessary to correct these misstatements.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of September 30, 2013. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our internal control over financial reporting, expressing an adverse opinion on the effectiveness of our internal control over financial reporting as of September 30, 2013.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders Pulaski Financial Corp.:

We have audited Pulaski Financial Corp's (Pulaski or the Company) internal control over financia reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pulaski management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposit on of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses relate to the controls over the legal adequacy and sufficiency of the loan documentation within the Company's commercial loan files and the controls necessary to verify the completeness of the information for loan underwriting decisions and their responsiveness to fraud risk; the monitoring of commercial loan file documentation controls; and the inadequate communication of information used in the commercial loan risk grading control and are included in management's assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pulaski Financial Corp. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2013. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the fiscal year 2013 consolidated financial statements, and this report does not affect our report dated December 16, 2013, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, Pulaski Financial Corp. has not maintained effective internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP

KPMG LLP
St. Louis, Missouri
December 16, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries (the Company) as of September 30, 2013 and 2012, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pulaski Financial Corp's internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 16, 2013 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

KPMG LLP
St. Louis, Missouri
December 16, 2013

CONSOLIDATED BALANCE SHEETS | September 30, 2013 and 2012 |

	2013	2012
ASSETS		
Cash and amounts due from depository institutions	$ 16,829,435	$ 15,834,193
Federal funds sold and overnight interest-bearing deposits	69,479,143	46,500,729
Total cash and cash equivalents	**86,308,578**	**62,334,922**
Debt and mortgage-backed securities available for sale, at fair value	38,916,833	21,921,417
Mortgage-backed securities held to maturity, at amortized cost (fair value of $4,537,359 and $6,096,227 at September 30, 2013 and 2012, respectively)	4,294,096	5,656,963
Capital stock of Federal Home Loan Bank, at cost	4,777,400	5,558,600
Mortgage loans held for sale, at lower of cost or market	70,473,361	180,574,694
Loans receivable (net of allowance for loan losses of $18,306,114 and $17,116,595 at September 30, 2013 and 2012, respectively)	988,668,268	975,727,642
Real estate acquired in settlement of loans (net of allowance for losses of $1,837,800 and $4,706,775 at September 30, 2013 and 2012, respectively)	6,394,712	13,952,168
Premises and equipment, net	17,859,113	18,415,977
Goodwill	3,938,524	3,938,524
Accrued interest receivable	3,151,197	3,888,611
Bank-owned life insurance	32,747,251	31,844,074
Deferred tax assets	10,570,235	11,638,492
Prepaid expenses, accounts receivable and other assets	7,844,852	12,065,342
Total assets	**$ 1,275,944,420**	**$ 1,347,517,426**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits	$ 1,010,811,599	$ 1,081,698,318
Borrowed money	113,482,909	109,981,455
Subordinated debentures	19,589,000	19,589,000
Advance payments by borrowers for taxes and insurance	3,864,859	5,589,385
Accrued interest payable	469,909	695,111
Other liabilities	11,668,078	11,796,985
Total liabilities	**1,159,886,354**	**1,229,350,254**
STOCKHOLDERS' EQUITY:		
Preferred stock - $0.01 par value per share, 1,000,000 shares authorized; 17,388 and 25,418 shares issued at September 30, 2013 and 2012, respectively; $1,000 per share liquidation value, net of discount	17,310,083	24,976,239
Common stock - $0.01 par value per share, 18,000,000 shares authorized; 13,082,271 and 13,068,618 shares issued at September 30, 2013 and 2012, respectively	130,823	130,687
Treasury stock - at cost (2,017,782 and 2,114,246 shares at September 30, 2013 and 2012, respectively)	(15,851,041)	(15,939,378)
Additional paid-in capital	58,402,572	56,849,475
Accumulated other comprehensive (loss) income, net	(25,540)	21,475
Retained earnings	56,091,169	52,128,674
Total stockholders' equity	**116,058,066**	**118,167,172**
Total liabilities and stockholders' equity	**$ 1,275,944,420**	**$ 1,347,517,426**

See accompanying notes to the consolidated financial statements.

Pulaski Financial Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME | Years Ended September 30, 2013, 2012 and 2011 |

	2013	2012	2011
INTEREST AND DIVIDEND INCOME:			
Loans receivable	$ 46,044,445	$ 49,960,907	$ 53,836,937
Mortgage loans held for sale	5,169,547	5,338,349	5,548,562
Securities and other	399,630	409,036	867,174
Total interest and dividend income	**51,613,622**	**55,708,292**	**60,252,673**
INTEREST EXPENSE:			
Deposits	4,965,183	7,192,873	11,327,379
Borrowed money	970,184	943,200	1,118,037
Subordinated debentures	509,437	541,728	505,889
Total interest expense	**6,444,804**	**8,677,801**	**12,951,305**
Net interest income	**45,168,818**	**47,030,491**	**47,301,368**
Provision for loan losses	12,090,000	14,450,000	14,800,000
Net interest income after provision for loan losses	**33,078,818**	**32,580,491**	**32,501,368**
NON-INTEREST INCOME:			
Mortgage revenues	12,331,500	8,772,721	5,670,484
Retail banking fees	4,194,912	4,106,177	4,148,807
Investment brokerage revenues	973,963	1,402,448	1,864,170
Bank-owned life insurance income	903,177	1,001,608	1,071,637
Other	366,531	420,754	242,707
Total non-interest income	**18,770,083**	**15,703,708**	**12,997,805**
NON-INTEREST EXPENSE:			
Salaries and employee benefits	17,746,857	15,262,518	15,021,505
Occupancy, equipment and data processing expense	10,111,830	9,289,870	8,990,060
Advertising	545,339	518,765	574,438
Professional services	2,524,107	2,084,098	1,653,032
FDIC deposit insurance premium expense	1,251,848	1,757,199	2,430,621
Real estate foreclosure losses and expense, net	2,209,968	3,039,315	2,872,484
Postage, document delivery and office supplies expense	692,952	696,967	898,470
Other	2,160,345	1,542,552	1,843,979
Total non-interest expense	**37,243,246**	**34,191,284**	**34,284,589**
Income before income taxes	**14,605,655**	**14,092,915**	**11,214,584**
Income tax expense	4,796,596	4,263,227	3,149,807
Net income	**$ 9,809,059**	**$ 9,829,688**	**$ 8,064,777**
OTHER COMPREHENSIVE INCOME:			
Unrealized (loss) gain on debt and mortgage-backed securities available for sale	(75,831)	34,137	(60,523)
Income tax benefit (expense)	28,816	(12,972)	22,999
Net unrealized (loss) gain	**(47,015)**	**21,165**	**(37,524)**
Comprehensive income	**$ 9,762,044**	**$ 9,850,853**	**$ 8,027,253**
Income available to common shares	**$ 8,289,487**	**$ 8,145,658**	**$ 5,998,761**
Per Common Share Amounts:			
Basic earnings per common share	$ 0.76	$ 0.76	$ 0.57
Weighted average common shares outstanding - basic	10,892,136	10,679,091	10,543,316
Diluted earnings per common share	$ 0.74	$ 0.74	$ 0.55
Weighted average common shares outstanding - diluted	11,132,941	10,993,862	10,987,605

See accompanying notes to the consolidated financial statements.

Pulaski Financial Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY | Years Ended September 30, 2012 and 2011 |

	PREFERRED STOCK, NET OF DISCOUNT	COMMON STOCK	TREASURY STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET	RETAINED EARNINGS	TOTAL
BALANCE, SEPTEMBER 30, 2010	$31,088,060	$ 130,687	$(18,692,714)	$ 57,330,627	$ 37,834	$ 46,458,787	$ 116,353,281
Net income	–	–	–	–	–	8,064,777	8,064,777
Other comprehensive loss	–	–	–	–	(37,524)	–	(37,524)
Common stock dividends ($0.38 per share)	–	–	–	(4,202)	–	(4,172,807)	(4,177,009)
Preferred stock dividends	–	–	–	–	–	(1,626,900)	(1,626,900)
Accretion of discount on preferred stock	439,116	–	–	–	–	(439,116)	–
Stock options exercised (33,397 shares)	–	–	117,765	76,190	–	–	193,955
Stock option and award expense	–	–	–	590,457	–	–	590,457
Commission on shares purchased for dividend reinvestment plan	–	–	–	(27,399)	–	–	(27,399)
Common stock issued under employee compensation plans, net (56,681 shares)	–	–	(116,499)	87,110	–	–	(29,389)
Purchase of equity trust shares from Treasury, net (43,955 shares)	–	–	(76)	446,760	–	–	446,684
Distribution of equity trust shares (75,391 shares)	–	–	682,526	(682,526)	–	–	–
Amortization of equity trust expense	–	–	–	355,179	–	–	355,179
Tax cost from release of equity shares	–	–	–	(49,227)	–	–	(49,227)
Excess tax benefit from stock-based compensation	–	–	–	113,301	–	–	113,301
BALANCE, SEPTEMBER 30, 2011	**31,527,176**	**130,687**	**(18,008,998)**	**58,236,270**	**310**	**48,284,741**	**120,170,186**
Net income	–	–	–	–	–	9,829,688	9,829,688
Other comprehensive income	–	–	–	–	21,165	–	21,165
Common stock dividends ($0.38 per share)	–	–	–	–	–	(4,301,725)	(4,301,725)
Preferred stock dividends	–	–	–	–	–	(1,626,900)	(1,626,900)
Accretion of discount on preferred stock	420,829	–	–	–	–	(420,829)	–
Repurchase of preferred shares (7,120 shares)	(6,971,766)	–	–	–	–	363,699	(6,608,067)
Repurchase of common stock warrant	–	–	–	(1,110,000)	–	–	(1,110,000)
Stock options exercised (84,456 shares)	–	–	297,390	206,032	–	–	503,422
Stock option and award expense	–	–	–	1,179,683	–	–	1,179,683
Commission on shares purchased for dividend reinvestment plan	–	–	–	(22,013)	–	–	(22,013)
Common stock issued under employee compensation plans, net (248,032 shares)	–	–	523,265	(908,969)	–	–	(385,704)
Purchase of equity trust shares from Treasury, net (10,327 shares)	–	–	–	339,517	–	–	339,517
Distribution of equity trust shares (141,606 shares)	–	–	1,248,965	(1,248,965)	–	–	–
Amortization of equity trust expense	–	–	–	234,588	–	–	234,588
Tax cost from release of equity shares	–	–	–	(59,749)	–	–	(59,749)
Excess tax benefit from stock-based compensation	–	–	–	3,081	–	–	3,081
BALANCE, SEPTEMBER 30, 2012	**$24,976,239**	**$ 130,687**	**$(15,939,378)**	**$ 56,849,475**	**$ 21,475**	**$ 52,128,674**	**$ 118,167,172**

See accompanying notes to the consolidated financial statements.

Pulaski Financial Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY | Year Ended September 30, 2013 |

	PREFERRED STOCK, NET OF DISCOUNT	COMMON STOCK	TREASURY STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME, (LOSS). NET	RETAINED EARNINGS	TOTAL
BALANCE, SEPTEMBER 30, 2012	$ 24,976,239	$ 130,687	$ (15,939,378)	$ 56,849,475	$ 21,475	$ 52,128,674	$ 118,167,172
Net income	–	–	–	–	–	9,809,059	9,809,059
Other comprehensive loss	–	–	–	–	(47,015)	–	(47,015)
Common stock dividends ($0.38 per share)	–	–	–	–	–	(4,326,992)	(4,326,992)
Preferred stock dividends	–	–	–	–	–	(1,234,529)	(1,234,529)
Accretion of discount on preferred stock	307,647	–	–	–	–	(307,647)	–
Repurchase of preferred shares (8,030 shares)	(7,973,803)	–	–	–	–	22,604	(7,951,199)
Stock options exercised (23,400 shares)	–	–	92,122	118,239	–	–	210,361
Stock option and award expense	–	–	–	1,222,419	–	–	1,222,419
Common stock issued (13,653 shares)	–	136	–	(136)	–	–	–
Common stock issued under employee compensation plans, net (15,622 shares)	–	–	(472,329)	252,053	–	–	(220,276)
Commission on shares purchased for dividend reinvestment plan	–	–	–	(24,027)	–	–	(24,027)
Purchase of equity trust shares from Treasury, net (42,151 shares)	–	–	–	566,527	–	–	566,527
Distribution of equity trust shares (57,442 shares)	–	–	468,544	(783,643)	–	–	(315,099)
Amortization of equity trust expense	–	–	–	159,203	–	–	159,203
Tax benefit from release of equity shares	–	–	–	42,462	–	–	42,462
BALANCE, SEPTEMBER 30, 2013	**$ 17,310,083**	**$ 130,823**	**$ (15,851,041)**	**$ 58,402,572**	**$ (25,540)**	**$ 56,091,169**	**$116,058,066**

See accompanying notes to the consolidated financial statements.

Pulaski Financial Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS | Years Ended September 30, 2013, 2012 and 2011 |

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 9,809,059	$ 9,829,688	$ 8,064,777
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, amortization and accretion:			
Premises and equipment	1,975,944	1,988,670	2,009,616
Net deferred loan costs	1,739,472	2,081,675	2,083,309
Debt and mortgage-backed securities premiums and discounts, net	446,776	342,962	295,132
Equity trust expense	159,203	234,588	355,179
Stock option and award expense	1,222,419	1,179,683	590,457
Provision for loan losses	12,090,000	14,450,000	14,800,000
Provision for losses on real estate acquired in settlement of loans	1,770,126	3,175,919	2,118,500
Gains on sales of real estate acquired in settlement of loans	(487,251)	(426,868)	(169,496)
Originations of mortgage loans held for sale	(1,305,191,000)	(1,402,335,941)	(1,432,925,551)
Proceeds from sales of mortgage loans held for sale	1,408,575,064	1,330,605,283	1,591,452,812
Gain on sale of loans held for sale	(12,794,064)	(8,125,283)	(5,667,812)
Increase in cash value of bank-owned life insurance	(903,177)	(1,001,608)	(1,071,637)
Decrease in deferred tax asset	1,068,257	1,134,145	384,663
Common stock issued under employee compensation plan	99,997	100,000	99,998
Excess tax benefit from stock-based compensation	–	(3,081)	(113,301)
Tax (benefit) expense for release of equity trust shares	(42,462)	59,749	49,227
(Decrease) increase in accrued expenses	(11,715)	(19,719)	594,455
(Decrease) increase in current income taxes payable	(463,155)	1,393,980	(2,130,097)
Changes in other assets and liabilities	5,089,942	(11,397)	3,069,778
Net adjustments	**114,344,376**	**(55,177,243)**	**175,825,232**
Net cash provided by (used in) operating activities	**124,153,435**	**(45,347,555)**	**183,890,009**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from:			
Maturities of debt securities available for sale	72,785,000	43,200,000	56,000,000
Principal payments on mortgage-backed securities	1,413,554	3,961,106	8,927,535
Redemption of Federal Home Loan Bank stock	18,840,800	5,312,900	11,035,100
Sales of real estate acquired in settlement of loans receivable	13,708,908	5,518,983	8,105,471
Sales of equipment	25,363	13,562	72,671
Purchases of:			
Debt securities available for sale	(90,353,709)	(50,605,230)	(62,582,763)
Federal Home Loan Bank stock	(18,059,600)	(7,771,100)	(4,361,900)
Premises and equipment	(1,444,443)	(1,960,043)	(1,776,355)
Net (increase) decrease in loans receivable	(14,693,092)	25,511,104	(5,754,863)
Cash received from equity in joint venture	60,000	–	–
Net cash (used in) provided by investing activities	**$ (17,717,219)**	**$ 23,181,282**	**$ 9,664,896**

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED | Years Ended September 30, 2013, 2012 and 2011 |

	2013	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in deposits	$ (70,886,719)	$ (21,470,597)	$ 9,221,737
Net increase (decrease) in overnight retail repurchase agreements	14,501,454	1,625,457	(1,899,944)
(Repayment of) proceeds from Federal Home Loan Bank advances, net	(11,000,000)	60,000,000	(152,000,000)
Net (decrease) increase in advance payments by borrowers for taxes and insurance	(1,724,526)	643,467	(2,152,514)
Proceeds from stock options exercised	210,361	503,422	193,955
Issuance of treasury shares to equity trust	566,527	339,517	446,684
Excess tax benefit from stock-based compensation	–	3,081	113,301
Tax expense (benefit) for release of equity trust shares	42,462	(59,749)	(49,227)
Repurchase of preferred shares, net	(7,951,199)	(6,608,067)	–
Repurchase of common stock warrant	–	(1,110,000)	–
Dividends paid on common stock	(4,326,992)	(4,301,725)	(4,177,009)
Dividends paid on preferred stock	(1,234,529)	(1,626,900)	(1,626,900)
Commission on shares purchased for dividend reinvestment plan	(24,027)	(22,013)	(27,399)
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(635,372)	(485,704)	(129,387)
Net cash (used in) provided by financing activities	**(82,462,560)**	**27,430,189**	**(152,086,703)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	23,973,656	5,263,916	41,468,202
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	62,334,922	57,071,006	15,602,804
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 86,308,578**	**$ 62,334,922**	**$ 57,071,006**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest on deposits	$ 5,190,095	$ 7,356,332	$ 11,477,166
Interest on borrowed money	971,118	918,582	1,070,964
Interest on subordinated debentures	509,857	541,114	527,685
Cash paid during the year for interest	**6,671,070**	**8,816,028**	**13,075,815**
Income taxes, net	4,120,217	1,804,742	4,808,167
NON-CASH INVESTING ACTIVITIES:			
Real estate acquired in settlement of loans receivable	8,869,377	5,625,640	15,802,078
Loans to facilitate the sale of real estate acquired in settlement of loans receivable	1,435,050	2,123,252	1,930,101

See accompanying notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

Pulaski Financial Corp. (the "Company") is the holding company for Pulaski Bank (the "Bank"). The Company's primary assets are its investment in the Bank and cash. The Company also maintains two special-purpose subsidiary trusts that issued preferred securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company, through the Bank, operates in a single business segment, which is a community-oriented financial institution providing traditional financial services through the operation of thirteen full-service bank locations in the St. Louis metropolitan area and loan production offices in the St. Louis and Kansas City metropolitan areas, eastern Kansas, Omaha, Nebraska, Council Bluffs, Iowa, mid-Missouri and southwestern Missouri. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate a variety of residential, commercial and consumer loans within the Bank's lending market areas. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home-buying opportunities for low-income first-time homebuyers).

The accounting and reporting policies and practices of the Company and its subsidiaries conform to U.S. generally accepted accounting principles and to prevailing practices within the banking industry. A summary of the Company's significant accounting policies follows.

PRINCIPLES OF CONSOLIDATION–The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly-owned subsidiary, Pulaski Bank, and its wholly-owned subsidiaries, Pulaski Service Corporation and Priority Property Holdings, LLC. All significant intercompany transactions have been eliminated in consolidation.

USE OF ESTIMATES–The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The determination of the allowance for loan losses and the liability for loans sold and the valuation of the deferred tax asset are significant estimates reported within the consolidated financial statements.

CASH AND CASH EQUIVALENTS–For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, cash in transit, cash in the process of collection, federal funds sold, and overnight deposits at the Federal Home Loan Bank of Des Moines ("Federal Home Loan Bank" or "FHLB") and Federal Reserve Bank of St. Louis ("Federal Reserve"). Generally, federal funds sold mature within one day.

DEBT AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE–Debt and mortgage-backed securities available for sale are recorded at their fair values, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Refer to *Note 19, Fair Value Measurements*, for additional information regarding how fair values are determined. Unrealized gains or losses on debt and mortgage-backed securities available for sale are included in a separate component of stockholders' equity, net of deferred income taxes. Gains or losses on the disposition of debt and mortgage-backed securities available for sale are recognized using the specific-identification method.

MORTGAGE-BACKED SECURITIES HELD TO MATURITY–Mortgage-backed securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, since the Company has both the ability and intent to hold the securities to maturity. Premium amortization and discount accretion are recognized as adjustments to interest income over the life of the securities using the level-yield method.

OTHER-THAN-TEMPORARY IMPAIRMENT OF DEBT AND MORTGAGE-BACKED SECURITIES–When determining whether a debt or mortgage-backed security is other-than-temporarily impaired, management assesses whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. In instances when a determination is made that an other-than-temporary impairment exists but management does not intend to sell the security and it is not more likely than not that it will be required to sell the security prior to its anticipated repayment or maturity, the other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized as a charge to earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

CAPITAL STOCK OF THE FEDERAL HOME LOAN BANK–Capital stock of the Federal Home Loan Bank of Des Moines is required for membership in the FHLB and is carried at cost. The Bank must maintain a specified level of investment in FHLB stock based upon the amount of its outstanding FHLB borrowings. The value of FHLB stock is based upon the recoverability of the par value. In determining the recoverability of this investment, the Company considered the structure of the FHLB system, which enables the regulator of the FHLBs to reallocate debt among the members, so each individual FHLB has a potential obligation to repay the consolidated obligations issued by other FHLB members. In addition, the regulator for the FHLB system oversees changes to management, management practices and balance sheet management at the FHLB. Finally, the liquidity position of the FHLB has been strengthened with the support of the U.S. Treasury, which established a lending facility designed to provide secured funding on an as-needed basis to government-sponsored enterprises, such as the FHLB. The Company continues to monitor this investment for recoverability, but as of September 30, 2013, believed that it would recover the par value of the FHLB stock.

MORTGAGE LOANS HELD FOR SALE–Mortgage loans held for sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or fair value. Such loans are generally committed to be sold to investors on a best-efforts basis with servicing released. Accordingly, fair values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees or costs. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred as an adjustment to the carrying value of the loan until it is sold.

LOANS RECEIVABLE–Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan fees and costs, loans in process and the allowance for loan losses. Loan origination and commitment fees on originated loans, net of certain direct loan origination costs, are deferred and amortized to interest income using the level-yield method over the estimated lives of the related loans. Interest on loans is accrued based upon the principal amounts outstanding. Refer to *Note 4, Loans Receivable and Allowance for Losses*, for summaries of the Company's accounting policies regarding impaired loans and the related recognition of interest income, troubled debt restructurings and the allowance for loan losses.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS–Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is initially recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value less estimated selling costs. Any write-down to fair value at the time the property is acquired is recorded as a charge-off to the allowance for loan losses. Any decline in the fair value of the property subsequent to acquisition is charged to non-interest expense and credited to the allowance for losses on real estate acquired in settlement of loans. Refer to *Note 19, Fair Value Measurements*, for additional information regarding how fair values are determined.

DERIVATIVE FINANCIAL INSTRUMENTS–The Company originates and purchases derivative financial instruments, including interest rate swaps and interest rate lock commitments. These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Swaps: The Company periodically uses derivative financial instruments (primarily interest rate swaps) to assist in its interest rate risk management. All derivatives are measured and reported at fair value on the Company's consolidated balance sheets as either an asset or a liability. For derivatives that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are reported as other assets or other liabilities, as appropriate, in the consolidated balance sheets. For all hedging relationships, derivative gains and losses that are not effective in hedging the changes in fair value of the hedged item are recognized in earnings during the period of the change. Similarly, the changes in the fair value of derivatives that do not qualify for hedge accounting are also reported in non-interest income when they occur.

The net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. The net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income.

At the inception of the fair value hedge and quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values of the derivatives have been highly effective in offsetting the changes in the fair values of the underlying hedged item and whether they are expected to be highly effective in the future. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the method for assessing effectiveness and measuring ineffectiveness. In addition, on a quarterly basis, the Company assesses whether the derivative used in the hedging transaction is highly effective in offsetting changes in fair value of the hedged item, and measures and records any ineffectiveness as a credit or charge to earnings. The Company discontinues hedge accounting prospectively when it is determined that the derivative is or will no longer be effective in offsetting changes in the fair value of the hedged item, the derivative expires, is sold or terminated, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

The estimates of fair values of the Company's derivatives and related liabilities are calculated by an independent third party using proprietary valuation models. The fair values produced by these valuation models are, in part, theoretical and reflect assumptions, which must be made in using the valuation models. Small changes in assumptions could result in significant changes in valuation. The risks inherent in the determination of the fair value of a derivative may result in income statement volatility.

The Company periodically uses derivatives to modify the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on net interest income and cash flows and to better match the repricing profile of its interest-bearing assets and liabilities. As a result of interest rate fluctuations, certain interest-sensitive assets and liabilities will gain or lose market value. In an effective fair value hedging strategy, the effect of this change in value will generally be offset by a corresponding change in value of the derivatives linked to the hedged assets and liabilities.

Interest Rate Lock Commitments: Commitments to originate loans to be held for sale (interest rate lock commitments), which primarily consist of commitments to originate fixed-rate residential mortgage loans, are recorded at fair value. Changes in the fair value of interest rate lock commitments are recognized in non-interest income on a quarterly basis.

PREMISES AND EQUIPMENT–Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from three to forty years for buildings and improvements and three to ten years for furniture and equipment. Maintenance and repairs are charged to expense when incurred. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

GOODWILL–Goodwill represents the amount of acquisition cost over the fair value of net assets acquired in the purchase of another financial institution. The Company reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate the carrying value of the asset might be impaired. Impairment is determined by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in the results of operations in the periods in which they become known. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis. No such impairment losses were recognized during any of the years in the three-year period ended September 30, 2013.

STOCK-BASED COMPENSATION–The Company maintains a number of stock-based incentive programs, which are discussed in more detail in Note 15. All stock-based compensation is recognized as an expense in the consolidated financial statements based on the fair value of the award.

INCOME TAXES–Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense is computed using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

RECLASSIFICATIONS–Certain amounts included in the 2012 and 2011 consolidated financial statements have been reclassified to conform to the 2013 presentation.

2. Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential securities is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,		
	2013	2012	2011
Net income	$ 9,809,059	$ 9,829,688	$ 8,064,777
Add (less):			
Benefit from repurchase of preferred stock, net	22,604	363,699	–
Preferred dividends declared	(1,234,529)	(1,626,900)	(1,626,900)
Accretion of discount on preferred stock	(307,647)	(420,829)	(439,116)
Income available for common shares	**$ 8,289,487**	**$ 8,145,658**	**$ 5,998,761**
Weighted average common shares outstanding–basic	10,892,136	10,679,091	10,543,316
Effect of dilutive securities:			
Treasury stock held in equity trust - unvested shares	192,851	271,779	301,544
Equivalent shares-employee stock options and awards	47,954	42,992	41,259
Equivalent shares-common stock warrant	–	–	101,486
Weighted average common shares outstanding–diluted	**11,132,941**	**10,993,862**	**10,987,605**
Earnings per share:			
Basic	$ 0.76	$ 0.76	$ 0.57
Diluted	0.74	0.74	0.55

Under the treasury stock method, outstanding stock options are dilutive when the average market price of the Company's common stock, when combined with the effect of any unamortized compensation expense, exceeds the option price during a period. Proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period. Similarly, outstanding warrants are dilutive when the average market price of the Company's common stock exceeds the exercise price during a period. Proceeds from the assumed exercise of dilutive warrants are assumed to be used to repurchase common shares at the average market price of such stock during the period.

Options to purchase common shares totaling 450,758, 579,891, and 666,790 were excluded from the computations of diluted earnings per share for the years ended September 30, 2013, 2012 and 2011, respectively, because the exercise price of the options, when combined with the effect of the unamortized compensation expense, were greater than the average market price of the common shares and were considered anti-dilutive.

3. Debt and Mortgage-Backed Securities

The amortized cost and estimated fair value of debt and mortgage-backed securities held to maturity and available for sale at September 30, 2013 and September 30, 2012 are summarized as follows:

	September 30, 2013			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
HELD TO MATURITY:				
Mortgage-backed securities:				
Ginnie Mae	$ 63,961	$ 2,250	$ –	$ 66,211
Fannie Mae	4,225,929	240,972	–	4,466,901
Total	**4,289,890**	**243,222**	**–**	**4,533,112**
Collateralized mortgage obligations:				
Freddie Mac	4,206	41	–	4,247
Total held to maturity	**$ 4,294,096**	**$ 243,263**	**$ –**	**$ 4,537,359**
Weighted average yield at end of year	3.72%			
AVAILABLE FOR SALE:				
Debt obligations of U.S. Treasury	$ 9,038,947	$ 3,240	$ –	$ 9,042,187
Debt obligations of government-sponsored entities	29,698,954	5,059	(55,302)	29,648,711
Mortgage-backed securities:				
Ginnie Mae	220,126	5,809	–	225,935
Total available for sale	**$38,958,027**	**$ 14,108**	**$ (55,302)**	**$38,916,833**
Weighted average yield at end of year	0.32%			

	September 30, 2012			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
HELD TO MATURITY:				
Mortgage-backed securities:				
Ginnie Mae	$ 89,752	$ 13,085	$ –	$ 102,837
Fannie Mae	5,562,187	426,125	–	5,988,312
Total	**5,651,939**	**439,210**	**–**	**6,091,149**
Collateralized mortgage obligations:				
Freddie Mac	5,024	54	–	5,078
Total held to maturity	**$ 5,656,963**	**$ 439,264**	**$ –**	**$ 6,096,227**
Weighted average yield at end of year	3.76%			
AVAILABLE FOR SALE:				
Debt obligations of government-sponsored entities	$21,594,679	$ 4,705	$ (4,289)	$ 21,595,095
Mortgage-backed securities:				
Ginnie Mae	292,101	34,221	–	326,322
Total available for sale	**$21,886,780**	**$ 38,926**	**$ (4,289)**	**$ 21,921,417**
Weighted average yield at end of year	0.46%			

As of September 30, 2013 and 2012, the Company had no debt or mortgage-backed securities that were in a continuous loss position for twelve months or more and thus, based on the existing facts and circumstances, no other-than-temporary impairment exists.

Debt and mortgage-backed securities with carrying values totaling approximately $42.7 million and $27.3 million at September 30, 2013 and 2012, respectively, were pledged to secure deposits of public entities, trust funds, retail repurchase agreements and for other purposes as required by law.

The amortized cost and fair values of held-to-maturity and available-for-sale debt and mortgage-backed securities at September 30, 2013, by contractual maturity, are shown below.

	Held to Maturity		Available for Sale	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
TERM TO MATURITY:				
One year or less	$ –	$ –	$ 25,372,454	$ 25,372,477
Over one through five years	63,961	66,211	11,890,447	11,873,712
Over five through ten years	205,275	210,220	1,574,683	1,550,201
Over ten years	4,024,860	4,260,928	120,443	120,443
Total	**$ 4,294,096**	**$ 4,537,359**	**$ 38,958,027**	**$ 38,916,833**

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments.

There were no proceeds from sales of available-for-sale securities during the years ended September 30, 2013, 2012 and 2011.

4. Loans Receivable and Allowance For Loan Losses

Loans receivable at September 30, 2013 and 2012 are summarized as follows:

	2013	2012
Single-family residential:		
Residential first mortgage	$ 212,357,311	$ 211,759,949
Residential second mortgage	43,208,366	42,091,046
Home equity lines of credit	110,905,455	143,931,567
Total single-family residential	**366,471,132**	**397,782,562**
Commercial:		
Commercial and multi-family real estate	348,002,617	323,333,936
Land acquisition and development	40,430,063	47,262,727
Real estate construction and development	20,548,621	21,906,992
Commercial and industrial	226,828,695	197,754,774
Total commercial	**635,809,996**	**590,258,429**
Consumer and installment	2,761,104	2,673,925
	1,005,042,232	990,714,916
Add (less):		
Deferred loan costs	3,188,386	3,115,384
Loans in process	(1,256,236)	(986,063)
Allowance for loan losses	(18,306,114)	(17,116,595)
Total	**$ 988,668,268**	**$ 975,727,642**
Weighted average rate at end of year	4.45%	4.92%

The Bank has made loans to officers and directors in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk at the time of origination.

Changes in loans to senior officers and directors for the years ended September 30, 2013 and 2012 are summarized as follows:

Balance, September 30, 2011	$ 12,708,975
Additions	583,232
Repayments and reclassifications	(12,214,836)
Balance, September 30, 2012	**1,077,371**
Additions	1,125,408
Repayments and reclassifications	(669,534)
Balance, September 30, 2013	**$ 1,533,245**

Home equity lines of credit to senior officers and directors totaled $566,000, of which $162,000 had been disbursed as of September 30, 2013.

At September 30, 2013, and 2012, the Bank was servicing loans for others totaling approximately $6.4 million and $10.1 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees received from investors and certain charges collected from borrowers.

Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb probable losses in the Company's loan portfolio. Loan charge-offs are charged against and recoveries are credited to the allowance. Provisions for loan losses are charged to income and credited to the allowance in an amount necessary to maintain an adequate allowance given the risks identified in the entire portfolio. The allowance is comprised of specific allowances on impaired loans (assessed for loans that have known credit weaknesses) and pooled or general allowances based on a number of factors discussed below, including historical loan loss experience for each loan type. The allowance is based upon management's estimates of probable losses inherent in the loan portfolio.

In general, impairment losses on all single-family residential real estate loans that become 180 days past due and all consumer loans that become 120 days past due are recognized through charge-offs to the allowance for loan losses. For impaired single-family residential real estate and consumer loans that do not meet these criteria, management considers many factors before charging off a loan and might establish a specific reserve in lieu of a charge-off if management determines that the circumstances affecting the collectability of the loan are subject to change. While the delinquency status of the loan is a primary factor in determining whether to establish a specific reserve or record a charge-off, other key factors are considered, including the overall financial condition of the borrower, the progress of management's collection efforts and the value of the underlying collateral. For purposes of determining the general allowance for loan losses, all residential and consumer loan charge-offs and changes in the level of specific reserves are included in the determination of historical loss rates for each pool of loans with similar risk characteristics, as described below.

For commercial loans, all or a portion of a loan is charged off when circumstances indicate that a loss is probable and there is no longer a reasonable expectation that a change in such circumstances will result in the collection of the full amount of the loan. Similar to single-family residential real estate loans, management considers many factors before charging off a loan and might establish a specific reserve in lieu of a charge-off if management determines that the circumstances affecting the collectability of the loan are subject to change. While the delinquency status of the loan is a primary factor, other key factors are considered and the Company does not charge off commercial loans based solely on a predetermined length of delinquency. The other factors considered include the overall financial condition of the borrower, the progress of management's collection efforts and the value of the underlying collateral. For purposes of determining the general allowance for loan losses, all commercial loan charge-offs and changes in the level of specific reserves are included in the determination of historical loss rates for each pool of loans with similar risk characteristics, as described below.

As the result of the Company's required change from the Office of Thrift Supervision's ("OTS") Thrift Financial Reports to the Office of the Comptroller of the Currency's ("OCC") Call Reports that became effective March 31, 2012, the Company modified its charge-off policy during the three months ended March 31, 2012 to comply with the OCC's guidelines. As permitted by the OTS, the Company had previously used specific loan loss reserves to recognize impairment charges on certain collateral-dependent loans under certain circumstances. In general under the Company's previous policy, a specific reserve could have been recorded in lieu of a charge-off on an impaired collateral-dependent loan when management believed that the borrower still had the ability to bring the loan current or could provide additional collateral. The Company did not charge off loans based solely on a predetermined length of delinquency. Also, to enhance tracking of payment performance and facilitate billing and collection efforts, specific reserves were generally established in lieu of partial charge-offs on single-family residential real estate loans. Once collection efforts failed, all or a portion of the loan was generally charged off, as appropriate. The OCC generally requires such impairment charges to be recognized through loan charge-offs. For purposes of determining the general allowance for loan losses, all charge-offs and changes in the level of specific reserves were included in the determination of historical loss rates for each pool of loans with similar risk characteristics. As the result of the modifications to the loan charge-off policy to comply with the OCC's guidance, the Company recorded $5.9 million of charge-offs during the March 2012 quarter for loans that it had established specific reserves in previous periods. Because these losses had been recognized in prior periods, the charge-off of the $5.9 million of specific reserves had no impact on the Company's provision for loan losses or stockholders' equity during the year ended September 30, 2012.

During the fourth quarter of 2012, the Company adopted newly-issued industry-wide guidance from the OCC that clarified the accounting treatment for mortgage and consumer loans where the borrower's obligation was discharged in bankruptcy and the borrower did not reaffirm the debt. The guidance clarified that such loans should be classified as non-accrual and should be charged off to reflect the underlying collateral value less costs to sell even if the borrower is current on all payments. Following previous regulatory guidance, the Company had historically restored such loans to accrual status if the borrower had made six consecutive timely payments and certain other criteria were met. This clarification resulted in charge-offs totaling $697,000 in the fourth quarter of 2012 and a $713,000 increase in non-accrual loans at September 30, 2012. While the impact of the OCC clarification accelerated charge-offs of such loans, the allowance for loan losses contained full coverage for these charge-offs resulting in no corresponding increase in the provision for loan losses in the period the guidance was adopted.

For purposes of determining the general allowance for loan losses, the Company has segmented its loan portfolio into the following pools (or segments) that have similar risk characteristics: residential loans, commercial loans and consumer loans. Loans within these segments are further divided into subsegments, or classes, based on the associated risks within these subsegments. Residential loans are divided into three classes, including single-family first mortgage loans, single-family second mortgage loans and home equity lines of credit. Commercial loans are divided into four classes, including land acquisition and development loans, real estate construction and development loans, commercial and multi-family real estate loans, and commercial and industrial loans. Consumer loans are not subsegmented because of the small balance in this segment.

The following is a summary of the significant risk characteristics for each segment of loans:

Residential mortgage loans are secured by one- to four-family residential properties with loan-to-value ratios at the time of origination generally equal to 80% or less. Such loans with loan-to-value ratios of greater than 80% at the time of origination generally require private mortgage insurance. Second mortgage loans and home equity lines of credit generally involve greater credit risk than first mortgage loans because they are secured by mortgages that are subordinate to the first mortgage on the property. If the borrower is forced into foreclosure, the Company will receive no proceeds from the sale of the property until the first mortgage loan has been completely repaid. Second mortgage loans and home equity lines of credit often have high loan-to-value ratios when combined with the first mortgage loan on the property. Loans with high combined loan-to-value ratios will be more sensitive to declining property values than loans with lower combined loan-to-value ratios, and therefore, may experience a higher incidence of default and severity of losses. Prior to 2008, the Company offered second mortgage loans that exceeded 80% combined loan-to-value ratios, which were priced with enhanced yields. The Company continues to offer second mortgage loans, but only up to 80% of the collateral values and on a limited basis to credit-worthy borrowers. However, the current underwriting guidelines are more stringent due to the current adverse economic environment. Since substantially all second mortgage loans and home equity lines of credit are originated in conjunction with the origination of first mortgage loans eligible for sale in the secondary market, and the Company typically does not service the related first mortgage loans if they are sold, the Company may be unable to track the delinquency status of the related first mortgage loans and whether such loans are at risk of foreclosure by others.

Home equity lines of credit are initially offered as "revolving" lines of credit whereby funds can be borrowed during a "draw" period. The only required payments during the draw period are scheduled monthly interest payments. In previous years, the Company offered home equity lines of credit with ten-year maturities that included a draw period for the entire ten years. The full principal amount was due at the end of the draw period as a lump-sum balloon payment and no required monthly principal payments were due prior to maturity. Beginning in 2012, the Company discontinued this product and began offering home equity lines of credit with 15-year maturities, including an initial five-year draw period requiring interest-only payments, followed by the required monthly payment of principal and interest on a fully-amortizing basis for the remaining ten-year term. The conversion of a home equity line of credit to a fully amortizing basis presents an increased level of default risk to the Company since the borrower no longer has the ability to make principal draws on the line, and the amount of the required monthly payment could substantially increase to provide for scheduled repayment of principal and interest. At September 30, 2013, all of the Company's home equity lines of credit were in the interest-only payment phase and all of its second mortgage loans were fully amortizing. The following table summarizes when home equity lines of credit at September 30, 2013 are scheduled to convert to a fully-amortizing basis:

(In thousands)	Principal Balance At September 30, 2013
Year ended September 30,	
2014	$ 17,816
2015	13,123
2016	20,232
2017	24,664
2018	32,267
Thereafter	2,803
Total	**$ 110,905**

Commercial loans represent loans to varying types of businesses, including municipalities, school districts and nonprofit organizations, to support working capital, operational needs and term financing of equipment. Repayment of such loans is generally provided through operating cash flows of the business. Commercial and multi-family real estate loans include loans secured by real estate occupied by the borrower for ongoing operations, non-owner occupied real estate leased to one or more tenants and greater-than-four family apartment buildings. Land acquisition and development loans are made to borrowers for the purpose of infrastructure improvements to vacant land to create finished marketable residential and commercial lots or land. Most land development loans are originated with the intent that the loans will be paid through the sale of developed lots or land by the developers generally within twelve months of the completion date. Real estate construction and development loans include secured loans for the construction of residential properties by real estate professionals and, to a lesser extent, individuals, and business properties that often convert to a commercial real estate loan at the completion of the construction period. Commercial and industrial loans include loans made to support working capital, operational needs and term financing of equipment and are generally secured by equipment, inventory, accounts receivable and personal guarantees of the owner. Repayment of such loans is generally provided through operating cash flows of the business, with the liquidation of collateral as a secondary repayment source.

Consumer loans include primarily loans secured by savings accounts and automobiles. Savings account loans are fully secured by restricted deposit accounts held at the Bank. Automobile loans include loans secured by new and pre-owned automobiles.

In determining the allowance and the related provision for loan losses, the Company establishes valuation allowances based upon probable losses identified during the review of impaired loans. These estimates are based upon a number of objective factors, such as payment history, financial condition of the borrower, expected future cash flows and discounted collateral exposure. For further information, see the discussion of impaired loans below. In addition, all loans that are not evaluated individually for impairment and any individually evaluated loans determined not to be impaired are segmented into groups based on similar risk characteristics as described above. Historical loss rates for each risk group, which are updated quarterly, are quantified using all recorded loan charge-offs, changes in specific allowances on loans and real estate acquired through foreclosure and any gains and losses on the final disposition of real estate acquired through or in lieu of foreclosure. These historical loss rates for each risk group are used as the starting point to determine the level of allowance. The Company's methodology includes risk factors that allow management to adjust its estimates of losses based on the most recent information available. Such risk factors are generally reviewed and updated quarterly, as appropriate, and are adjusted to reflect actual changes and anticipated changes in national and local economic conditions and developments, the volume and severity of delinquent and internally classified loans, including the impact of scheduled loan maturities, loan concentrations, assessment of trends in collateral values, assessment of changes in borrowers' financial stability, and changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

The following table summarizes the activity in the allowance for loan losses for the years ended September 30, 2013, 2012 and 2011:

	2013	2012	2011
Balance, beginning of year	$ 17,116,595	$ 25,713,622	$ 26,975,717
Provision charged to expense	12,090,000	14,450,000	14,800,000
Charge-offs:			
Residential real estate loans:			
Residential real estate first mortgage	3,364,443	8,034,624	4,519,629
Residential real estate second mortgage	1,632,770	2,696,028	2,094,004
Home equity lines of credit	2,401,726	6,028,622	3,002,230
Total residential real estate loans	**7,398,939**	**16,759,274**	**9,615,863**
Commercial loans:			
Commercial & multi-family real estate	1,012,650	4,050,492	1,545,367
Land acquisition & development	73,094	261,725	4,382,462
Real estate construction & development	259,743	298,045	49,900
Commercial & industrial	6,833,856	2,067,253	773,848
Total commercial loans	**8,179,343**	**6,677,515**	**6,751,577**
Consumer and other	107,094	215,456	100,551
Total charge-offs	**15,685,376**	**23,652,245**	**16,467,991**
Recoveries:			
Residential real estate loans:			
Residential real estate first mortgage	79,968	81,260	66,500
Residential real estate second mortgage	232,353	103,321	117,374
Home equity lines of credit	544,177	150,146	153,868
Total residential real estate loans	**856,498**	**334,727**	**337,742**
Commercial loans:			
Commercial & multi-family real estate	1,638,249	113,837	10,950
Land acquisition & development	23,160	7,716	2,415
Real estate construction & development	1,800,303	10,200	1,293
Commercial & industrial	421,464	117,405	44,883
Total commercial loans	**3,883,176**	**249,158**	**59,541**
Consumer and other	45,221	21,333	8,613
Total recoveries	**4,784,895**	**605,218**	**405,896**
Net charge-offs	**10,900,481**	**23,047,027**	**16,062,095**
Balance, end of year	**$ 18,306,114**	**$ 17,116,595**	**$ 25,713,622**

The following table summarizes, by loan portfolio segment, the changes in the allowance for loan losses for the years ended September 30, 2013 and 2012, respectively.

	September 30, 2013				
	RESIDENTIAL REAL ESTATE	COMMERCIAL	CONSUMER	UNALLOCATED	TOTAL
Activity in allowance for loan losses:					
Balance, beginning of year	$ 9,348,111	$ 7,633,303	$ 28,272	$ 106,909	$ 17,116,595
Provision charged to expense	7,168,043	4,773,790	58,548	89,619	12,090,000
Charge-offs	(7,398,939)	(8,179,343)	(107,094)	–	(15,685,376)
Recoveries	856,498	3,883,176	45,221	–	4,784,895
Balance, end of year	**$ 9,973,713**	**$ 8,110,926**	**$ 24,947**	**$ 196,528**	**$ 18,306,114**

	September 30, 2012				
	RESIDENTIAL REAL ESTATE	COMMERCIAL	CONSUMER	UNALLOCATED	TOTAL
Activity in allowance for loan losses:					
Balance, beginning of year	$ 16,842,446	$ 8,256,032	$ 444,281	$ 170,863	$ 25,713,622
Provision charged to expense	8,930,212	5,805,628	(221,886)	(63,954)	14,450,000
Charge-offs	(16,759,274)	(6,677,515)	(215,456)	–	(23,652,245)
Recoveries	334,727	249,158	21,333	–	605,218
Balance, end of year	**$ 9,348,111**	**$ 7,633,303**	**$ 28,272**	**$ 106,909**	**$ 17,116,595**

The following table summarizes the information regarding the balance in the allowance and the recorded investment in loans by impairment method as of September 30, 2013 and 2012, respectively.

	September 30, 2013				
	RESIDENTIAL REAL ESTATE	COMMERCIAL	CONSUMER	UNALLOCATED	TOTAL
Allowance balance at end of year based on:					
Loans individually evaluated for impairment	$ 1,852,701	$ 536,529	$ 16,487	$ –	$ 2,405,717
Loans collectively evaluated for impairment	8,121,012	7,574,397	8,460	196,528	15,900,397
Loans acquired with deteriorated credit quality	–	–	–	–	–
Total balance, end of year	**$ 9,973,713**	**$ 8,110,926**	**$ 24,947**	**$ 196,528**	**$ 18,306,114**
Recorded investment in loans receivable at end of year:					
Total loans receivable	$ 368,073,208	$ 636,138,165	$ 2,763,009		$ 1,006,974,382
Loans receivable individually evaluated for impairment	18,902,744	8,758,681	106,724		27,768,149
Loans receivable collectively evaluated for impairment	349,170,464	627,379,484	2,656,285		979,206,233
Loans receivable acquired with deteriorated credit quality	–	–	–		–

	September 30, 2012				
	RESIDENTIAL REAL ESTATE	COMMERCIAL	CONSUMER	UNALLOCATED	TOTAL
Allowance balance at end of year based on:					
Loans individually evaluated for impairment	$ 624,825	$ –	$ –	$ –	$ 624,825
Loans collectively evaluated for impairment	8,723,286	7,633,303	28,272	106,909	16,491,770
Loans acquired with deteriorated credit quality	–	–	–	–	–
Total balance, end of year	**$ 9,348,111**	**$ 7,633,303**	**$ 28,272**	**$ 106,909**	**$ 17,116,595**
Recorded investment in loans receivable at end of year:					
Total loans receivable	$ 398,732,907	$ 591,431,264	$ 2,680,065		$ 992,844,236
Loans receivable individually evaluated for impairment	42,642,539	22,271,208	208,620		65,122,367
Loans receivable collectively evaluated for impairment	356,090,368	569,160,056	2,471,445		927,721,869
Loans receivable acquired with deteriorated credit quality	–	–	–		–

Impaired Loans

The following is a summary of the unpaid principal balance and recorded investment of impaired loans as of September 30, 2013 and 2012. The unpaid principal balances and recorded investments have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.

The recorded investment of certain loan categories exceeds the unpaid principal balance of such categories as the result of the deferral and capitalization of certain direct loan origination costs, net of any origination fees collected, under Accounting Standards Codification ("ASC") 310-20-30.

	September 30, 2013		September 30, 2012	
	UNPAID PRINCIPAL BALANCE NET OF CHARGE-OFFS	RECORDED INVESTMENT	UNPAID PRINCIPAL BALANCE NET OF CHARGE-OFFS	RECORDED INVESTMENT
Classified as non-performing loans: (1)				
Non-accrual loans	$ 9,752,803	$ 9,812,044	$ 17,462,262	$ 17,503,014
Troubled debt restructurings current under restructured terms	11,305,093	11,371,198	22,198,364	22,284,401
Troubled debt restructurings past due under restructured terms	6,549,904	6,584,907	7,816,737	7,855,686
Total non-performing loans	**27,607,800**	**27,768,149**	**47,477,363**	**47,643,101**
Troubled debt restructurings returned to accrual status	23,418,016	23,528,528	17,402,455	17,479,266
Total impaired loans	**$ 51,025,816**	**$ 51,296,677**	**$ 64,879,818**	**$ 65,122,367**

(1) All non-performing loans at September 30, 2013 and 2012 were classified as non-accrual.

A loan is considered to be impaired when, based on current information and events, management determines that the Company will be unable to collect all amounts due according to the loan contract, including scheduled interest payments. When a loan is identified as impaired, the amount of impairment loss is measured based on either the present value of expected future cash flows, discounted at the loan's effective interest rate, or for collateral-dependent loans, observable market prices or the current fair value of the collateral. See *Impaired Loans* under *Note 19, Fair Value Measurements*. If the amount of impairment loss is measured based on the present value of expected future cash flows, the entire change in present value is recorded in the provision for loan losses. If the fair value of the collateral is used to measure impairment of a collateral-dependent loan and repayment or satisfaction of the loan is dependent on the sale of the collateral, the fair value of the collateral is adjusted to consider estimated costs to sell. However, if repayment or satisfaction of the loan is dependent only on the operation, rather than the sale of the collateral, the measurement of impairment does not incorporate estimated costs to sell the collateral. If the value of the impaired loan is determined to be less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), an impairment charge is recognized through a provision for loan losses. The following table summarizes the principal balance, net of amounts charged off, of impaired loans at September 30, 2013 and 2012 by the impairment method used.

	2013	2012
(In thousands)		
Fair value of collateral method	$ 39,691	$ 42,405
Present value of cash flows method	11,335	22,475
Total impaired loans	**$ 51,026**	**$ 64,880**

Loans considered for individual impairment analysis include loans that are past due, loans that have been placed on non-accrual status, troubled debt restructurings, loans with internally assigned credit risk ratings that indicate an elevated level of risk, and loans that management has knowledge of or concerns about the borrower's ability to pay under the contractual terms of the note. Residential loans to be evaluated for impairment are generally identified through a review of loan delinquency reports, internally-developed risk classification reports, and discussions with the Bank's loan collectors. Commercial loans evaluated for impairment are generally identified through a review of loan delinquency reports, internally-developed risk classification reports, discussions with loan officers, discussions with borrowers, periodic individual loan reviews and local media reports indicating problems with a particular project or borrower. Commercial loans are individually reviewed and assigned a credit risk rating periodically by the internal loan committee. See discussion of credit quality below.

The following tables contain a summary of the unpaid principal balances of impaired loans segregated by loans that had partial charge-offs recorded and loans with no partial charge-offs recorded, and the related recorded investments and allowance for loan losses as of September 30, 2013 and 2012. The recorded investments have been reduced by all partial charge-offs.

	September 30, 2013						
	Loans with Partial Charge-offs Recorded						
	UNPAID PRINCIPAL BALANCE	LESS AMOUNT OF PARTIAL CHARGE-OFFS	UNPAID PRINCIPAL BALANCE NET OF PARTIAL CHARGE-OFFS	UNPAID PRINCIPAL BALANCE OF LOANS WITH NO PARTIAL CHARGE-OFFS	TOTAL UNPAID PRINCIPAL BALANCE NET OF PARTIAL CHARGE-OFFS	TOTAL RECORDED INVESTMENT NET OF PARTIAL CHARGE-OFFS	RELATED ALLOWANCE FOR LOAN LOSSES
WITH NO RELATED ALLOWANCE RECORDED:							
Residential real estate first mortgage	$ 4,817,704	$ 1,892,403	$ 2,925,301	$ 22,621,982	$ 25,547,283	$ 25,712,587	$ –
Residential real estate second mortgage	961,909	473,023	488,886	2,648,996	3,137,882	3,154,434	–
Home equity lines of credit	709,439	290,032	419,407	2,715,868	3,135,275	3,135,274	–
Total residential real estate	**6,489,052**	**2,655,458**	**3,833,594**	**27,986,846**	**31,820,440**	**32,002,295**	**–**
Land acquisition and development	57,523	14,879	42,644	–	42,644	43,706	–
Real estate construction & development	301,834	259,743	42,091	–	42,091	38,439	–
Commercial & multi-family real estate	3,827,364	1,159,528	2,667,836	7,628,698	10,296,534	10,343,639	–
Commercial & industrial	2,239,375	1,434,034	805,341	1,459,460	2,264,801	2,275,433	–
Total commercial	**6,426,096**	**2,868,184**	**3,557,912**	**9,088,158**	**12,646,070**	**12,701,217**	**–**
Consumer and other	121,830	93,842	27,988	111,912	139,900	140,480	–
Total	**13,036,978**	**5,617,484**	**7,419,494**	**37,186,916**	**44,606,410**	**44,843,992**	**–**
WITH AN ALLOWANCE RECORDED:							
Residential real estate first mortgage	286,226	68,947	217,279	3,574,340	3,791,619	3,823,190	1,068,205
Residential real estate second mortgage	–	–	–	386,847	386,847	388,532	255,196
Home equity lines of credit	278,663	34,664	243,999	465,885	709,884	709,884	529,300
Total residential real estate	**564,889**	**103,611**	**461,278**	**4,427,072**	**4,888,350**	**4,921,606**	**1,852,701**
Land acquisition and development	–	–	–	–	–	–	–
Real estate construction & development	–	–	–	–	–	–	–
Commercial & multi-family real estate	1,251,458	141,660	1,109,798	36,915	1,146,713	1,146,988	351,047
Commercial & industrial	–	–	–	367,856	367,856	367,605	185,482
Total commercial	**1,251,458**	**141,660**	**1,109,798**	**404,771**	**1,514,569**	**1,514,593**	**536,529**
Consumer and other	–	–	–	16,487	16,487	16,486	16,487
Total	**1,816,347**	**245,271**	**1,571,076**	**4,848,330**	**6,419,406**	**6,452,685**	**2,405,717**
TOTAL:							
Residential real estate first mortgage	5,103,930	1,961,350	3,142,580	26,196,322	29,338,902	29,535,777	1,068,205
Residential real estate second mortgage	961,909	473,023	488,886	3,035,843	3,524,729	3,542,966	255,196
Home equity lines of credit	988,102	324,696	663,406	3,181,753	3,845,159	3,845,158	529,300
Total residential real estate	**7,053,941**	**2,759,069**	**4,294,872**	**32,413,918**	**36,708,790**	**36,923,901**	**1,852,701**
Land acquisition and development	57,523	14,879	42,644	–	42,644	43,706	–
Real estate construction & development	301,834	259,743	42,091	–	42,091	38,439	–
Commercial & multi-family real estate	5,078,822	1,301,188	3,777,634	7,665,613	11,443,247	11,490,627	351,047
Commercial & industrial	2,239,375	1,434,034	805,341	1,827,316	2,632,657	2,643,038	185,482
Total commercial	**7,677,554**	**3,009,844**	**4,667,710**	**9,492,929**	**14,160,639**	**14,215,810**	**536,529**
Consumer and other	121,830	93,842	27,988	128,399	156,387	156,966	16,487
Total	**$ 14,853,325**	**$ 5,862,755**	**$ 8,990,570**	**$42,035,246**	**$ 51,025,816**	**$51,296,677**	**$ 2,405,717**

	September 30, 2012						
	Loans with Partial Charge-offs Recorded						
	UNPAID PRINCIPAL BALANCE	LESS AMOUNT OF PARTIAL CHARGE-OFFS	UNPAID PRINCIPAL BALANCE NET OF PARTIAL CHARGE-OFFS	UNPAID PRINCIPAL BALANCE OF LOANS WITH NO PARTIAL CHARGE-OFFS	TOTAL UNPAID PRINCIPAL BALANCE NET OF PARTIAL CHARGE-OFFS	TOTAL RECORDED INVESTMENT NET OF PARTIAL CHARGE-OFFS	RELATED ALLOWANCE FOR LOAN LOSSES
WITH NO RELATED ALLOWANCE RECORDED:							
Residential real estate first mortgage	$ 6,500,049	$ 2,503,149	$ 3,996,900	$ 26,552,991	$ 30,549,891	$ 30,706,940	$ –
Residential real estate second mortgage	631,528	343,820	287,708	3,538,534	3,826,242	3,840,089	–
Home equity lines of credit	1,127,439	512,177	615,262	2,820,956	3,436,218	3,436,217	–
Total residential real estate	**8,259,016**	**3,359,146**	**4,899,870**	**32,912,481**	**37,812,351**	**37,983,246**	**–**
Land acquisition and development	53,858	14,849	39,009	–	39,009	39,009	–
Real estate construction & development	114,445	49,645	64,800	327,016	391,816	388,767	–
Commercial & multi-family real estate	9,361,052	3,005,180	6,355,872	9,735,952	16,091,824	16,133,126	–
Commercial & industrial	5,177,432	908,887	4,268,545	1,437,551	5,706,096	5,710,306	–
Total commercial	**14,706,787**	**3,978,561**	**10,728,226**	**11,500,519**	**22,228,745**	**22,271,208**	**–**
Consumer and other	160,850	113,896	46,954	158,502	205,456	208,620	–
Total	**23,126,653**	**7,451,603**	**15,675,050**	**44,571,502**	**60,246,552**	**60,463,074**	**–**
WITH AN ALLOWANCE RECORDED:							
Residential real estate first mortgage	748,388	226,226	522,162	3,385,622	3,907,784	3,932,673	346,365
Residential real estate second mortgage	–	–	–	392,846	392,846	393,983	191,612
Home equity lines of credit	–	–	–	332,636	332,636	332,637	86,848
Total residential real estate	**748,388**	**226,226**	**522,162**	**4,111,104**	**4,633,266**	**4,659,293**	**624,825**
Land acquisition and development	–	–	–	–	–	–	–
Real estate construction & development	–	–	–	–	–	–	–
Commercial & multi-family real estate	–	–	–	–	–	–	–
Commercial & industrial	–	–	–	–	–	–	–
Total commercial	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Consumer and other	–	–	–	–	–	–	–
Total	**748,388**	**226,226**	**522,162**	**4,111,104**	**4,633,266**	**4,659,293**	**624,825**
TOTAL:							
Residential real estate first mortgage	7,248,437	2,729,375	4,519,062	29,938,613	34,457,675	34,639,613	346,365
Residential real estate second mortgage	631,528	343,820	287,708	3,931,380	4,219,088	4,234,072	191,612
Home equity lines of credit	1,127,439	512,177	615,262	3,153,592	3,768,854	3,768,854	86,848
Total residential real estate	**9,007,404**	**3,585,372**	**5,422,032**	**37,023,585**	**42,445,617**	**42,642,539**	**624,825**
Land acquisition and development	53,858	14,849	39,009	–	39,009	39,009	–
Real estate construction & development	114,445	49,645	64,800	327,016	391,816	388,767	–
Commercial & multi-family real estate	9,361,052	3,005,180	6,355,872	9,735,952	16,091,824	16,133,126	–
Commercial & industrial	5,177,432	908,887	4,268,545	1,437,551	5,706,096	5,710,306	–
Total commercial	**14,706,787**	**3,978,561**	**10,728,226**	**1,500,519**	**22,228,745**	**22,271,208**	**–**
Consumer and other	160,850	113,896	46,954	158,502	205,456	208,620	–
Total	**$ 23,875,041**	**$ 7,677,829**	**$ 16,197,212**	**$48,682,606**	**$ 64,879,818**	**$ 65,122,367**	**$ 624,825**

During the years ended September 30, 2013 and 2012, charge-offs of non-performing and impaired loans totaled $15.7 million and $23.7 million, respectively, including partial charge-offs of $3.7 million and $10.7 million, respectively. At September 30, 2013 and 2012, the remaining principal balance of non-performing and impaired loans for which the Company previously recorded partial charge-offs totaled $9.0 million and $16.2 million, respectively.

The following tables contain a summary of the average recorded investments in impaired loans and the interest income recognized on such loans for the years ended September 30, 2013 and 2012, respectively. The recorded investments have been reduced by all partial charge-offs.

	Year Ended			
	September 30, 2013		September 30, 2012	
	AVERAGE RECORDED INVESTMENT	INTEREST INCOME RECOGNIZED	AVERAGE RECORDED INVESTMENT	INTEREST INCOME RECOGNIZED
With no related allowance recorded:				
Residential real estate first mortgage	$ 28,661,473	$ 1,005,357	$ 29,553,434	$ 1,026,328
Residential real estate second mortgage	3,373,188	131,655	3,426,107	148,162
Home equity lines of credit	3,697,746	38,282	3,492,655	71,781
Land acquisition and development	55,181	–	29,816	–
Real estate construction & development	118,666	–	936,763	4,986
Commercial & multi-family real estate	12,768,153	179,395	12,599,341	883,784
Commercial & industrial	4,606,779	44,508	4,242,100	261,714
Consumer and other	149,888	297	196,759	2,787
Total		**1,399,494**		**2,399,542**
With an allowance recorded:				
Residential real estate first mortgage	3,386,052	–	8,404,107	78,724
Residential real estate second mortgage	402,864	–	827,732	5,334
Home equity lines of credit	439,541	–	887,651	11,614
Land acquisition and development	–	–	222,104	–
Real estate construction & development	–	–	107,306	–
Commercial & multi-family real estate	745,145	–	1,054,726	–
Commercial & industrial	227,982	–	286,417	–
Consumer and other	4,042	–	87,439	–
Total		**–**		**95,672**
Total:				
Residential real estate first mortgage	32,047,525	1,005,357	37,957,541	1,105,052
Residential real estate second mortgage	3,776,052	131,655	4,253,839	153,496
Home equity lines of credit	4,137,287	38,282	4,380,306	83,395
Land acquisition and development	55,181	–	251,920	–
Real estate construction & development	118,666	–	1,044,069	4,986
Commercial & multi-family real estate	13,513,298	179,395	13,654,067	883,784
Commercial & industrial	4,834,761	44,508	4,528,517	261,714
Consumer and other	153,930	297	284,198	2,787
Total		**$ 1,399,494**		**$ 2,495,214**

Delinquent and Non-Accrual Loans

The delinquency status of loans is determined based on the contractual terms of the notes. Borrowers are generally classified as delinquent once payments become 30 days or more past due. The Company's policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, the ultimate collectibility of interest or principal is no longer probable. In general, loans are placed on non-accrual when they become 90 days or more past due. However, management considers many factors before placing a loan on non-accrual, including the delinquency status of the loan, the overall financial condition of the borrower, the progress of management's collection efforts and the value of the underlying collateral. Previously accrued but unpaid interest is charged to current income at the time a loan is placed on non-accrual status. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management's assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial condition of the borrower indicates that the timely collectibility of interest and principal is probable and the borrower demonstrates the ability to pay under the terms of the note through a sustained period of repayment performance, which is generally six months. Prior to returning a loan to accrual status, the loan is individually reviewed and evaluated. Many factors are considered prior to returning a loan to accrual status, including a positive change in the borrower's financial condition or the Company's collateral position that, together with the sustained period of repayment performance, result in the likelihood of a loss that is no longer probable.

The following is a summary of the recorded investment in loans receivable by class that were 30 days or more past due with respect to contractual principal or interest payments at September 30, 2013 and 2012. The summary does not include commercial loans that had passed their contractual maturity dates and were in the process of renewal because the borrowers were not past due 30 days or more with respect to their scheduled periodic principal or interest payments.

	September 30, 2013							
	30 TO 59 DAYS PAST DUE	60 TO 89 DAYS PAST DUE	90 DAYS OR MORE PAST DUE	TOTAL PAST DUE	CURRENT	TOTAL LOANS RECEIVABLE	90 DAYS OR MORE AND STILL ACCRUING	NONACCRUAL
Residential real estate:								
Residential real estate first mortgage	$ 2,661,510	$ 1,033,315	$ 4,618,113	$ 8,312,938	$ 204,993,105	$ 213,306,043	$ –	$14,593,039
Residential real estate second mortgage	172,686	44,601	366,645	583,932	42,743,577	43,327,509	–	1,510,637
Home equity lines of credit	1,301,620	706,112	1,210,541	3,218,273	108,221,383	111,439,656	–	2,799,067
Total residential real estate	**4,135,816**	**1,784,028**	**6,195,299**	**12,115,143**	**355,958,065**	**368,073,208**	**–**	**18,902,743**
Commercial:								
Land acquisition and development	–	–	4,278,495	4,278,495	36,234,753	40,513,248	4,278,495	43,706
Real estate construction & development	18,957	–	–	18,957	20,506,816	20,525,773	–	38,439
Commercial & multi-family real estate	–	278,163	3,108,453	3,386,616	344,732,193	348,118,809	–	6,039,604
Commercial & industrial	24,175	3,509	450,925	478,609	226,501,726	226,980,335	–	2,636,932
Total commercial	**43,132**	**281,672**	**7,837,873**	**8,162,677**	**627,975,488**	**636,138,165**	**4,278,495**	**8,758,681**
Consumer and other	555	3,163	16,987	20,705	2,742,304	2,763,009	–	106,725
Total	**$ 4,179,503**	**$2,068,863**	**$ 14,050,159**	**$20,298,525**	**$ 986,675,857**	**$ 1,006,974,382**	**$4,278,495**	**$27,768,149**

	September 30, 2012							
	30 TO 59 DAYS PAST DUE	60 TO 89 DAYS PAST DUE	90 DAYS OR MORE PAST DUE	TOTAL PAST DUE	CURRENT	TOTAL LOANS RECEIVABLE	90 DAYS OR MORE AND STILL ACCRUING	NONACCRUAL
Residential real estate:								
Residential real estate first mortgage	$ 2,567,694	$ 3,229,337	$ 5,792,387	$ 11,589,418	$ 200,183,277	$ 211,772,695	$ –	$21,635,255
Residential real estate second mortgage	264,540	273,642	433,195	971,377	41,277,730	42,249,107	–	2,257,475
Home equity lines of credit	1,940,740	902,941	1,182,495	4,026,176	140,684,929	144,711,105	–	3,420,409
Total residential real estate	**4,772,974**	**4,405,920**	**7,408,077**	**16,586,971**	**382,145,936**	**398,732,907**	**–**	**27,313,139**
Commercial:								
Land acquisition and development	110,308	–	39,009	149,317	47,186,229	47,335,546	–	39,009
Real estate construction & development	–	–	357,643	357,643	21,535,974	21,893,617	–	388,767
Commercial & multi-family real estate	290,776	69,756	8,230,195	8,590,727	315,502,338	324,093,065	–	14,155,739
Commercial & industrial	23,421	–	266,042	289,463	197,819,573	198,109,036	–	5,601,512
Total commercial	**424,505**	**69,756**	**8,892,889**	**9,387,150**	**582,044,114**	**591,431,264**	**–**	**20,185,027**
Consumer and other	5,467	4,152	149,861	159,480	2,520,585	2,680,065	–	144,935
Total	**$5,202,946**	**$4,479,828**	**$ 16,450,827**	**$ 26,133,601**	**$ 966,710,635**	**$ 992,844,236**	**$ –**	**$47,643,101**

Credit Quality

The credit quality of the Company's residential and consumer loans is primarily monitored on the basis of aging and delinquency, as summarized in the table above. The credit quality of the Company's commercial loans is primarily monitored using an internal rating system reflecting management's risk assessment based on an analysis of several factors including the borrower's financial condition, the financial condition of the underlying business, cash flows of the underlying collateral and the delinquency status of the loan. The internal system assigns one of the following five risk gradings. The "pass" category consists of a range of loan sub-grades that reflect various levels of acceptable risk. Movement of risk through the various sub-grade levels in the "pass" category is monitored for early identification of credit deterioration. The "special mention" rating is considered a "watch" rating rather than an "adverse" rating and is assigned to loans where the borrower exhibits negative financial trends due to borrower-specific or systemic conditions that, if left uncorrected, threaten the borrower's capacity to meet its debt obligations. The borrower is believed to have sufficient financial flexibility to react to and resolve its negative financial situation. This is a transitional grade that is closely monitored for improvement or deterioration. The "substandard" rating is assigned to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists. The "doubtful" rating is assigned to loans that have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, questionable resulting in a high probability of loss. An asset classified as "loss" is considered uncollectible and of such little value that charge-off is generally warranted. In limited circumstances, the Company might establish a specific allowance on assets classified as loss if a charge-off is not yet warranted because circumstances are changing and the exact amount of the loss cannot be determined.

The following is a summary of the recorded investment of loan risk ratings by class at September 30, 2013 and 2012.

	September 30, 2013				
	PASS	SPECIAL MENTION	SUBSTANDARD	DOUBTFUL	LOSS
Residential real estate:					
Residential real estate first mortgage	$ 197,061,832	$ 269,891	$ 10,833,561	$ 5,140,759	$ –
Residential real estate second mortgage	41,767,041	49,831	1,101,032	409,605	–
Home equity lines of credit	108,494,113	–	1,371,395	1,574,148	–
Total residential real estate	**347,322,986**	**319,722**	**13,305,988**	**7,124,512**	**–**
Commercial:					
Land acquisition and development	27,675,231	6,954,392	5,883,625	–	–
Real estate construction & development	20,487,334	–	38,439	–	–
Commercial & multi-family real estate	324,959,886	6,939,560	16,159,063	60,300	–
Commercial & industrial	218,776,888	4,936,156	3,267,291	–	–
Total commercial	**591,899,339**	**18,830,108**	**25,348,418**	**60,300**	**–**
Consumer and other	2,656,284	–	–	106,725	–
Total	**941,878,609**	**19,149,830**	**38,654,406**	**7,291,537**	**–**
Less related specific allowance	–	–	(1,058,007)	(1,347,710)	–
Total net of allowance	**$ 941,878,609**	**$ 19,149,830**	**$ 37,596,399**	**$ 5,943,827**	**$ –**

	September 30, 2012				
	PASS	SPECIAL MENTION	SUBSTANDARD	DOUBTFUL	LOSS
Residential real estate:					
Residential real estate first mortgage	$ 185,061,008	$ 462,421	$ 23,039,578	$ 3,209,688	$ –
Residential real estate second mortgage	39,698,676	181,825	1,779,092	589,514	–
Home equity lines of credit	139,910,992	146,631	3,511,016	1,142,466	–
Total residential real estate	**364,670,676**	**790,877**	**28,329,686**	**4,941,668**	**–**
Commercial:					
Land acquisition and development	34,632,857	4,549,053	8,153,636	–	–
Real estate construction & development	21,504,850	–	34,173	354,594	–
Commercial & multi-family real estate	297,366,661	1,189,914	22,729,017	2,807,473	–
Commercial & industrial	184,570,394	575,990	12,962,652	–	–
Total commercial	**538,074,762**	**6,314,957**	**43,879,478**	**3,162,067**	**–**
Consumer and other	2,535,130	–	–	144,935	–
Total	**905,280,568**	**7,105,834**	**72,209,164**	**8,248,670**	**–**
Less related specific allowance	–	–	(624,825)	–	–
Total net of allowance	**$ 905,280,568**	**$ 7,105,834**	**$ 71,584,339**	**$ 8,248,670**	**$ –**

Troubled Debt Restructurings

The following is a summary of the unpaid principal balance and recorded investment of troubled debt restructurings as of September 30, 2013 and 2012. The recorded investments and unpaid principal balances have been reduced by all partial charge-offs of the related loans to the allowance for loan losses. The recorded investment of certain loan categories exceeds the unpaid principal balance of such categories as the result of the deferral and capitalization of certain direct loan origination costs, net of any origination fees co lected, under ASC 310-20-30.

	September 30, 2013		September 30, 2012	
	UNPAID PRINCIPAL BALANCE NET OF CHARGE-OFFS	RECORDED INVESTMENT	UNPAID PRINCIPAL BALANCE NET OF CHARGE-OFFS	RECORDED INVESTMENT
Classified as non-performing loans [1]:				
Current under restructured terms	$ 11,305,093	$ 11,371,198	$ 22,198,364	$ 22,284,401
Past due under restructured terms	6,549,904	6,584,907	7,816,737	7,855,686
Total non-performing	**17,854,997**	**17,956,105**	**30,015,101**	**30,140,087**
Returned to accrual status	23,418,016	23,528,528	17,402,455	17,479,266
Total troubled debt restructurings	**$ 41,273,013**	**$ 41,484,633**	**$ 47,417,556**	**$ 47,619,353**

(1) All non-performing loans at September 30, 2013 and 2012 were classified as non-accrual.

A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. Such concessions related to residential mortgage and consumer loans usually include a modification of loan terms, such as a reduction of the rate to below-market terms, adding past-due interest to the loan balance, extending the maturity date, or a discharge in bankruptcy and the borrower has not reaffirmed the debt. Such concessions related to commercial loans usually include a modification of loan terms, such as a reduction of the rate to below-market terms, adding past-due interest to the loan balance or extending the maturity date, and, to a much lesser extent, a partial forgiveness of debt. In addition, because of their short term nature, a commercial loan could be classified as a troubled debt restructuring if the loan matures, the borrower is considered troubled and the scheduled renewal rate on the loan is determined to be less than a risk-adjusted market interest rate on a similar credit. A loan classified as a troubled debt restructuring will generally retain such classification until the loan is paid in full. However, a restructured loan that is in compliance with its modified terms and yields a market rate of interest at the time of restructuring is removed from the troubled debt restructuring classification once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally one year. Interest income on restructured loans is accrued at the reduced rate and the loan is returned to performing status once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally six months. Loans classified as troubled debt restructurings are evaluated individually for impairment. See *Impaired Loans*. In addition, all charge-offs and changes in the specific allowances related to loans classified as troubled debt restructurings are included in the historical loss rates used to determine the allowance and related provision for loan losses, as discussed above.

Loans that were restructured within the years ended September 30, 2013, 2012 and 2011 and loans that were restructured during the preceding twelve months and defaulted during the years ended September 30, 2013, 2012 and 2011 are presented within the table below. The Company considers a loan to have defaulted when it becomes 90 or more days delinquent under the modified terms, has been transferred to non-accrual status, has been charged off or has been acquired through or in lieu of foreclosure.

	TOTAL RESTRUCTURED DURING YEAR ENDED SEPTEMBER 30,			RESTRUCTURED DURING PRECEDING TWELVE MONTHS AND DEFAULTED DURING YEAR ENDED SEPTEMBER 30,		
	2013	**2012**	**2011**	**2013**	**2012**	**2011**
Residential mortgage loans	$ 3,950,779	$ 7,667,713	$ 11,916,113	$ 3,611,561	$ 17,826,288	$ 12,931,213
Commercial loans	5,086,481	7,689,631	7,806,257	89,296	1,607,578	650,959
Consumer loans	1,341	41,954	–	–	312,165	–
Total	**$ 9,038,601**	**$ 15,399,298**	**$ 19,722,370**	**$ 3,700,857**	**$ 19,746,031**	**$ 13,582,172**

The amount of additional undisbursed funds that were committed to borrowers who were included in troubled debt restructured status at September 30, 2013 and 2012 was $175,000 and $5,000, respectively.

The financial impact of troubled debt restructurings can include loss of interest due to reductions in interest rates and partial or total forgiveness of accrued interest, and increases in the provision for losses. The gross amount of interest that would have been recognized under the original terms of renegotiated loans was $3.0 million and $3.4 million for the years ended September 30, 2013 and 2012, respectively. The actual amount of interest income recognized under the restructured terms totaled $1.1 million and $2.1 million for the years ended September 30, 2013 and 2012. Provisions for losses related to restructured loans totaled $2.5 million and $3.6 million for the years ended September 30, 2013 and 2012, respectively. Specific loan loss allowance related to troubled debt restructurings were $1.3 million and $625,000 at September 30, 2013 and 2012, respectively.

5. Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans at September 30, 2013 and 2012 is summarized as follows:

	2013	2012
Residential real estate	$ 5,162,875	$ 2,798,934
Commercial real estate	3,069,637	15,860,009
	8,232,512	18,658,943
Less allowance for losses	(1,837,800)	(4,706,775)
Total	**$ 6,394,712**	**$ 13,952,168**

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2013, 2012 and 2011 is summarized as follows:

	2013	2012	2011
Balance, beginning of year	$ 4,706,775	$ 2,515,800	$ 1,651,100
Provision charged to non-interest expense	1,770,126	3,175,919	2,118,500
Charge-offs	(4,639,101)	(984,944)	(1,253,800)
Balance, end of year	**$ 1,837,800**	**$ 4,706,775**	**$ 2,515,800**

6. Premises and Equipment

Premises and equipment at September 30, 2013 and 2012 are summarized as follows:

	2013	2012
Land	$ 5,578,914	$ 5,578,914
Office buildings and improvements	16,194,896	16,120,660
Furniture and equipment	13,177,233	12,742,901
	34,951,043	34,442,475
Less accumulated depreciation	(17,091,930)	(16,026,498)
Total	**$ 17,859,113**	**$ 18,415,977**

Depreciation expense on premises and equipment totaled $2.0 million for each of the years ended September 30, 2013, 2012 and 2011.

Certain facilities of the Company are leased under various operating leases. Rent expense for the fiscal years ended September 30, 2013, 2012 and 2011 totaled $1.4 million, $1.0 million, and $849,000, respectively. At September 30, 2013, future minimum rental commitments under non-cancelable leases are as follows:

Due in years ending September 30,	
2014	$ 1,342,719
2015	1,390,844
2016	1,099,365
2017	963,265
2018	625,569
Thereafter	1,049,717
Total	**$ 6,471,479**

7. Deposits

Deposits at September 30, 2013 and 2012 are summarized as follows:

	September 30, 2013		September 30, 2012	
	AMOUNT	WEIGHTED AVERAGE INTEREST RATE	AMOUNT	WEIGHTED AVERAGE INTEREST RATE
Demand deposits:				
Non-interest-bearing checking	$ 168,031,839	–%	$ 173,374,357	–%
Interest-bearing checking	237,362,430	0.10%	276,541,695	0.14%
Savings accounts	39,845,424	0.13%	37,257,869	0.14%
Money market	206,926,830	0.26%	149,193,821	0.26%
Total demand deposits	**652,166,523**	**0.13%**	**636,367,742**	**0.13%**
Certificates of deposit:				
Traditional	313,216,661	0.84%	365,847,877	1.17%
CDARS	45,428,415	0.28%	79,482,699	0.34%
Total certificates of deposit	**358,645,076**	**0.77%**	**445,330,576**	**1.02%**
Total deposits	**$ 1,010,811,599**	**0.35%**	**$ 1,081,698,318**	**0.50%**

The aggregate amounts of certificates of deposit with a minimum principal amount of $100,000 were $184.7 million and $246.5 million at September 30, 2013 and 2012, respectively. CDARS certificates of deposit represent deposits offered directly by the Bank primarily to its in-market customers through the Promontory Interfinancial Network Certificate of Deposit Account Registry Service ("CDARS"). The CDARS program enables the Company's customers to receive FDIC insurance on their account balances up to $50 million. There were no certificates of deposits obtained through national brokers at September 30, 2013 or 2012.

At September 30, 2013, the scheduled maturities of certificates of deposit were as follows:

Maturing within:	
Three months ending:	
December 31, 2013	$ 78,663,900
March 31, 2014	74,277,255
June 30, 2014	59,659,114
September 30, 2014	40,360,758
Year ending September 30:	
2015	84,319,971
2016	16,327,061
2017	2,805,819
2018	2,231,198
Total	**$ 358,645,076**

A summary of interest expense on deposits for the years ended September 30, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Interest-bearing checking	$ 476,217	$ 1,179,971	$ 2,563,968
Savings	69,725	81,415	58,269
Money market	516,768	821,901	1,295,459
Certificates of deposit	3,902,473	5,109,586	7,409,683
Total	**$ 4,965,183**	**$ 7,192,873**	**$ 11,327,379**

8. Borrowed Money

Borrowed money at September 30, 2013 and 2012 is summarized as follows:

	2013		2012	
	AMOUNT	WEIGHTED AVERAGE INTEREST RATE	AMOUNT	WEIGHTED AVERAGE INTEREST RATE
Retail repurchase agreements	$ 35,482,909	0.10%	$ 20,981,455	0.10%
FHLB advances maturing within the year ending September 30:				
2012	–	–	60,000,000	0.25%
2013	49,000,000	0.24%	–	–
2015	25,000,000	2.70%	25,000,000	2.70%
Thereafter	4,000,000	5.48%	4,000,000	5.48%
Total FHLB advances	**78,000,000**	**1.30%**	**89,000,000**	**1.18%**
Total borrowed money	**$ 113,482,909**	**0.93%**	**$ 109,981,455**	**0.97%**

The Bank offers a sweep account program for which certain customer demand deposits in excess of a certain amount are "swept" on a daily basis into retail repurchase agreements pursuant to individual repurchase agreements. Retail repurchase agreements represent overnight borrowings that are secured by certain of the Bank's investment securities. Unlike regular savings deposits, retail repurchase agreements are not insured by the Federal Deposit Insurance Corporation. At September 30, 2013 and 2012, the Bank had $40.2 million and $25.3 million, respectively, in U.S. Treasury, debt and mortgage-backed securities pledged to secure retail repurchase agreements.

The average balances of borrowed money were $72.0 million and $51.9 million, respectively and the maximum month-end balances were $145.9 million and $110.0 million, respectively, for the years ended September 30, 2013 and 2012, respectively. The average rates paid during the years ended September 30, 2013 and 2012 were 1.35% and 1.82%, respectively.

The Bank has the ability to borrow funds from the Federal Home Loan Bank equal to 35% of the Bank's total assets under a blanket agreement that assigns all investments in Federal Home Loan Bank stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. In addition to the $78.0 million in advances outstanding at September 30, 2013, the Bank had approximately $117.8 million in additional borrowing capacity available to it under this arrangement. The assets underlying the Federal Home Loan Bank borrowings are under the Bank's physical control.

The Bank has the ability to borrow funds from the Federal Reserve under an agreement that assigns certain qualifying loans as collateral to secure the amounts borrowed. At September 30, 2013, $176.9 million of commercial loans were assigned under this arrangement. The assets underlying these borrowings are under the Bank's physical control. As of September 30, 2013, the Bank had no borrowings outstanding from the Federal Reserve and had approximately $219.1 million in additional borrowing capacity available to it under this arrangement.

9. Subordinated Debentures

On March 30, 2004, Pulaski Financial Statutory Trust I ("Trust I"), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company's $279,000 capital contribution for Trust I's common securities, were used to acquire $9.3 million aggregate principal amount of the Company's floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust I. The interest rate on the debentures and the capital securities at September 30, 2013 was 2.95% and is adjustable quarterly at 2.70% over the three-month LIBOR.

The stated maturity of the Trust I debenture is June 17, 2034. In addition, the Trust I debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part, on any interest payment date.

On December 15, 2004, Pulaski Financial Statutory Trust II ("Trust II"), a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company's $310,000 capital contribution for Trust II's common securities, were used to acquire $10.3 million of the Company's floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust II. The interest rate on the debentures and the capital securities at September 30, 2013 was 2.11% and is adjustable quarterly at 1.86% over the three-month LIBOR.

The stated maturity of the debentures held by Trust II is December 15, 2034. In addition, the Trust II debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part, on any interest payment date.

10. Liability for Loans Sold

The Company records an estimated liability for probable amounts due to the Company's loan investors under contractual obligations related to residential mortgage loans originated for sale that were previously sold and became delinquent or defaulted, or were determined to contain certain documentation or other underwriting deficiencies. Under standard representations and warranties and early payment default clauses in the Company's mortgage sale agreements, the Company could be required to repurchase mortgage loans sold to investors or reimburse the investors for losses incurred on loans (collectively "repurchase") in the event of borrower default within a defined period after origination (generally 90 days), or in the event of breaches of contractual representations or warranties made at the time of sale that are not remedied within a defined period after the Company receives notice of such breaches (generally 90 days). In addition, the Company may be required to refund the profit received from the sale of a loan to an investor if the borrower pays off the loan within a defined period after origination, which is generally 120 days.

The Company establishes a mortgage repurchase liability related to these events that reflect management's estimate of losses on loans for which the Company could have a repurchase obligation based on a combination of factors. Such factors incorporate the volume of loans sold in current and previous periods, borrower default expectations, historical investor repurchase demand and appeals success rates (where the investor rescinds the demand based on a cure of the defect or acknowledges that the loan satisfies the investor's applicable representations and warranties), and estimated loss severity. Payments made to investors as reimbursement for losses incurred are charged against the mortgage repurchase liability. Loans repurchased from investors are initially recorded at fair value, which becomes the Company's new accounting basis. Any difference between the loan's fair value and the outstanding principal amount is charged or credited to the mortgage repurchase liability, as appropriate. Subsequent to repurchase, such loans are carried in loans receivable. Loans repurchased with deteriorated credit quality at the date of repurchase are accounted for under ASC Topic 310-30.

The principal balance of loans sold that remain subject to recourse provisions related to early payment default clauses totaled approximately $412 million and $343 million at September 30, 2013 and 2012, respectively. Because the Company does not service the loans that it sells to its investors, the Company is generally unable to track the outstanding balances or delinquency status of a large portion of such loans that may be subject to repurchase under the representations and warranties clauses in the Company's mortgage sale agreements. The following is a summary of the principal balance of mortgage loan repurchase demands on loans previously sold that were received and resolved during the years ended September 30, 2013 and 2012:

	2013	2012
Received during period	$ 8,720,000	$ 16,639,000
Resolved during period	8,148,000	20,228,000
Unresolved at end of period	5,638,000	5,066,000

The following is a summary of the changes in the liability for loans sold during the years ended September 30, 2013 and 2012:

	2013	2012
Balance at beginning of period	$ 977,134	$ 1,257,146
Provisions charged to expense	951,065	2,005,865
Amounts paid to resolve demands	(575,104)	(2,285,877)
Balance at end of period	**$ 1,353,095**	**$ 977,134**

The following summarizes the manner in which the Company resolved mortgage loan repurchase demands received from its investors during the years ended September 30, 2013 and 2012:

	2013		2012	
	PRINCIPAL BALANCE OF LOANS INVOLVED IN EXISTING CLAIMS THAT WERE RESOLVED	PAYMENTS CHARGED TO LIABILITY FOR LOANS SOLD	PRINCIPAL BALANCE OF LOANS INVOLVED IN EXISTING CLAIMS THAT WERE RESOLVED	PAYMENTS CHARGED TO LIABILITY FOR LOANS SOLD
Resolved by providing additional documentation with no further action required	$ 6,517,000	$ –	$ 9,375,000	$ –
Resolved by make whole and early payment default payments to reimburse investors for losses incurred	195,000	51,078	776,000	147,777
Resolved by repurchasing loans previously sold to investors	1,436,000	328,844	889,000	116,324
Payments due upon early payoff of loans previously sold	–	195,182	–	71,776
Resolved under global settlement agreements	–	–	9,188,000	1,950,000
Total	**$ 8,148,000**	**$ 575,104**	**$ 20,228,000**	**$ 2,285,877**

During the year ended September 30, 2012, the Company paid $1.95 million to two of its largest mortgage loan investors to settle all past, present and potential future make-whole and repurchase claims against the Bank. The Bank was no longer selling loans to these investors and determined that such settlements would be advantageous to the Company. These settlements resolved all past, present and potential future claims on approximately one-third of total loans sold in past periods. The payments were charged to the liability for loans sold.

The liability for loans sold of $1.4 million at September 30, 2013 represents the Company's best estimate of the probable loss that the Company will incur for various early default provisions and contractual representations and warranties associated with the sales of mortgage loans. Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment. In addition, the Company does not service the loans that it sells to investors and is generally unable to track the remaining unpaid balances after sale. As a result, there may be a range of possible losses in excess of the estimated liability that cannot be estimated. Management maintains regular contact with the Company's investors to monitor and address their repurchase demand practices and concerns.

11. Income Taxes

Income tax expense for the years ended September 30, 2013, 2012 and 2011 is summarized as follows:

	2013	2012	2011
Current expense:			
Federal	$ 3,075,524	$ 2,614,954	$ 2,387,642
State	624,000	527,100	377,500
Deferred expense	1,097,072	1,121,173	384,665
Total	**$ 4,796,596**	**$ 4,263,227**	**$ 3,149,807**

Income tax expense differs from that computed at the federal statutory rate of 35% for the years ended September 30, 2013 and 2012 and 34% for the year ended September 30, 2011 as follows:

	2013		2012		2011	
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Tax at statutory federal income tax rate	$ 5,111,979	35.0%	$ 4,932,520	35.0%	$ 3,812,959	34.0%
Non-taxable income from bank-owned life insurance	(316,112)	(2.2%)	(350,563)	(2.5%)	(364,357)	(3.3%)
Non-taxable interest and dividends	(454,939)	(3.1%)	(517,512)	(3.7%)	(487,417)	(4.3%)
State taxes, net of federal benefit	405,600	2.8%	342,615	2.4%	249,150	2.2%
Other, net	50,068	0.3%	(143,833)	(0.9%)	(60,528)	(0.5%)
Total	**$ 4,796,596**	**32.8%**	**$ 4,263,227**	**30.3%**	**$ 3,149,807**	**28.1%**

The components of deferred tax assets and liabilities are as follows:

	2013	2012
Deferred tax assets:		
Allowance for loan losses	$ 8,112,015	$ 8,378,598
Stock-based compensation	886,437	625,609
Non-accrual interest	290,729	733,418
Deferred compensation	1,580,622	2,013,960
Equity investments	126,614	117,870
Unrealized losses on securities available for sale	15,654	–
Other	411,189	739,580
Total deferred tax assets	**11,423,260**	**12,609,035**
Deferred tax liabilities:		
FHLB stock dividends	152,311	152,311
Core deposit intangible	8,441	15,559
Premises and equipment	673,568	768,039
Unrealized gains on securities available for sale	–	13,161
Other	18,705	21,473
Total deferred tax liabilities	**853,025**	**970,543**
Net deferred tax assets	**$10,570,235**	**$11,638,492**

At September 30, 2013, the Company had $138,000 of unrecognized tax benefits, $129,000 of which would affect the effective tax rate if recognized. The Company recognizes interest related to uncertain tax positions in income tax expense and classifies such interest and penalties in the liability for unrecognized tax benefits. As of September 30, 2013, the Company had approximately $9,000 accrued for the payment of interest and penalties. The tax years ended September 30, 2010 through 2013 remain open to examination by the taxing jurisdictions to which the Company is subject.

The aggregate changes in the balance of gross unrecognized tax benefits for the year ended September 30, 2013, which excludes interest and penalties, are as follows:

Balance at September 30, 2012	$ 129,000
Increases related to tax positions taken during a prior period	–
Decreases related to tax positions taken during a prior period	–
Increases related to tax positions taken during the current period	32,000
Decreases related to tax positions taken during the current period	–
Decreases related to settlements with taxing authorities	–
Decreases related to the expiration of the statute of limitations	(32,000)
Balance at September 30, 2013	**$ 129,000**

Retained earnings at September 30, 2013 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made. If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

A valuation allowance should be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance at September 30, 2013 or 2012 because management believes that all criteria for recognition have been met, including the existence of a history of taxes paid or qualifying tax planning strategies that are sufficient to support the realization of deferred tax assets.

12. Preferred Stock

On January 16, 2009, as part of the U.S. Department of Treasury's Capital Purchase Program, the Company issued 32,538 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation preference (the "Preferred Stock"), and a warrant to purchase up to 778,421 shares of the Company's common stock for a period of ten years at an exercise price of $6.27 per share (the "Warrant") in exchange for $32.5 million in cash from the U.S. Department of Treasury. The proceeds, net of issuance costs consisting primarily of legal fees, were allocated between the Preferred Stock and the Warrant on a pro rata basis, based upon the estimated market values of the Preferred Stock and the Warrant. As a result, $2.2 million of the proceeds were allocated to the Warrant, which increased additional paid-in capital from common stock. The amount allocated to the Warrant is considered a discount on the Preferred Stock and has been amortized using the level yield method over a five-year period through a charge to retained earnings. Such amortization does not reduce net income, but reduces income available for common shares.

The Preferred Stock pays cumulative dividends of 5% per year for the first five years and 9% per year beginning on January 16, 2014. The Company may, at its option, redeem the Preferred Stock at the liquidation preference plus accrued and unpaid dividends.

The fair value of the Preferred Stock was estimated on the date of issuance by computing the present value of expected future cash flows using a risk-adjusted rate of return for similar securities of 12%. The fair value of the Warrant was estimated on the date of grant using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.30%, expected volatility of 35.53% and a dividend yield of 4.27%.

The Treasury sold all of the Preferred Stock to private investors in a Dutch auction that was completed in July 2012. During the quarter ended September 30, 2012, the Company completed the repurchase from private investors of $7.1 million in par value of the Preferred Stock in exchange for $6.6 million in cash, representing a 7.2% average discount from par value. The repurchase resulted in a $364,000 benefit to income available to common shares. Also during the quarter ended September 30, 2012, the Company completed the repurchase of the Warrant from the Treasury in exchange for $1.1 million in cash. The combined impact of these transactions resulted in a $7.7 million reduction in total stockholders' equity during the year ended September 30, 2012. During the year ended September 30, 2013, the Company repurchased another $8.0 million in par value of its Preferred Stock from private investors in exchange for $8.0 million in cash. Following the Treasury's auction of the Preferred Stock and the Company's repurchase of the Warrant, the U.S. Treasury has no remaining equity stake in the Company.

13. Regulatory Capital Requirements

The Company is currently not subject to any separate capital requirements from those of the Bank. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators which, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). Under such regulations, the Bank is required to maintain minimum ratios of tangible capital of 1.5%, core capital of 4.0% and total risk-based capital of 8.0%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by federal regulations. As defined in the regulations, the Bank is required to maintain minimum total and Tier I capital to risk-weighted assets and Tier I capital to average assets. The Bank met all capital adequacy requirements to which it was subject at September 30, 2013.

As of September 30, 2013, the most recent notification from the Bank's primary regulator, the OCC, categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To be Categorized as "Well Capitalized" under Prompt Corrective Action Provisions	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
(Dollars in thousands)						
As of September 30, 2013:						
Tangible capital (to total assets)	$ 127,757	10.05%	$ 19,064	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	140,336	14.03%	80,016	8.00%	$ 100,020	10.00%
Tier I risk-based capital (to risk-weighted assets)	127,757	12.77%	N/A	N/A	60,012	6.00%
Tier I leverage capital (to average assets)	127,757	10.05%	50,838	4.00%	63,547	5.00%
As of September 30, 2012:						
Tangible capital (to total assets)	$ 129,223	9.63%	$ 20,134	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	142,378	13.58%	83,873	8.00%	$ 104,841	10.00%
Tier I risk-based capital (to risk-weighted assets)	129,223	12.33%	N/A	N/A	62,905	6.00%
Tier I leverage capital (to average assets)	129,223	9.63%	53,690	4.00%	67,113	5.00%

The Dodd-Frank Act required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies, including savings and loan holding companies, that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. In early July 2013, the Federal Reserve Board and the OCC approved revisions to their capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act. "Basel III" refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009, the rules released in December 2010, and loss absorbency rules issued in January 2011, which include significant changes to bank capital, leverage and liquidity requirements.

The rules include new risk-based capital and leverage ratios, which are effective January 1, 2015, and revise the definition of what constitutes "capital" for calculating those ratios. The proposed new minimum capital level requirements applicable to the Company and the Bank will be: (1) a new common equity Tier 1 capital ratio of 4.5%; (2) a Tier 1 capital ratio of 6% (increased from 4%); (3) a total capital ratio of 8% (unchanged from current rules); and (4) a Tier 1 leverage ratio of 4%. The rules eliminate the inclusion of certain instruments, such as trust preferred securities, from Tier 1 capital. Instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. The rules also establish a "capital conservation buffer" of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations establish a maximum percentage of eligible retained income that could be utilized for such actions.

A reconciliation of the Bank's Tier I stockholders' equity and regulatory risk-based capital at September 30, 2013 follows:

(In thousands)	
Tier I stockholders' equity	$ 131,697
Deduct:	
Intangible assets	(3,961)
Disallowed servicing rights	(5)
Add:	
Unrealized losses on available-for-sale securities	26
Tangible capital	127,757
Add:	
General valuation allowances	12,579
Total risk-based capital	**$ 140,336**

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the conversion from the mutual holding company structure on December 2, 1998. The remaining balance of the liquidation account at September 30, 2013 was $2.3 million.

In addition, federal regulations, as currently applied to the Bank, impose limitations upon payment of capital distributions to the Company. Under the regulations, the prior approval of the Bank's primary regulator, the OCC, and the non-objection of the Federal Reserve Bank, are required prior to any capital distribution when the total amount of capital distributions for the current calendar year exceeds net income for that year plus retained net income for the preceding two years. To the extent that any such capital distributions are not approved by the regulatory agencies in future periods, the Company could find it necessary to reduce or eliminate the payment of common dividends to its shareholders. In addition, the Company could find it necessary to temporarily suspend the payment of dividends on its preferred stock and interest on its subordinated debentures.

14. At the Market Offering

On May 7, 2013, the Company entered into a Sales Agency Agreement with Sandler O'Neill & Partners, L.P., pursuant to which the Company may sell from time to time through Sandler O'Neill, as sales agent, shares of the Company's common stock having an aggregate gross sales price of up to $10,000,000. Pursuant to the Sales Agency Agreement, the common stock may be offered and sold through Sandler O'Neill in transactions that are deemed to be "at the market" offerings as defined in Rule 415 of the Securities Act of 1933, as amended, including sales made by means of ordinary brokers' transactions, including on the Nasdaq Global Select Market, at market prices or as otherwise agreed to with Sandler O'Neill.

Between May 7, 2013 and June 30, 2013, the Company sold an aggregate of 13,653 shares of common stock, at a weighted average price of $10.60 per share, for proceeds of approximately $140,000, net of commissions of approximately $4,000.

15. Employee Benefits

The Company maintains shareholder-approved, stock-based incentive plans, which permit the granting of options to purchase common stock of the Company and awards of restricted shares of common stock. All employees, non-employee directors and consultants of the Company and its affiliates are eligible to receive awards under the plans. The plans authorize the granting of awards in the form of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, options that do not so qualify (non-statutory stock options) and granting of restricted shares of common stock. Stock option awards are generally granted with an exercise price equal to the market value of the Company's shares at the date of grant and generally vest over a period of three to five years. The exercise period for all stock options generally may not exceed 10 years from the date of grant. Generally, option and share awards provide for accelerated vesting if there is a change in control (as defined in the plans). Shares used to satisfy stock awards and stock option exercises are generally issued from treasury stock. At September 30, 2013, the Company had 563,805 reserved but unissued shares that can be awarded in the form of stock options or restricted share awards.

RESTRICTED STOCK AWARDS–A summary of activity in the Company's restricted stock awards as of and for the years ended September 30, 2013, 2012 and 2011 is as follows:

	2013		2012		2011	
	NUMBER	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE	NUMBER	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE	NUMBER	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
Nonvested at beginning of year	365,170	$ 7.13	115,078	$ 6.89	67,219	$ 6.45
Granted	42,221	8.72	298,727	7.05	67,248	7.49
Vested	(137,861)	7.27	(47,877)	6.02	(12,996)	7.43
Forfeited	–	–	(758)	6.59	(6,393)	7.43
Nonvested at end of year	**269,530**	**$ 7.31**	**365,170**	**$ 7.13**	**115,078**	**$ 6.89**

During the year ended September 30, 2012, the Company granted an aggregate of 250,000 shares of contingent, performance-based restricted stock to six executive officers. The shares of restricted stock vest as follows: 25% on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2012, 25% on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2013 and 50% on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2014. During the year ended September 30, 2013, the Company granted 15,000 shares of contingent, performance-based restricted stock to one newly elected executive officer. The shares of restricted stock vest as follows: one-third on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2013 and two-thirds on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2014. In each case, the vesting of the shares granted during fiscal 2013 and fiscal 2012 is subject to the Company's achievement of certain earnings per share targets. The grants do not provide for partial vesting for performance levels achieved below the stated targets nor will additional shares be granted if the Company's performance exceeds the earnings per share targets. If an earnings-per-share target is not met, vesting may still occur in a subsequent period based on cumulative results. Additionally, recipients cannot receive the final vesting unless the Company's total shareholder return exceeds certain peer indices. One-third of the shares received are required to be held until the earlier of retirement or five years from the date of vesting.

STOCK OPTION AWARDS–A summary of activity in the Company's stock option program as of and for the years ended September 30, 2013, 2012 and 2011 is as follows:

	2013				2012		2011	
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	629,936	$ 11.20			759,684	$ 10.56	849,840	$ 10.40
Granted	17,500	8.39			–	–	–	–
Exercised	(23,400)	8.99			(84,456)	5.96	(33,397)	5.81
Forfeited	(19,450)	9.53			(45,292)	10.18	(56,759)	10.96
Outstanding at end of year	**604,586**	**$ 11.26**	**$ 512,296**	**4.0**	**629,936**	**$ 11.20**	**759,684**	**$ 10.56**
Exercisable at end of year	**586,386**	**$ 11.35**	**$ 475,784**	**3.9**	**578,387**	**$ 11.19**	**604,387**	**$ 10.65**

There were 17,500 stock option awards granted during the year ended September 30, 2013 with a weighted-average fair value per share of $2.12. There were no stock option awards granted during the years ended September 30, 2012 or 2011. Cash received from stock options exercised totaled $210,000, $503,000 and $194,000 during the years ended September 30, 2013, 2012 and 2011, respectively. The total intrinsic value of stock options exercised totaled $17,000, $110,000 and $51,000 during the years ended September 30, 2013, 2012 and 2011, respectively. Executive officers and directors exercised 19,000 stock options during the year ended September 30, 2013.

A summary of total stock-based compensation expense for the years ended September 30, 2013, 2012 and 2011 follows:

	2013	2012	2011
Total expense	$1,222,419	$1,179,683	$ 590,457
Earnings per share:			
Basic	$ 0.07	$ 0.07	$ 0.03
Diluted	0.07	0.07	0.03

As of September 30, 2013, the total unrecognized compensation expense related to non-vested stock options and restricted stock awards was approximately $25,000 and $659,000, respectively, and the related weighted average period over which it is expected to be recognized is approximately 2.0 and 1.1 years, respectively.

The fair value of stock options granted in 2013 was estimated on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

Risk-free interest rate	0.85%
Expected volatility	44.36%
Expected life in years	6.0
Dividend yield	5.02%
Expected forfeiture rate	5.30%

EQUITY TRUST PLAN–The Company maintains a deferred compensation plan ("Equity Trust Plan") for the benefit of key loan officers and sales staff. The plan is designed to recruit and retain top-performing loan officers and other key revenue-producing employees who are instrumental to the Company's success. The plan allows the recipients to defer a percentage of commissions earned into a rabbi trust for the benefit of the participants. The assets of the trust are limited to shares of Company common stock and cash. Awards related to participant contributions generally vest immediately or over a period of two to five years. Awards related to Company contributions generally vest over a period of three to five years. The participants will generally forgo any accrued but unvested benefits if they voluntarily leave the Company. Vested shares in the plan are treated as issued and outstanding when computing basic and diluted earnings per share, whereas unvested shares are treated as issued and outstanding only when computing diluted earnings per share. During the years ended September 30, 2013 and 2012, the plan purchased 50,600 shares and 27,211 shares, respectively, on behalf of the participants at an average price of $10.17 and $6.67, respectively. There were 88,545 and 141,606 vested shares distributed to participants during the years ended September 30, 2013 and 2012, respectively, with aggregate market values at the time of distribution of $1.0 million and $1.1 million, respectively. At September 30, 2013 there were 354,123 shares in the plan with an aggregate carrying value of $3.2 million. Such shares were included in treasury stock in the Company's consolidated financial statements, including 209,551 shares that were not yet vested.

KSOP–Effective September 1, 2008, the Bank merged its 401(k) savings plan and its employee stock ownership plan into the Pulaski Bank Savings and Ownership Plan (the "KSOP") to provide greater investment alternatives to plan participants and to reduce administrative expenses. Beginning January 1, 2011, the Bank matched 50% of each participant's contribution up to a maximum of 5% of salary. The Bank's contributions to this plan were $358,000, $302,000 and $295,000 for the years ended September 30, 2013, 2012 and 2011, respectively.

EMPLOYMENT AGREEMENT–The Company and the Bank maintain a two-year employment agreement with its Chief Executive Officer ("CEO"). The two-year term of the agreement is extended daily unless written notice of non-renewal is given by the Board of Directors. Under the agreement, the Bank pays the CEO a base salary, which is reviewed at least annually and may be increased at the discretion of the Board of Directors. The CEO is also entitled to receive health and welfare benefits provided to other Company and Bank employees. Additionally, the agreement provides for severance payments and continued medical coverage for 24 months if employment is terminated following a change in control or upon an event of termination as defined in the agreement. In the event of a change in control and subsequent termination of employment, the CEO will receive a lump-sum payment equal to two times his average annual compensation computed using his base pay rate at the date of termination plus any bonus or incentive compensation earned by him in the prior fiscal year. The lump-sum payment will include an amount for any required excise tax due under the Internal Revenue Code of 1986. The agreement also prohibits the CEO from soliciting the services of any of the Company's employees, and from competing with the Company, for a period of two years after termination.

16. Commitments and Contingencies

The Company engages in commitments to originate loans in the ordinary course of business to meet customer financing needs. Such commitments are generally made following the Company's usual underwriting guidelines, represent off-balance sheet financial instruments and do not present more than a normal amount of risk. The following table summarizes the notional amount of these commitments at September 30, 2013 and 2012.

(In thousands)	2013	2012
Commitments to originate residential first and second mortgage loans	$ 65,936	$ 121,096
Commitments to originate commercial mortgage loans	62,626	46,058
Commitments to originate non-mortgage loans	15,778	12,458
Unused lines of credit - residential	67,265	92,692
Unused lines of credit - commercial	148,411	102,311

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with counsel, believes that the resolution of these actions will not have any material adverse effect on the Company's consolidated financial statements.

17. Derivatives

The Company originates and purchases derivative financial instruments, including interest rate lock commitments and interest rate swaps. Derivative financial instruments originated by the Company consist of interest rate lock commitments to originate residential mortgage loans.

INTEREST RATE LOCK COMMITMENTS–At September 30, 2013, the Company had issued $68.6 million of unexpired interest rate lock commitments to loan customers compared with $179.6 million of unexpired commitments at September 30, 2012. The Company typically economically hedges interest rate lock commitments by obtaining a corresponding best-efforts lock commitment with an investor to sell the loan at an agreed-upon price.

INTEREST RATE SWAPS–The Company entered into two $14 million notional value interest-rate swap contracts during 2008 totaling $28 million notional value. These contracts supported a $14 million, variable-rate, commercial loan relationship and were used to allow the commercial loan customer to pay a fixed interest rate to the Company, while the Company, in turn, charged the customer a floating interest rate on the loan. Under the terms of the swap contract between the Company and the loan customer, the customer pays the Company a fixed interest rate of 6.58%, while the Company pays the customer a variable interest rate of one-month LIBOR plus 2.30%. Under the terms of a similar but separate swap contract between the Company and a major securities broker, the Company pays the broker a fixed interest rate of 6.58%, while the broker pays the Company a variable interest rate of one-month LIBOR plus 2.30%. The two contracts have identical terms except for the interest rates and are scheduled to mature on May 15, 2015. While these two swap derivatives generally work together as an interest-rate hedge, the Company has not designated them for hedge treatment. Consequently, both derivatives are marked to fair value through either a charge or credit to current earnings.

The fair values of these contracts recorded in the consolidated balance sheets at September 30, 2013 and 2012 are summarized as follows:

	2013	2012
Fair value recorded in other assets	$ 843,000	$ 1,360,000
Fair value recorded in other liabilities	843,000	1,360,000

The gross gains and losses on these contracts recorded in non-interest expense in the consolidated statements of income and comprehensive income for the years ended September 30, 2013 and 2012 are summarized as follows:

	2013	2012
Gross losses on derivative financial assets	$ 517,000	$ 316,000
Gross gains on derivative financial liabilities	(517,000)	(316,000)
Net gain or loss	$ –	$ –

At September 30, 2013 and 2012, the Bank had $1.8 million and $1.8 million, respectively, in cash pledged to secure its obligations under these contracts.

18. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers by issuing commitments to extend credit. Such commitments are agreements to lend to a customer provided there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require the borrower to pay a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis.

At September 30, 2013 and 2012, the Company had firm commitments to originate loans of approximately $144.3 million and $179.6 million, respectively, of which $133.4 million and $118.2 million, respectively, were committed to be sold. Additionally, the Company had outstanding commitments to borrowers under unused home equity lines of credit and commercial lines of credit totaling $67.3 million and $148.4 million, respectively, at September 30, 2013 compared with $92.7 million and $102.3 million, respectively, at September 30, 2012.

At September 30, 2013 and 2012, the Company had loans receivable held for sale totaling $70.5 million and $180.6 million, respectively, substantially all of which were under firm commitments to be sold on a best-efforts basis.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These standby letters of credit are primarily issued for a fee to support contractual obligations of the Company's customers. The credit risk involved with issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2013, the Company had 47 letters of credit totaling approximately $4.0 million due to expire no later than July 2019 compared with 51 letters of credit totaling approximately $4.6 million due to expire no later than July 2019 at September 30, 2012.

19. Fair Value Measurements

The Company follows the provisions of Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

A three-level hierarchy for valuation techniques is used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. Financial instrument valuations are considered Level 1 when they are based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instrument valuations use quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. Financial instrument valuations are considered Level 3 when they are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable, and when determination of the fair value requires significant management judgment or estimation. ASC Topic 820 also provides guidance on determining fair value when the volume and level of activity for the asset or liability has significantly decreased and on identifying circumstances when a transaction may not be considered orderly.

The Company records securities available for sale and derivative financial instruments at their fair values on a recurring basis. Additionally, the Company records other assets at their fair values on a nonrecurring basis, such as impaired loans and real estate acquired in settlement of loans. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or impairment write-downs of individual assets. The following is a general description of the methods used to value such assets.

Debt and Mortgage-Backed Securities. The fair values of debt and mortgage-backed securities available for sale and held to maturity are generally based on quoted market prices or market prices for similar assets. The Company uses a third-party pricing service as its primary source for obtaining market value prices. On a quarterly basis, the Company validates the reasonableness of prices received from the third-party pricing service through independent price verification on a representative sample of securities in the portfolio.

Interest Rate Swap Assets and Liabilities. The fair values are based on quoted market prices by an independent valuation service.

Impaired Loans. The fair values of impaired loans that are determined to be collateral dependent are generally based on market prices for similar assets determined through independent appraisals (Level 2 valuations) or discounted values of independent appraisals or brokers' opinions of value (Level 3 valuations). Since substantially all of the Company's loans receivable that are secured by real estate are within the St. Louis metropolitan area, management is able to closely monitor the trend in real estate values in this area. Residential real estate loans are generally inspected when they become 45 to 60 days delinquent or when communications with the borrower indicate that a potential problem exists. New appraisals are generally obtained for impaired residential real estate loans if an inspection indicates the possibility of a significant decline in fair value. If a new appraisal is determined not to be necessary, management may obtain a broker's opinion of value or apply a discount to the existing appraised value based on the age of such appraisal and the overall trend in real estate values in the market area since the date of such appraisal. Similarly, the Company maintains close contact with its commercial borrowers whose loans are determined to be impaired, and new appraisals are obtained when management believes there has been a significant change in fair value. Factors that management considers when determining whether there has been a significant change in fair value for commercial real estate secured loans generally include overall market value trends in the surrounding areas and changes in factors that impact the properties' cash flows, such as rental rates and occupancy levels that differ materially from the most current appraisals. The significance of such events is determined on a loan-by-loan basis based on the circumstances surrounding each of such loans. If a new appraisal is determined not to be necessary, management may apply a discount to the existing appraised value based on the age of such appraisal and the overall trend in real estate values in the market area since the date of such appraisal, or other factors that affect the value of the property, such as rental rates and occupancy levels.

Real Estate Acquired in Settlement of Loans consists of loan collateral that has been repossessed through foreclosure or obtained by deed in lieu of foreclosure. This collateral is comprised of commercial and residential real estate. Such assets are recorded as held for sale initially at the lower of the loan balance or fair value of the collateral less estimated selling costs. If the loan balance exceeds the fair value of the collateral less estimated selling costs at the time of foreclosure, the difference is recorded as a charge to the allowance for loan losses. Any decline in the fair value of the property subsequent to acquisition is charged to non-interest expense and credited to the allowance for losses on real estate acquired in settlement of loans. During the years ended September 30, 2013 and 2012, charge-offs to the allowance for loan losses at the time of foreclosure totaled $1.0 million and $2.4 million, respectively, which represented 11% and 31% of the principal balance of loans that became subject to foreclosure during such periods, respectively.

Prior to the quarter ended March 31, 2012, the Company generally did not record partial charge-offs on loans secured by residential real estate, but rather provided for declines in fair value in the allowance for loan losses. See *Note 4 - Loans Receivable and the Allowance for Loan Losses* for a discussion of this practice and changes made during the quarter ended March 31, 2012. The large amount of charge-offs at the time of foreclosure compared with the principal balance of such loans reflects the declines in fair values of the underlying real estate since the dates of loan origination. Fair values are generally determined through external appraisals and assessment of property values by the Company's internal staff. New appraisals are obtained at the time of foreclosure and are reviewed periodically to determine whether they should be updated based on changing market conditions. Appraisals are prepared by state-licensed appraisers and represent the appraisers' opinions of value based on comparable sales and other data that is considered by the appraisers to be the most appropriate information at the time of the appraisal. Management believes such appraisals are the best source of valuation at the time of foreclosure and represent the properties' best estimates of value at that time. Subsequent to foreclosure, valuations are updated periodically, and the assets may be written down to reflect a new cost basis. For residential real estate properties, adjustments to valuations subsequent to foreclosure that are not based on new appraised values are generally made once the sales listing prices of the properties (which are generally based on brokers' opinions of value) fall below the most current appraised values. In general, listing prices on all residential real estate properties are reviewed at least weekly after considering input from the listing brokers and any potential offers to purchase the properties. For commercial properties, adjustments to valuations subsequent to foreclosure that are not based on new appraised values are generally made once the sales listing prices of the properties (which are generally based on brokers' opinions of value) fall below the most current appraised values or changes in other factors, such as occupancy levels and rental rates, indicate a decline in fair value. In general, listing prices on all commercial real estate properties are reviewed at least every 30 days after considering input from the listing brokers, other market activity and any potential offers to purchase the properties. The Company's frequent review of listing prices and market conditions subsequent to the receipt of an appraisal helps to ensure that the Company captures declines in the fair value of real estate acquired through foreclosure in the appropriate period. Because many of these inputs are not observable, the measurements are classified as Level 3.

Intangible Assets and Goodwill are reviewed annually in the fourth fiscal quarter and/or when circumstances or other events indicate that impairment may have occurred. No impairment losses were recognized during the years ended September 30, 2013 or 2012.

Assets and liabilities that were recorded at fair value on a recurring basis at September 30, 2013 and 2012 and the level of inputs used to determine their fair values are summarized below:

	Carrying Value at September 30, 2013			
		FAIR VALUE MEASUREMENTS USING		
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
(In thousands)				
ASSETS:				
Debt and mortgage-backed securities available for sale	$ 38,917	$ –	$ 38,917	$ –
Interest-rate swap	843	–	843	–
Total assets	**$ 39,760**	**$ –**	**$ 39,760**	**$ –**
LIABILITIES:				
Interest-rate swap	$ 843	$ –	$ 843	$ –
Total liabilities	**$ 843**	**$ –**	**$ 843**	**$ –**

	Carrying Value at September 30, 2012			
		FAIR VALUE MEASUREMENTS USING		
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
(In thousands)				
ASSETS:				
Debt and mortgage-backed securities available for sale	$ 21,921	$ –	$ 21,921	$ –
Interest-rate swap	1,360	–	1,360	–
Total assets	**$ 23,281**	**$ –**	**$ 23,281**	**$ –**
LIABILITIES:				
Interest-rate swap	$ 1,360	$ –	$ 1,360	$ –
Total liabilities	**$ 1,360**	**$ –**	**$ 1,360**	**$ –**

Assets that were recorded at fair value on a non-recurring basis at September 30, 2013 and 2012 and the level of inputs used to determine their fair values are summarized below:

	Carrying Value at September 30, 2013				TOTAL LOSSES RECOGNIZED IN THE YEAR ENDED SEPTEMBER 30, 2013
		FAIR VALUE MEASUREMENTS USING			
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	
(In thousands)					
ASSETS:					
Impaired loans, net	$ 4,014	$ –	$ –	$ 4,014	$ 8,740
Real estate acquired in settlement of loans	6,395	–	–	6,395	3,742
Total assets	**$ 10,409**	**$ –**	**$ –**	**$ 10,409**	**$ 12,482**

	Carrying Value at September 30, 2012				TOTAL LOSSES RECOGNIZED IN THE YEAR ENDED SEPTEMBER 30, 2012
		FAIR VALUE MEASUREMENTS USING			
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	
(In thousands)					
ASSETS:					
Impaired loans, net	$ 4,008	$ –	$ –	$ 4,008	$ 6,083
Real estate acquired in settlement of loans	13,952	–	–	13,952	5,790
Total assets	**$ 17,960**	**$ –**	**$ –**	**$ 17,960**	**$ 11,873**

There were no transfers of assets or liabilities among the levels of inputs used to determine their fair values during the years ended September 30, 2013 or 2012.

20. Disclosures About Fair Values of Financial Instruments

Fair values of financial instruments have been estimated by the Company using available market information and appropriate valuation methodologies, including those described in Note 19. However, considerable judgment is necessarily required to interpret market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2013 and 2012. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Carrying values and estimated fair values at September 30, 2013 and 2012 are summarized as follows:

		2013		2012	
(In thousands)	LEVEL IN FAIR VALUE MEASUREMENT HIERARCHY	CARRYING VALUE	ESTIMATED FAIR VALUE	CARRYING VALUE	ESTIMATED FAIR VALUE
ASSETS:					
Cash and cash equivalents	Level 1	$ 86,309	$ 86,309	$ 62,335	$ 62,335
Debt and mortgage-backed securities - AFS	Level 2	38,917	38,917	21,921	21,921
Capital stock of FHLB	Level 2	4,777	4,777	5,559	5,559
Mortgage-backed securities - HTM	Level 2	4,294	4,537	5,657	6,096
Mortgage loans held for sale	Level 2	70,473	72,481	180,575	185,641
Loans receivable	Level 3	988,668	1,001,898	975,728	1,024,992
Accrued interest receivable	Level 1	3,151	3,151	3,889	3,889
Interest-rate swap assets	Level 2	843	843	1,360	1,360
LIABILITIES:					
Deposit transaction accounts	Level 2	652,167	652,167	636,368	636,368
Certificates of deposit	Level 2	358,645	359,917	445,331	446,529
Borrowed money	Level 2	113,483	115,254	109,981	112,845
Subordinated debentures	Level 2	19,589	19,583	19,589	19,583
Accrued interest payable	Level 2	470	470	695	695
Interest-rate swap liabilities	Level 2	843	843	1,360	1,360

In addition to the methods described in Note 19 above, the following methods and assumptions were used to estimate the fair value of the financial instruments:

CASH AND CASH EQUIVALENTS–The carrying amount approximates fair value.

CAPITAL STOCK OF THE FEDERAL HOME LOAN BANK–The carrying amount represents redemption value, which approximates fair value.

LOANS RECEIVABLE–The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U. S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. No adjustment was made to the interest rates for changes in credit risk of performing loans where there are no known credit concerns. Management segregates loans into appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the allowance for loan losses applicable to the performing loan portfolio results in a fair valuation of such loans. The fair values of impaired loans are generally based on market prices for similar assets determined through independent appraisals or discounted values of independent appraisals and brokers' opinions of value. This method of valuation does not incorporate the exit price concept of valuation prescribed by Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*. Rather, it was used a practical expedient as permitted under the topic.

MORTGAGE LOANS HELD FOR SALE–The fair values of mortgage loans held for sale are generally based on commitment sales prices obtained from the Company's investors.

ACCRUED INTEREST RECEIVABLE–The carrying value approximates fair value.

INTEREST-RATE SWAP ASSETS–The fair value is based on quoted market prices by an independent valuation service.

DEPOSITS–The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing deposits using rates currently available on advances from the Federal Home Loan Bank having similar characteristics.

BORROWED MONEY–The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics. The estimated fair value of retail repurchase agreements is the carrying value since such agreements are at market rates and mature daily.

SUBORDINATED DEBENTURES–The estimated fair values of subordinated debentures are determined by discounting the estimated future cash flows using rates currently available on debentures having similar characteristics.

ACCRUED INTEREST PAYABLE–The carrying value approximates fair value.

INTEREST-RATE SWAP LIABILITIES–The fair value is based on quoted market prices by an independent valuation service.

OFF-BALANCE-SHEET ITEMS–The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements. The aggregate value of these fees is not material. Such commitments are summarized in *Note 16, Commitments and Contingencies*.

21. Impact of Recently Issued Accounting Standards

FAIR VALUE MEASUREMENTS. In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The ASU contains guidance on the application of the highest and best use and valuation premise concepts, the measurement of fair values of instruments classified in shareholders' equity, the measurement of fair values of financial instruments that are managed within a portfolio, and the application of premiums and discounts in a fair value measurement. It also requires additional disclosures about fair value measurements, including information about the unobservable inputs used in fair value measurements within Level 3 of the fair value hierarchy, the sensitivity of recurring fair value measurements within Level 3 to changes in unobservable inputs and the interrelationships between those inputs, and the categorization by level of the fair value hierarchy for items that are not measured at fair value but for which the fair value is required to be disclosed. These amendments were applied prospectively, effective January 1, 2012, and their application did not have a material effect on the Company's consolidated financial statements.

OTHER COMPREHENSIVE INCOME. In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income.* The ASU increases the prominence of other comprehensive income in financial statements by requiring comprehensive income to be reported in either a single statement or in two consecutive statements which report both net income and other comprehensive income. It eliminates the option to report the components of other comprehensive income in the statement of changes in equity. The ASU was effective for periods beginning January 1, 2012 and required retrospective application. The ASU did not change the components of other comprehensive income, the timing of items reclassified to net income, or the net income basis for income per share calculations. The Company has chosen to present net income and other comprehensive income in a single statement in the accompanying consolidated financial statements. In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* The amendments are being made to allow the Board time to consider whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. Until the Board has reached a resolution, entities are required to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05.

GOODWILL. In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment.* The ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Previous guidance required, on an annual basis, testing goodwill for impairment by comparing the fair value of a reporting unit to its carrying amount (including goodwill). As a result of this amendment, an entity will not be required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The ASU was effective for annual and interim goodwill impairment tests performed for periods beginning January 1, 2012. The adoption of this guidance did not have a material effect on the Company's consolidated financial statements.

BALANCE SHEET. In December 2011, the FASB issued ASU 2011-11, "*Disclosures about Offsetting Assets and Liabilities*". The ASU is a joint requirement by the FASB and International Accounting Standards Board to enhance current disclosures and increase comparability of GAAP and International Financial Reporting Standards financial statements. Under the ASU, an entity will be required to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet, as well as instruments and transactions subject to an agreement similar to a master netting agreement. The scope of the ASU includes derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The ASU is effective for annual and interim periods beginning January 1, 2013. Adoption of the ASU did not have a material effect on the Company's consolidated financial statements.

22. Selected Quarterly Financial Data (Unaudited)

The results of operations by quarter for 2013 and 2012 were as follows:

Year Ended September 30, 2013	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Interest income	$ 13,612,790	$ 13,176,256	$ 12,707,194	$ 12,117,382
Interest expense	1,805,452	1,687,527	1,545,575	1,406,250
Net interest income	11,807,338	11,488,729	11,161,619	10,711,132
Provision for loan losses	2,065,000	1,375,000	1,800,000	6,850,000
Net interest income after loan loss provision	9,742,338	10,113,729	9,361,619	3,861,132
Non-interest income	4,716,128	4,635,892	4,913,580	4,504,483
Non-interest expense	9,858,192	9,105,717	8,797,381	9,481,956
Income (loss) before taxes	4,600,274	5,643,904	5,477,818	(1,116,341)
Income tax expense (benefit)	1,472,545	1,991,730	1,869,647	(537,326)
Net income (loss)	**$ 3,127,729**	**$ 3,652,174**	**$ 3,608,171**	**$ (579,015)**
Income (loss) available to common shares	**$ 2,722,270**	**$ 3,246,407**	**$ 3,262,705**	**$ (941,895)**
Earnings (loss) per common share - basic	$ 0.25	$ 0.30	$ 0.30	$ (0.09)
Earnings (loss) per common share - diluted	$ 0.25	$ 0.29	$ 0.29	$ (0.08)
Weighted average common shares outstanding - basic	10,815,633	10,916,522	10,914,913	10,922,253
Weighted average common shares outstanding - diluted	11,066,355	11,136,801	11,147,049	11,124,759

Year Ended September 30, 2012	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Interest income	$ 14,623,636	$ 14,010,747	$ 13,663,082	$ 13,410,827
Interest expense	2,509,051	2,189,946	2,015,743	1,963,062
Net interest income	12,114,585	11,820,801	11,647,339	11,447,765
Provision for loan losses	3,000,000	5,500,000	3,000,000	2,950,000
Net interest income after loan loss provision	9,114,585	6,320,801	8,647,339	8,497,765
Non-interest income	3,415,425	3,554,725	4,102,096	4,631,462
Non-interest expense	8,131,427	7,941,739	8,790,391	9,327,727
Income before taxes	4,398,583	1,933,787	3,959,044	3,801,500
Income tax expense	1,356,507	564,780	1,212,795	1,129,145
Net income	**$ 3,042,076**	**$ 1,369,007**	**$ 2,746,249**	**$ 2,672,355**
Income available to common shares	**$ 2,524,606**	**$ 851,149**	**$ 2,228,000**	**$ 2,541,903**
Earnings per common share - basic	$ 0.24	$ 0.08	$ 0.21	$ 0.24
Earnings per common share - diluted	$ 0.23	$ 0.08	$ 0.20	$ 0.23
Weighted average common shares outstanding - basic	10,605,620	10,659,123	10,709,072	10,742,660
Weighted average common shares outstanding - diluted	11,004,706	11,132,612	11,121,025	11,019,007

23. Condensed Parent-Company-Only Financial Statements

The following table presents the condensed parent-company-only balance sheets as of September 30, 2013 and 2012, and the condensed parent-company-only statements of income and cash flows of the Company for the years ended September 30, 2013, 2012 and 2011:

Condensed Balance Sheets	2013	2012
ASSETS:		
Cash and cash equivalents	$ 511,436	$ 82,678
Investment in Bank	131,697,972	133,230,503
Intercompany loan to Bank	3,510,000	4,360,000
Other assets	1,687,394	2,051,521
Total assets	**$ 137,406,802**	**$ 139,724,702**
LIABILITIES:		
Subordinated debentures	$ 19,589,000	$ 19,589,000
Dividends payable	1,084,768	1,078,292
Other liabilities	674,968	890,238
Total liabilities	**21,348,736**	**21,557,530**
STOCKHOLDER'S EQUITY	116,058,066	118,167,172
Total liabilities and stockholder's equity	**$ 137,406,802**	**$ 139,724,702**

Condensed Statements of Income	2013	2012	2011
Interest income	$ 126,633	$ 131,051	$ 69,129
Interest expense	509,437	541,727	505,889
Net interest expense	(382,804)	(410,676)	(436,760)
Non-interest income	169,122	1,041,468	1,112,099
Non-interest expense	829,460	746,278	688,955
Loss before income taxes and equity in earnings of Bank	(1,043,142)	(115,486)	(13,616)
Income tax benefit	(337,717)	(34,936)	(3,824)
Net loss before equity in earnings of Bank	(705,425)	(80,550)	(9,792)
Equity in earnings of Bank	10,514,484	9,910,238	8,074,569
Net income	**$ 9,809,059**	**$ 9,829,688**	**$ 8,064,777**
Income available to common shares	**$ 8,289,487**	**$ 8,145,658**	**$ 5,998,761**

Condensed Statements of Cash Flows	**2013**	**2012**	**2011**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 9,809,059	$ 9,829,688	$ 8,064,777
Adjustments to reconcile net income to net cash from operating activities:			
Equity in earnings of Bank	(10,514,484)	(9,910,238)	(8,074,569)
Net change in other assets and liabilities	95,332	(592,088)	(319,761)
Net cash used in operating activities	**(610,093)**	**(672,638)**	**(329,553)**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash received for investment in joint venture	60,000	–	–
Dividends received from Bank	12,000,000	13,500,000	6,000,000
Decrease (increase) in intercompany loan	850,000	(1,010,000)	(1,450,000)
Net cash provided by investing activities	**12,910,000**	**12,490,000**	**4,550,000**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchase of equity trust shares from Treasury, net	566,527	339,517	446,684
Proceeds from stock options exercised	210,361	503,422	193,955
Proceeds received from Bank for stock-based compensation	1,424,085	1,357,604	1,009,710
Commission on shares purchased for dividend reinvestment plan	(24,027)	(22,013)	(27,399)
Repurchase of preferred shares, net	(7,951,199)	(6,608,067)	–
Repurchase of common stock warrant	–	(1,110,000)	–
Dividends paid on common stock	(4,326,992)	(4,301,725)	(4,177,009)
Dividends paid on preferred stock	(1,234,529)	(1,626,900)	(1,626,900)
Common stock issued under employee compensation plan	99,997	100,000	99,998
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(635,372)	(485,704)	(129,387)
Net cash used in financing activities	**(11,871,149)**	**(11,853,866)**	**(4,210,348)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	428,758	(36,504)	10,099
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	82,678	119,182	109,083
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 511,436**	**$ 82,678**	**$ 119,182**

24. Subsequent Event

Subsequent to September 30, 2013, management uncovered an elaborate fraud perpetrated against the Bank by one of its commercial loan customers. The customer, who purported to be in the business of leasing equipment, appears to have created false documentation to purchase assets that did not exist and were the subject of fictitious leases. The Company's total exposure to the customer at September 30, 2013 consisted of an aggregate outstanding loan balance of $7.0 million less collateral of $631,000 that was in the Bank's possession. As a result, the Company recorded a charge-off totaling $6.4 million effective September 30, 2013, which represented the entire amount of the exposure that was determined to be unsecured as a result of the fraud.

Common Stock Information

The common stock of the Company is listed on the NASDAQ Global Select Market under the symbol "PULB." As of December 12, 2013, there were approximately 3,314 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company's common stock for fiscal years 2013 and 2012.

FISCAL 2013	**HIGH**	**LOW**	**DIVIDEND PER SHARE**
First Quarter	$ 9.37	$ 8.08	$ 0.095
Second Quarter	$10.57	$ 8.98	$ 0.095
Third Quarter	$10.74	$ 9.55	$ 0.095
Fourth Quarter	$10.40	$ 9.84	$ 0.095

FISCAL 2012	**HIGH**	**LOW**	**DIVIDEND PER SHARE**
First Quarter	$ 7.11	$ 6.30	$ 0.095
Second Quarter	$ 8.02	$ 6.96	$ 0.095
Third Quarter	$ 7.97	$ 7.02	$ 0.095
Fourth Quarter	$ 8.25	$ 7.31	$ 0.095

Directors and Officers

DIRECTORS OF PULASKI FINANCIAL CORP.

Stanley J. Bradshaw
Chairman of the Board
Principal, Bradshaw Capital Management

William M. Corrigan, Jr.
Partner, Armstrong Teasdale LLP

Gary W. Douglass
President and Chief Executive Officer

Leon A. Felman
Investor in Financial Institutions

Michael R. Hogan
Retired Chief Administrative Officer and Chief Financial Officer of Sigma-Aldrich Corporation

Timothy K. Reeves
President and Owner of Keenan Properties of St. Louis

Sharon A. Tucker, PhD
President of Tucker Consultants

Lee S. Wielansky
Chairman and Chief Executive Officer of Midland Development Group, Inc.

SENIOR OFFICERS OF PULASKI FINANCIAL CORP.

Gary W. Douglass
President and Chief Executive Officer

Paul J. Milano
Executive Vice President,
Chief Financial Officer, Secretary and Treasurer

Frank A. Schneider
Senior Vice President and Controller

SENIOR OFFICERS OF PULASKI BANK

Gary W. Douglass
Chairman of the Board and Chief Executive Officer

W. Thomas Reeves
President

Paul J. Milano
Executive Vice President
Chief Financial Officer, Secretary and Treasurer

Brian J. Björkman
President, Commercial Lending Division

Cheri G. Bliefernich
Executive Vice President,
Banking and Human Resources

James W. Sullivan
Executive Vice President,
Corporate Planning and Analysis
Chief Financial Officer of Mortgage Division

Robin Baima
Senior Vice President,
Regional Manager, East Region

Mark T. Barron
Regional Sales Manager,
Residential Mortgage Lending

Michael J. Benney
Senior Vice President,
Chief Information Officer

Patrick M. Buehring
Regional President,
Commercial Lending, Central Region

Brian D. Cross
Regional Sales Manager,
Residential Mortgage Lending

Denise K. DeRousse
Senior Vice President,
Retail Banking Operations

Thomas D. Flores
Regional President,
Commercial Lending, West Region

Stephan R. Greiff
Senior Vice President, Mortgage Operations

Paul D. Grosse
Regional President,
Commercial Lending, East Region

Deborah A. Hanak
Senior Vice President,
Regional Manager, Central Region

James R. Howard
Senior Vice President,
Commercial Loan Administration

Rita M. Kuster
Senior Vice President, Commercial Lending
Underwriting and Loan Administration

Allan E. LaFollette
Regional Sales Manager,
Residential Mortgage Lending

Wallace D. Niedringhaus
Senior Vice President, Investment Division

Frank A. Schneider
Senior Vice President and Controller

Christopher M. Simms
Senior Vice President, Mortgage Operations

Brenda Bader Tucker
Senior Vice President,
Regional Manager, West Region

Corporate Information

Corporate Headquarters

12300 Olive Boulevard
St. Louis, Missouri 63141
314.878.2210
www.pulaskibank.com

Independent Auditors

KPMG LLP
St. Louis, Missouri

General Counsel

KING, KREHBIEL, & HELLMICH, LLC
St. Louis, Missouri

ARMSTRONG TEASDALE LLP
St. Louis, Missouri

Special Securities Counsel

KILPATRICK TOWNSEND & STOCKTON LLP
Washington, D.C.

Stock Transfer Agent

REGISTRAR AND TRANSFER COMPANY
Cranford, New Jersey
800.866.1340
www.rtco.com

Annual Meeting

The annual meeting of the stockholders will be held Thursday, January 30, 2014 at 2:00 p.m., Central Time, at the St. Louis Marriott West, 660 Maryville Centre Drive, St. Louis, Missouri, 63141.



12300 Olive Boulevard St Louis, MO 63141-6434
314.878.2210 314.878.6037 fax www.pulaskibank.com

